Quantum®

Fiscal 2010
Proxy Statement
Annual Report

To Our Stockholders:

Since the acquisition of ADIC four years ago, Quantum has been focused on moving away from a device-centric foundation to becoming a storage systems company. In fiscal year 2010, we completed most aspects of this transformation, overcoming critical challenges and posting some significant accomplishments. As we began the year, we were faced with a very difficult economic environment, external skepticism about our ability to refinance our convertible debt, and some gaps in our product lines. Within a few months, EMC's acquisition of Data Domain disrupted our go-to-market strategy and resulted in misinformation and misperceptions about our technology.

As we moved through FY10, we met these challenges head on and delivered Quantum's best financial performance in many years:

- Our non-GAAP* net profit of $55 million was the best in nine years and more than double what it was just prior to the acquisition of ADIC in 2006.
- Our non-GAAP operating margin of 12 percent and gross margin rate of 44.5 percent were the best in nine and ten years, respectively.
- On a GAAP basis, our net profit of $17 million was the highest in eight years.
- We had record revenue from branded disk systems and software sales (including related service revenue), up nearly 20 percent over fiscal year 2009.
- We generated $100 million in cash and ended the year with $117 million in cash, our highest year-end level since March 2006.

FY10 also was marked by major new product introductions and enhancements across our portfolio. As part of our DXi-Series of disk backup, deduplication and replication offerings, we launched the DXi6500 family of midrange systems optimized for NAS and OST environments and strengthened our enterprise DXi7500 VTL solution. We also laid the groundwork for the introduction of our new DXi4500 appliances that began shipping in early FY11 and are designed for small- and medium-size businesses and remote offices. On the StorNext side, we launched version 4.0 of our data management software, with deduplication natively integrated into the file system. In the area of tape, we introduced the entry-level Scalar i40 and Scalar i80 libraries, as well as LTO-5 tape drives that we offer both as standalone products and in our tape automation line. Finally, toward the end of the year, we prepared for the introductions of our Scalar i6000 enterprise tape library and Quantum Vision 4.0 monitoring and reporting software, both of which took place in April 2010.

In addition to launching these products, we shifted our go-to-market strategy for much of our portfolio during FY10, largely due to the EMC relationship changing from partner to competitor in deduplication. At the heart of this transition has been an increased emphasis on building our branded midrange business through the independent reseller channel, particularly around the DXi6500. At the same time, we have focused our enterprise business and related channel activities on customer opportunities where we have a competitive advantage and can leverage DXi7500, StorNext and now the Scalar i6000. Although it takes time to implement a go-to-market shift, and the full range of DXi6500 models only began shipping late in FY10, one indication of success is the fact that our branded fourth quarter revenue grew 8 percent year-over-year.

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* A quantitative reconciliation of any GAAP and non-GAAP financial measures included in this letter can be accessed at the Investor Relations section of Quantum's website at www.quantum.com.

In short, FY10 was a good year in terms of improving our results and working through a series of transitions to position Quantum to capitalize on the opportunities we have in the market and grow revenue. Driving revenue growth is our top priority for fiscal year 2011.

As we begin FY11, there is still an atmosphere of caution in the IT market, but we see the environment for storage spending improving. Independent surveys also show that backup, recovery and archive issues continue to be a top pain point for customers, and Quantum is a major player in key segments of the market that address these issues. This includes high-growth segments, such as disk-based backup and deduplication and high-performance file sharing and archiving. Even in the mature tape market, there are opportunities to build on our position as the worldwide leader in open systems automation – according to Gartner, 85 percent of customers continue to use tape, either in conjunction with disk or on a standalone basis.

Having launched a broad range of new products across our portfolio over the past year, we believe we are well-positioned to take advantage of the opportunities in these market segments. Many of these products began shipping in the last several months, so we expect them to become a much bigger factor in meeting our growth objectives as they gain traction. They already have been well-received by end users and channel partners, reinforcing the stronger competitive position we have established.

In terms of the channel, we also are seeing increased engagement as resellers learn more about our expanded offerings. Many are looking for new partnership opportunities due to concerns that EMC's acquisition of Data Domain and Oracle's acquisition of Sun will negatively impact them in deduplication and tape automation, respectively. This engagement is a critical element of improving our go-to-market leverage and scaling our business, and we believe our new products, strong channel program and strategic alignment with key resellers create a win-win partnership opportunity for addressing end users' data protection and management needs.

Finally, even as we work to capitalize on the near-term product opportunities in the market, we are continuing to make investments that will enable us to broaden and extend our technology leadership for years to come, particularly in the areas of deduplication, replication and data management. This includes plans to deliver "next generation" technology to leverage the power of deduplication and replication more broadly and further enhance StorNext as a key enabling element of cloud storage solutions.

Having significantly transformed Quantum over the past several years and created a more profitable company, we are focused on building on our much stronger position in the market. It will enable us to capitalize on the increased opportunities we see, drive revenue growth and momentum, and make Quantum a more valuable company to both customers and stockholders.

Thank you for your continued support.

Rick Belluzzo



"Safe Harbor" Statement: This letter contains "forward-looking" statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Specifically, but without limitation, statements relating to 1) Quantum's future revenue and its market and technology positions, including its plans to deliver "next generation" technology and 2) future benefits to Quantum from its channel partnerships are forward-looking statements within the meaning of the Safe Harbor. These statements involve known and unknown risks, uncertainties and other factors that may cause Quantum's actual results to differ materially from those implied by the forward-looking statements. These risks include operational difficulties, unforeseen technical limitations, the ability of competitors to introduce new solutions that compete more successfully with our solutions, unexpected changes in market conditions and unanticipated changes in customers' needs or requirements, as well as the risks set forth in Quantum's periodic filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled "Risk Factors," in Quantum's Annual Report on Form 10-K included with this letter. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

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Quantum®

QUANTUM CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON
August 18, 2010

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Quantum Corporation (the "Company" or "Quantum"), a Delaware corporation, will be held on Wednesday, August 18, 2010 at 8:00 a.m., Pacific Daylight Time, at Quantum's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110, for the following purposes:

1. To elect eight directors recommended by the Board to serve until the next Annual Meeting of Stockholders or until their successors are elected and duly qualified;

2. To ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company for the fiscal year ending March 31, 2011; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. The notice of the Annual Meeting and proxy materials are available at http://www.quantum.com/2010proxy. In accordance with the SEC rules, the materials on the website are searchable, readable and printable, and the website does not have "cookies" or other tracking devices that identify visitors.

The accompanying proxy card will identify the website where the proxy materials will be made available; the date, time and location of the Annual Meeting; the proposals to be voted on at the Annual Meeting and the Board of Directors' recommendation with regard to such proposals; and a toll-free telephone number and website where stockholders can vote.

Only stockholders of record at the close of business on June 21, 2010 are entitled to notice of and to vote at the meeting and any adjournment thereof.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to submit your proxy via the Internet or vote, sign, date and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the meeting may vote in person even if he or she previously returned a proxy.

By Order of the Board of Directors,

Shawn Hall

Shawn D. Hall
Senior Vice President, General Counsel and Secretary

San Jose, California
July 1, 2010

QUANTUM CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of Quantum Corporation (the "Company" or "Quantum") for use at the Annual Meeting of Stockholders to be held August 18, 2010 at 8:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof (the "Annual Meeting" or "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110. The Company's telephone number is (408) 944-4000 and the Internet address for its website is http://www.quantum.com.

Pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the Internet. The accompanying proxy card will identify the website where the proxy materials will be made available; the date, time and location of the Annual Meeting; the proposals to be voted on at the Annual Meeting and the Board of Directors' recommendation with regard to such proposals; and a toll-free telephone number and website where stockholders can vote. Our proxy materials are first being made available on or about July 1, 2010 to all stockholders entitled to vote at the Meeting.

Record Date; Outstanding Shares

Stockholders of record at the close of business on June 21, 2010 (the "Record Date") are entitled to notice of and to vote at the Meeting. At the Record Date, 216,041,296 shares of the Company's common stock, $0.01 par value (the "Common Stock"), were issued and outstanding. The closing price of the Common Stock on the Record Date, as reported by the New York Stock Exchange ("NYSE"), was $2.34 per share.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company (currently Shawn D. Hall) at or before the taking of the vote at the Meeting, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company at or before the taking of the vote at the Annual Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy must be delivered to the Secretary of the Company at or before the taking of the vote at the Meeting.

Voting and Solicitation

Each share of Common Stock has one vote, as provided in the Company's Amended and Restated Certificate of Incorporation. Accordingly, a total of 216,041,296 votes may be cast at the Meeting. Holders of Common Stock vote together as a single class on all matters covered by this Proxy Statement. For voting with respect to the election of directors, stockholders may cumulate their votes. Cumulative voting will allow you to allocate among the director nominees, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of Common Stock, and there are eight directors to be elected at the Annual Meeting, you could allocate 800 "FOR" votes (eight times one hundred) among as few or as many of the eight nominees to be voted on at the Meeting as you choose. See "PROPOSAL ONE — ELECTION OF DIRECTORS — REQUIRED VOTE." You will need to indicate on your proxy card whether you intend to cumulate your votes.

In addition to using the accompanying proxy card, stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards. Most stockholders who hold shares beneficially in street name may vote by accessing the website specified on the voting instructions card provided by their broker, trustee or nominee.

The cost of soliciting proxies will be borne by the Company. The Company has not retained the services of a solicitor. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone, email or otherwise.

Stockholder Proposals for Inclusion in the Company's Proxy Materials Pursuant to Rule 14a-8

You may submit proposals for consideration at future stockholder meetings. For a stockholder proposal to be considered for inclusion in the Company's proxy statement for the Annual Meeting to be held in 2011, the Secretary of the Company must receive the written proposal at the Company's principal executive offices no later than March 2, 2011. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials and with the notice procedures set forth in the Company's Bylaws. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

Stockholder Proposals Not Intended for Inclusion in the Company's Proxy Materials Pursuant to Rule 14a-8

Proposals Other than for Nominees to the Board of Directors

Proposals of stockholders of the Company which are to be presented at the Company's annual meeting of stockholders for the year ended March 31, 2011 may be made by a stockholder of the Company who is a stockholder at the time of submitting such proposal and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company's Bylaws. Such proposals must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year's Annual Meeting (see Section 2.4(i)(a) of the Company's Bylaws). The stockholder's submission must include the information specified in Section 2.4(i)(b) of the Company's Bylaws.

Proposals not meeting the requirements of the immediately two preceding paragraphs will be considered untimely and will not be entertained at the 2011 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

As of the date of this Proxy Statement, the Company has not been notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's Annual Meeting. The proxy card submitted with this Proxy Statement grants the proxy holders discretionary authority to vote on any matter (other than stockholder proposals relating to nominees to the Board of Directors) properly brought before the Annual Meeting or any adjournment or postponement of such Meeting.

Proposals for Nominees to the Board of Directors

Nominations of persons for election to the Board of Directors of the Company may be made by a stockholder of the Company who is a stockholder at the time of submitting such nomination and at the time of the record date set for that meeting and who complies with the notice procedures set forth in the Company's Bylaws. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be received by the Secretary of the Company not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Company first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for this year's Annual Meeting (see Sections 2.4(i)(a) and (ii)(a) of the Company's Bylaws). The stockholder's submission must include the information specified in Section 2.4(ii)(b) of the Company's Bylaws.

Proposals for nominees to the Board not meeting the requirements of the immediately preceding paragraph will be considered untimely and will not be entertained at the 2011 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

The Company has not been notified by any stockholder of his or her intent to present any stockholder proposals for nominees to the Board of Directors from the floor at this year's Annual Meeting.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, the Company believes that abstentions should be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote at the Annual Meeting ("Votes Cast") with respect to a proposal (other than a proposal relating to the election of directors). In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the proposal (other than a proposal relating to the election of directors).

Broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast. A broker non-vote will make a quorum more readily attainable, but the broker non-vote will not otherwise affect the outcome of the vote on a proposal. Under NYSE rules, brokers holding shares beneficially owned by their clients no longer have the ability to cast votes with respect to the election of directors unless they have received instructions from the beneficial owner of the shares. **It is therefore important that you provide instructions to your broker if your shares are held by a broker so that your vote with respect to directors is counted.**

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Section 16 officers, directors and persons who own more than ten percent (10%) of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC. Such executive officers, directors and greater than ten-percent stockholders are also required by SEC rules to furnish the Company with copies of all forms that they file pursuant to Section 16(a). Based solely on its review of the copies of such reports received by the Company and on written representations from certain reporting persons, the Company believes that all required filings were timely made during the fiscal year ended March 31, 2010 ("Fiscal 2010").

Householding

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy materials with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to such stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Quantum and some brokers household proxy materials unless contrary instructions have been received from one or more of the affected stockholders. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please so indicate by (i) contacting Broadridge by telephone at (800) 542-1061 (have your proxy card in hand when you call and then follow the instructions), or (ii) writing to Broadridge at Broadridge c/o Householding Department, 51 Mercedes Way, Edgewood, NY 11717, or (iii) contacting Quantum's Investor Relations Department by telephone at 866-520-7787 or at 408-944-4450 if you are a registered stockholder and contacting your broker if you hold shares beneficially in street name.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

There are eight nominees for election to the Company's Board of Directors (the "Board") this year. All of the nominees are currently serving on the Board. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. Each nominee has consented to be named as a nominee in the Proxy Statement and to serve as a director if elected. In the event that additional persons are nominated at the time of the Annual Meeting, the proxy holders intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed below as possible (or, if new nominees have been designated by the Board, in such a manner as to elect such nominees). In such event, the proxy holders will determine the manner in which to allocate the votes among the nominees. The Company is not aware of any reason that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been elected and qualified. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer of the Company.

The Board's key roles include, but are not limited to: (i) the selection and evaluation of the Company's Chief Executive Officer ("CEO"), and overseeing CEO succession planning; (ii) advising the CEO and management on the Company's fundamental strategies; (iii) reviewing and approving the CEO's objectives; (iv) approving acquisitions, divestitures and other significant corporate actions; (v) advising the CEO on the performance of senior management, and significant organizational changes, including succession planning; and (vi) approving the annual operating financial plan.

The names of the nominees and certain information about them as of June 1, 2010, are set forth below.

Name of Nominee	Age	Director Since	Principal Occupation Since
Paul R. Auvil III*+	46	2007	Chief Financial Officer, Proofpoint, 2007
Richard E. Belluzzo	56	2002	Chief Executive Officer of Quantum, 2002 Chairman of the Board of Quantum, 2003
Michael A. Brown†	51	1995	Chairman of the Board of Line 6, 2005 Former Chairman of Quantum, 2003
Thomas S. Buchsbaum*†	60	2005	Independent Consultant, 2005
Edward M. Esber, Jr.*†	57	1988	President, the Esber Group, 1990
Elizabeth A. Fetter+	51	2005	Former President, Chief Executive Officer and Director of Jacent Technologies, 2007
Joseph A. Marengi+	56	2007	Venture Partner, Austin Ventures, 2007
Dennis P. Wolf*	57	2007	Chief Financial Officer, Fusion-io, 2009

* Member of the Audit Committee.

\+ Member of the Leadership and Compensation Committee.

† Member of the Corporate Governance and Nominating Committee.

Except as set forth below, each of the nominees has been engaged in his or her principal occupation described above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Mr. Paul R. Auvil III has served as Chief Financial Officer of Proofpoint, Inc., a provider of messaging security solutions, since March 2007. Before Proofpoint, Mr. Auvil was an entrepreneur-in-residence for six months with Benchmark Capital, a venture capital firm, from October 2006 to March 2007. From August 2002 to July 2006, Mr. Auvil was Chief Financial Officer of VMware, Inc. Prior to joining VMware, Mr. Auvil served four years as Chief Financial Officer at Vitria Technology. Earlier in his career, he spent ten years at VLSI Technology, ultimately becoming vice president and general manager of the Internet and Secure Products Division. Mr. Auvil also serves on the board and as chair of the audit committee of OpenTV. Mr. Auvil is a member of the Company's Audit Committee and the Leadership and Compensation Committee. We believe that Mr. Auvil possesses specific attributes that qualify him to serve as a member of the Board, including his executive experience and his financial and accounting expertise.

Mr. Richard E. Belluzzo has been Chief Executive Officer since joining the Company in September 2002 and Chairman of the Board since July 2003. Before joining Quantum, from September 1999 to May 2002, Mr. Belluzzo held senior management positions with Microsoft Corporation, most recently President and Chief Operating Officer. Prior to Microsoft, from January 1998 to September 1999, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics, Inc. Before his tenure at Silicon Graphics, from 1975 to January 1998, Mr. Belluzzo was with Hewlett-Packard, most recently as Executive Vice President of the computer organization. Currently Mr. Belluzzo is a member of the board of directors of PMC-Sierra, Inc. and JDS Uniphase Corporation. We believe that Mr. Belluzzo possesses specific attributes that qualify him to serve as a member of the Board, including the perspective and experience he brings as our Chief Executive Officer, which brings operational expertise to the Board, and his executive experience with public companies.

Mr. Michael A. Brown served as Chief Executive Officer of Quantum from September 1995 to September 2002 and as Chairman of Quantum's Board from May 1998 to July 2003. From 1993 to September 1995, he was President of the Company's desktop group, from 1992 to 1993 he was Chief Operating Officer responsible for the Company's hard disk drive business, and from 1984 to 1992 he held various marketing position with the Company. Mr. Brown also serves as Chairman of the board of directors of Line 6 and is on the boards of Symantec Corporation and of Mozes, Inc., a privately-held mobile marketing company. He previously served on the boards of Nektar Therapeutics from September 2002 to December 2009 and of Digital Impact from 1999 to April 2005. Mr. Brown is the Chair of the Company's Corporate Governance and Nominating Committee. We believe that Mr. Brown possesses specific attributes that qualify him to serve as a member of the Board, including the perspective and experience he brings as our former Chief Executive Officer, which brings historic knowledge, operational expertise and continuity to the Board, and his experience with joint ventures, manufacturing partnerships, marketing partnerships and managing customer relationships.

Mr. Thomas S. Buchsbaum has been an independent consultant since March 2005. From March 1997 to March 2005, Mr. Buchsbaum served as vice president of the U.S. Federal Business Segment, as well as Vice President and General Manager of the K12 and Higher Education customer segments of Dell, Inc. Before Dell, Mr. Buchsbaum spent ten years at Zenith Data Systems, a computer manufacturing company, until February 1997, where he was General Manager for the federal systems business unit and General Manager of the state and local government and education segments. From 1989 to 2004, Mr. Buchsbaum served on the board of directors and the compensation committee of Group 1 Software, Inc., an application software provider. Mr. Buchsbaum also serves as an advisor to the board of Dick Blick Holdings and is a member of the Advisory Board of Augmentix Corp., a wholly owned unit of Entorian Technologies, Inc. Mr. Buchsbaum is the Board's lead independent director and is a member of the Company's Corporate Governance and Nominating Committee and the Audit Committee. We believe that Mr. Buchsbaum possesses specific attributes that qualify him to serve as a member of the Board, including his management experience in relevant industries and his general strategic and operational experience.

Mr. Edward M. Esber Jr. has served as an Industry Partner of the Halo Funds since December 2006, as Chairman and President of The Esber Group, a strategy consulting firm, since February 1991, and has been an angel investor in The Angels Forum since 1997. Mr. Esber also serves on the boards of directors of iTaggit, Inc. and Panterra Networks. Mr. Esber is a member of the Company's Corporate Governance and Nominating Committee and the Audit Committee. We believe that Mr. Esber possesses specific attributes that qualify him to serve as a member of the Board, including his years of business and leadership experience, his historical knowledge of Quantum and his experience in the venture capital industry.

Ms. Elizabeth A. Fetter served as President and Chief Executive Officer and a director of Jacent Technologies, Inc., an order automation company for the restaurant industry, from March 2007 to October 2007, when the company was sold. Previously, from October 2001 to November 2004, she served as President and Chief Executive Officer, and a director, of QRS Corp., a retail supply chain software and services company. Prior to joining QRS, from March 1999 to April 2001, Ms. Fetter was President, Chief Executive Officer, and a director, of NorthPoint Communications, a broadband services company that declared bankruptcy during Ms. Fetter's tenure as its Chief Executive Officer in 2001, and from January 1998 to March 1999 was Vice President and General Manager of the Consumer Services Group at US West (now Qwest), a telecommunications company. Before US West, she was an officer at SBC/Pacific Bell, where she held a number of senior leadership positions. Ms. Fetter also serves on the board of directors of Symmetricom, Inc. and several non-profit organizations. Previously, Ms. Fetter also served on the board of Ikanos Communications, Inc from June 2008 to August 2009. Ms. Fetter is the Chair of the Company's Leadership and Compensation Committee. We believe that Ms. Fetter possesses specific attributes that qualify her to serve as a member of the Board, including her management experience in relevant industries and her general strategic and operational experience.

Mr. Joseph A. Marengi has been employed as a venture partner for Austin Ventures, a venture capital firm, since August 2007. His focus is on the hardware and software industry. Prior to joining Austin Ventures, he worked for Dell, Inc. from June 1997 to March 2007, serving as Senior Vice President of the Corporate Business Group for four years before becoming Senior Vice President of Dell Americas and later Senior Vice President of the Commercial Business Group. Previously, Mr. Marengi served in various executive leadership roles at Novell Systems, Inc., most recently as President and Chief Operating Officer of Channels. Prior to Novell, Mr. Marengi held various executive, sales and information management positions in the technology and defense industries. Mr. Marengi also serves on the board of directors of Hovnanian Enterprises, Inc. and of Entorian Technologies, Inc. Mr. Marengi is a member of the Company's Leadership and Compensation Committee. We believe that Mr. Marengi possesses specific attributes that qualify him to serve as a member of the Board, including his years of business and industry experience, particularly in sales management and his experience in the venture capital industry.

Mr. Dennis P. Wolf has served as Chief Financial Officer of Fusion-io, provider of a flash-based, solid-state memory tier, since November 2009. Prior to that, he served as Executive Vice President, Chief Operating Officer and Chief Financial Officer of Finjan Software, Inc. from January 2009 to May 2009. From July 2005 to February 2008, he served as Executive Vice President and Chief Financial Officer of MySQL, AB, an open source database company, where he was responsible for managing the company's finance, HR, legal, administration and operations until MySQL was acquired by Sun Microsystems. From March 2005 through June 2005, Mr. Wolf served as Executive Vice President and Chief Financial Officer of Hercules Technology Growth Capital, including during the company's initial public offering. From February 2003 to June 2005, Mr. Wolf served as Chief Financial Officer and Executive Vice President of Omnicell, Inc., where he was responsible for finance, operations and research and development. Prior to Omnicell, Mr. Wolf held financial management positions for public high technology companies including Credence Systems, Centigram, Apple Computer and Sun Microsystems. He also currently serves on the board and as chair of the audit committee of Codexis, Inc. and on the board and audit committee of BigBand Networks, Inc. He previously served as a board member and chair of the audit committee of Komag from March 2005 to September 2007 and Vitria Technology from July 2003 to October 2006 and on the board of Avanex Corporation from April 2008 to April 2009. Mr. Wolf is the Chair of the Company's Audit Committee. We believe that Mr. Wolf possesses specific attributes that qualify him to serve as a member of the Board, including his executive experience and his financial and accounting expertise with both public and private companies.

One current member of the Board, Bruce A. Pasternack, is not up for reelection to the Board, and his Board service will end effective at the Annual Meeting. The Board intends to reduce the size of the Board in connection with the Annual Meeting.

Board Independence

Quantum's Corporate Governance Principles provide that a majority of the Board shall consist of independent directors. The Board has determined that each of the director nominees standing for election, except for Richard E. Belluzzo, has no material relationship with Quantum (either directly or as a partner, stockholder or officer of an organization that has a relationship with Quantum) and is independent within the meaning of Quantum's director independence standards set forth in Quantum's Corporate Governance Principles, a copy of which may be found on our website located at http://www.quantum.com, by clicking "About Us" from the home page and selecting "Corporate Governance." These standards reflect all applicable regulations, including the rules of the NYSE and the SEC.

Board Meetings and Committees

The Board of Directors of the Company held a total of six (6) meetings during Fiscal 2010. In addition, in Fiscal 2010, the non-management directors held four (4) meetings without management present. During Fiscal 2010, each director standing for election attended at least 75% of the meetings of the Board and the meetings of committees, if any, upon which such director served. All of our directors are expected to attend each meeting of the Board and the committees on which they serve and are encouraged to attend annual stockholder meetings, to the extent reasonably possible. All of our directors who were elected at our 2009 annual meeting attended our 2009 annual meeting.

The Company has an Audit Committee, a Leadership and Compensation Committee, and a Corporate Governance and Nominating Committee. Thomas S. Buchsbaum is the Company's lead independent director and as such presides at the non-management directors' meetings.

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee of the Board currently consists of Mr. Dennis P. Wolf, Chair of the committee, Mr. Paul R. Auvil, Mr. Thomas S. Buchsbaum and Mr. Edward M. Esber, Jr., all of whom are independent directors and financially literate, as defined in the applicable NYSE listing standards and SEC rules and regulations. Our Board has determined that Dennis P. Wolf is an audit committee financial expert as defined by SEC rules. The Audit Committee, which generally meets at least twice per quarter, once prior to quarterly earnings releases and again prior to the filing of the Company's quarterly and annual reports with the SEC, appoints the Company's independent registered public accounting firm and is responsible for approving the services performed by the Company's independent registered public accounting firm and for reviewing and evaluating the Company's accounting principles and its systems of internal accounting controls. At each meeting, the Audit Committee first meets with Company management and the Company's independent registered public accounting firm in order to review financial results and conduct other appropriate business. Then, the Audit Committee typically meets with the Company's independent registered public accounting firm, without the presence of management. The Audit Committee held a total of nine (9) meetings during Fiscal 2010.

The Leadership and Compensation Committee of the Board is currently composed of Ms. Elizabeth A. Fetter, Chair of the committee, Mr. Paul R. Auvil, Mr. Joseph A. Marengi and Mr. Bruce A. Pasternack, all of whom are independent directors, as defined in the applicable NYSE listing standards. The Leadership and Compensation Committee generally meets in conjunction with Board meetings and at other times as deemed necessary by the committee or the Board. The Company's lead independent director typically attends the committee meetings. The committee held a total of seven (7) meetings during Fiscal 2010. The committee operates under a written charter that is reviewed by the Board on an annual basis. The committee's charter was last reviewed and approved on October 30, 2009. The committee's primary mission is to ensure the Company provides appropriate leadership and compensation programs to enable the successful execution of its corporate strategy and objectives and to ensure the Company's programs and practices are market competitive and consistent with corporate governance best practices. The committee's primary objectives are to (1) review and approve the Company's compensation philosophy, strategy and practices, (2) review and approve executive compensation for all executive officers and vice presidents (other than for the CEO) and make recommendations to the Board regarding CEO and non-employee director compensation and (3) review the Company's strategy and practices relating to the attraction, retention, development, performance and succession of its leadership team.

The committee has the power to delegate its authority to the Company's management or to a subcommittee (subject to limitations of applicable law and provided that the committee may not delegate its authority as it relates to the compensation of the CEO and the other Section 16 officers), but did not do so during Fiscal 2010. The committee is also empowered to hire outside consultants and advisors in connection with performing its duties.

With respect to the determination of the amount and form of the compensation for the Company's non-employee directors, the Company's management team (specifically the Company's CEO and Senior Vice President of Human Resources) provides information, analysis and recommendations to the Committee on matters such as competitive market practices, target compensation levels and non-employee director compensation program design. In addition, the Committee's independent compensation consultant as identified in the Compensation Discussion and Analysis also provides analysis and advice on the market competitiveness of our non-employee directors' compensation program (both in relation to the Company's peer groups and to the broader technology market), as well as on current trends and developments, and specific non-employee director compensation program design recommendations. While the Committee carefully considers all of the information and recommendations made by members of management and its independent compensation consultant, ultimate authority for all decisions relating to the non-employee director compensation program rests with the Committee and the Board of Directors.

The Corporate Governance and Nominating Committee is currently composed of Mr. Michael A. Brown, Chair of the committee, Mr. Thomas S. Buchsbaum and Mr. Edward M. Esber, Jr., all of whom are independent directors, as defined in the applicable NYSE listing standards. The Corporate Governance and Nominating Committee, which meets at least twice annually, assists the Board by identifying and recommending prospective director nominees, develops corporate governance principles for Quantum, advises the Board on corporate governance matters, including Board and committee composition, roles and procedures, recommends to the Board a lead independent director, oversees the evaluation of the Board, considers questions of possible conflicts of interest of Board members and of senior executives and oversees and reviews the process for succession planning of the Company's Chief Executive Officer. The Corporate Governance and Nominating Committee will consider nominees recommended by stockholders pursuant to the procedures outlined in the Company's Bylaws and as set forth herein. The Corporate Governance and Nominating Committee held five (5) meetings during Fiscal 2010.

Each of our committees is governed by a written charter, copies of which are posted on our website. The Internet address for our website is http://www.quantum.com, where the charters may be found by clicking "About Us" from the home page and selecting "Corporate Governance." A free printed copy of the charters also is available to any stockholder who requests it from Quantum's Investor Relations Department at the address stated below in the Section of this Proxy Statement entitled "Communicating with the Company" or who submits an online request by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "About Us" from the home page and selecting "Contact Investor Relations."

Board's Role in Risk Oversight

The Company faces a wide spectrum of risks, including financial, strategic, operational, and regulatory exposures. On behalf of the Board of Directors, the Company's Audit Committee has primary responsibility for the oversight of those risks. In accordance with its charter, the Audit Committee oversees the Company's policies and processes for risk assessment and management, including discussions of its major risk exposures, the associated risk mitigation activities, and the practices under which risk management is implemented throughout the Company. The Board's other committees also oversee risks associated with their respective areas of responsibility, such as the Leadership and Compensation Committee's review of risks arising from compensation practices. The full Board is updated regarding its committees' risk oversight and other activities through its regular reporting and discussion practices.

While the Board is responsible for risk oversight, risk management accountability lies with the Company's management team. The Company's general counsel has executive responsibility for the majority of its risk management practices, including maintenance of its enterprise risk management practices, completion of the annual risk assessment, and management and promotion of the Company's ethics and compliance program. Formal risk management reports are provided by the general counsel to the Audit Committee on a periodic basis, with ongoing updates and discussions occurring as appropriate at Board meetings. In addition, other appropriate risk assessment and mitigation techniques are implemented and applied throughout the Company's different operations and functional teams, with the involved management representatives providing updates to the Board as needed.

Leadership Structure

The Board currently combines the role of Chairman of the Board with the role of Chief Executive Officer, and has a separate named lead independent director position to further strengthen the governance structure. The Board believes this provides an efficient and effective leadership model for the Company. Combining the Chief Executive Officer and Chairman roles is believed to foster clear accountability, effective decision-making, and alignment on corporate strategy and execution, as well as facilitate information flow between management and the Board, which are believed to be essential to effective governance. To assure effective independent oversight, the Board has adopted a number of governance practices, including: a strong, independent, and clearly-defined lead independent director role and executive sessions of the independent directors that take place after every regular board meeting. One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with a lead independent director having the duties described below, is in the best interest of stockholders because it provides the appropriate balance between strategy development and independent oversight of management. Our lead independent director has significant responsibilities, which are set forth in the Company's Corporate Governance Principles, and include:

- to facilitate regular meetings of the Company's non-management directors (without management present) and to set the agenda and establish the frequency of these meetings;
- to collaborate with the Chairman of the Board on the agenda for Board meetings; and
- to act as a liaison to shareholders who request direct communication with the Board.

Director Education

The Company's Corporate Governance Principles encourage directors to pursue ongoing education and development studies on topics that they deem relevant given their individual backgrounds and committee assignments. In Fiscal 2010, two directors attended a director education program accredited by RiskMetrics Group.

Consideration of Director Nominees

Stockholder Recommendations and Nominations

Recommendations

It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board from stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 800, San Jose, CA 95110.

Nominations

A stockholder that desires to nominate a person directly for election to the Board must meet the deadlines, notice procedures and other requirements set forth in Section 2.4 (ii) of Quantum's Bylaws and the rules and regulations of the SEC. Quantum's Bylaws can be found on our website. The Internet address for our website is http://www.quantum.com, where the Bylaws may be found by clicking "About Us" from the home page and then selecting "Corporate Governance."

Identifying and Evaluating Nominees for Director

The Corporate Governance and Nominating Committee uses the following procedures to identify and evaluate individuals recommended or offered for nomination to the Board:

- The committee regularly reviews the current composition and size of the Board.
- The committee annually evaluates the performance of the Board as a whole and the performance and qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders.
- In evaluating and identifying candidates, the committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.
- The committee reviews the qualifications of any candidate who has been properly recommended or nominated by a stockholder, as well as any candidate who has been identified by management, individual members of the Board or, if the committee determines, a search firm. Such review may, in the committee's discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems proper, including the retention of third parties to review potential candidates.
- The committee will evaluate each candidate in light of the general and specific considerations that follow. The committee evaluates all nominees, whether or not recommended by a stockholder, in the same manner, as described in this Proxy Statement.
- After reviewing and considering all candidates presented to the committee, the committee will recommend a slate of director nominees to be approved by the full Board.
- The committee will endeavor to promptly notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board.

General Considerations

A candidate will be considered in the context of the current perceived needs of the Board as a whole. Generally, the Corporate Governance and Nominating Committee believes that the Board should be comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Specific Considerations

Specific considerations include the following:

- The current size and composition of the Board and the needs of the Board and its committees.
- Previous experience serving on a public company board or as a member of the senior management of a public company.
- Whether the candidate would be an independent director as defined under all applicable regulations, including the rules of the NYSE and the SEC.
- The possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Company.
- Key personal characteristics such as strategic thinking, objectivity, independent judgment, integrity, intellect and the courage to speak out and actively participate in meetings.
- Knowledge of, and familiarity with, information technology.
- The absence of conflicts of interest with the Company's business.
- A willingness to devote a sufficient amount of time to carry out his or her duties and responsibilities effectively, including, at a minimum, a commitment to attend at least six Board meetings per year and to serve on a committee.
- Commitment to serve on the Board for an extended period of time.
- Diversity of thinking or background.
- Such other factors as the Corporate Governance and Nominating Committee may consider appropriate.

The Board believes that all of the nominees for election to our Board meet the general and specific considerations outlined above.

Furthermore, the nominees represent a diverse group of business leaders. Most of the nominees either held or are currently holding senior leadership positions at major companies. All of the nominees also have experience serving on boards of directors, advisory boards and board committees of other public companies, which provides them with an understanding of different business processes, challenges and strategies.

The Corporate Governance and Nominating Committee and the Board believe that the skill and experience set of the nominees mentioned above provide the Company with a diverse range of judgment and perspectives critical in guiding the Company's strategies and overseeing their execution.

All of the nominees for election to our Board have previously served as Quantum directors.

Communications to the Board

Stockholders, employees and other interested parties may contact the Board, the Company's lead independent director, the non-management directors as a group or any of our directors by writing to them c/o Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 800, San Jose, CA 95110, or by email at BoardofDirectors@Quantum.com. If any such interested parties wish to contact the Board, a member of the Audit Committee, the Company's lead independent director, our non-management directors as a group or any of our directors to report a concern about Quantum's conduct or about questionable accounting, internal accounting controls or auditing matters, such parties may do so anonymously by using the address above and designating the communication as "confidential." Alternatively, concerns may be reported anonymously by phone or via the world-wide-web to the following toll-free phone number or Internet address 1-866-ETHICSP (1-866-384-4277); www.ethicspoint.com. These resources are operated by Ethicspoint, an external third-party vendor that has trained professionals to take calls, in confidence, and to report concerns to the appropriate persons for proper handling. Communications raising safety, security or privacy concerns, or that otherwise relate to improper activities will be addressed in an appropriate manner.

Director Compensation

During Fiscal 2010, Nonemployee Directors received quarterly retainers of $10,000 and an additional quarterly retainer of $1,875 for serving on the Corporate Governance and Nominating Committee, of $2,500 for serving on the Leadership and Compensation Committee and of $3,125 for serving on the Audit Committee, all of which were paid in cash.

In addition, during Fiscal 2010, the Chair of each Board committee and the lead independent director received the following quarterly retainers, all of which were paid in cash: $6,250 for the lead independent director, $1,875 for the Chair of the Audit Committee and for the Chair of the Corporate Governance and Nominating Committee and $1,250 for the Chair of the Leadership and Compensation Committee. No per-meeting fees were paid.

During Fiscal 2010, each Nonemployee Director also received a grant of stock options under the Nonemployee Director Equity Incentive Plan, as amended and restated on November 10, 2007 (the "Plan"), which was approved by the Company's stockholders at the 2003 and the 2007 annual meetings of Stockholders. The Board, in its discretion, selects Nonemployee Directors to whom options and/or other forms of equity awards may be granted, the time or times at which such options and/or other equity awards may be granted, the number of shares subject to each grant and the period over which such options become exercisable. During Fiscal 2010, each Nonemployee Director received an option to purchase 66,000 shares of Common Stock. All options were granted at an exercise price of $1.16, the closing price of the Company's Common Stock on the grant date. The options vest as follows: 25% vests on each of December 1, 2009, March 1, 2010, June 1, 2010 and September 1, 2010. In connection with the termination of Mr. Pasternack's Board service effective as of the date of the 2010 Annual Meeting, and in recognition of his service on the Board for the full year beginning with the 2009 annual meeting of stockholders (and for which period the grant of the Fiscal 2010 stock options was intended to compensate Mr. Pasternack), the Leadership and Compensation Committee approved an amendment to his stock award to accelerate the vesting of the final 25% of Mr. Pasternack's Fiscal 2010 stock option grant from September 1, 2010 to August 17, 2010, so that it would be fully vested on the date of the 2010 Annual Meeting.

All options granted to Nonemployee Directors in Fiscal 2010 contain the following terms: (i) the exercise price per share of Common Stock was 100% of the fair market value of the Company's Common Stock on the date the option was granted; (ii) the options expire seven years after the date of grant; and (iii) the option may be exercised only while the director remains a director or within 3 years after the date the director ceases to be a director of the Company, or such longer period as may be determined by the administrator of the Plan.

The Board generally may amend or terminate the Plan at any time and for any reason, except that the Board will obtain stockholder approval for material amendments to such plan, as required by the rules of the NYSE.

Employee directors receive no additional compensation for their service on the Board or on committees of the Board.

Compensation paid to the Nonemployee Directors during Fiscal 2010 is set forth in the following Director Compensation Table.

Name	Fees Earned or Paid in Cash [(1)]	Stock Awards [(2)(4)]	Option Awards [(3)(4)]	Non Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Auvil III, Paul R.	$60,000	$0	$55,394	$0	$0	$0	$115,394
Brown, Michael A.	$55,000	$0	$55,394	$0	$0	$0	$110,394
Buchsbaum, Thomas S.	$85,000	$0	$55,394	$0	$0	$0	$140,394
Esber, Jr., Edward M.	$60,000	$0	$55,394	$0	$0	$0	$115,394
Fetter, Elizabeth A.	$55,000	$0	$55,394	$0	$0	$0	$110,394
Marengi, Joseph A.	$50,000	$0	$55,394	$0	$0	$0	$105,394
Pasternack, Bruce A.	$50,000	$0	$55,394	$0	$0	$0	$105,394
Wolf, Dennis P.	$60,000	$0	$55,394	$0	$0	$0	$115,394

(1) Fees Earned or Paid in Cash include the following:

Name	Board Retainer	Committee Membership Retainer	Committee Chair Retainer	Lead Independent Director Retainer	Total Fees Earned or Paid in Cash
Auvil III, Paul R.	$40,000	$20,000	$ 0	$ 0	$60,000
Brown, Michael A.	$40,000	$ 7,500	$7,500	$ 0	$55,000
Buchsbaum, Thomas S.	$40,000	$20,000	$ 0	$25,000	$85,000
Esber, Jr., Edward M.	$40,000	$20,000	$ 0	$ 0	$60,000
Fetter, Elizabeth A.	$40,000	$10,000	$5,000	$ 0	$55,000
Marengi, Joseph A.	$40,000	$10,000	$ 0	$ 0	$50,000
Pasternack, Bruce A.	$40,000	$10,000	$ 0	$ 0	$50,000
Wolf, Dennis P.	$40,000	$12,500	$7,500	$ 0	$60,000

(2) No restricted stock units were granted in Fiscal 2010.

(3) Each director received an option grant of 66,000 options on September 1, 2009. Value of option awards was computed in accordance with Statement of Financial Accounting Standards Accounting Standards Codification Topic 718, Compensation — Stock Compensation ("ASC 718"). Assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on or about June 11, 2010. The actual value realized by the director with respect to option awards, if any, will depend on the difference between the market value of Quantum's Common Stock on the date the option is exercised and the exercise price.

(4) Outstanding equity awards for each of the above directors as of March 31, 2010 are as follows:

Name	Awards Outstanding	Options Outstanding	Total Equity Awards Outstanding
Auvil III, Paul R.	0	149,000	149,000
Brown, Michael A.	0	187,000	187,000
Buchsbaum, Thomas S.	0	206,167	206,167
Esber, Jr., Edward M.	0	303,939	303,939
Fetter, Elizabeth A.	0	194,500	194,500
Marengi, Joseph A.	0	160,000	160,000
Pasternack, Bruce A.	0	154,500	154,500
Wolf, Dennis P.	0	154,500	154,500

Leadership and Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the Company's Leadership and Compensation Committee are Ms. Elizabeth A. Fetter, Chair of the committee, Mr. Paul R. Auvil, Mr. Joseph A. Marengi and Mr. Bruce A. Pasternack. No member of the Leadership and Compensation Committee is currently, nor has any been at any time since the formation of the Company, an officer or employee of the Company or any of its subsidiaries. Likewise, no member of the Leadership and Compensation Committee has entered into a transaction, or series of similar transactions, in which they will have a direct or indirect material interest adverse to the Company. No interlocking relationships exist between any member of the Board or Leadership and Compensation Committee and any member of the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Required Vote

Each stockholder voting in the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute the stockholder's votes on the same principle among as many candidates as the stockholder would like, provided that votes cannot be cast for more than eight (8) candidates. However, no stockholder shall be entitled to cumulate votes for a candidate unless such candidate has been properly nominated in accordance with the Company's Bylaws and a proxy card has been submitted to the Company in accordance with this Proxy Statement. The proxy holders may exercise discretionary authority to cumulate votes and to allocate such votes among management's nominees in the event that additional persons are nominated at the Annual Meeting for election of directors.

Directors are elected by a majority of votes cast unless the election is contested, in which case directors are elected by a plurality of votes cast. A majority of votes cast means that the number of shares voted "for" a director exceeds the number of votes cast "against" the director. If an incumbent director in an uncontested election does not receive a majority of votes cast for his or her election, the director is required to submit a letter of resignation to the Board of Directors for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will recommend to the Board whether to accept or reject the tendered resignation, and the Board will act on the committee's recommendation.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending March 31, 2011. The Board recommends that stockholders vote for ratification of such appointment. In the event of a vote against such ratification, the Board of Directors will reconsider its selection. A representative of PricewaterhouseCoopers LLP is expected to be available at the Annual Meeting with the opportunity to make a statement if such representative desires to do so, and is expected to be available to respond to appropriate questions. The affirmative vote of a majority of the total number of shares entitled to vote at the Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2011.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the overall philosophy and material elements of compensation provided to the principal executive officer, the principal financial officer, and the three executive officers who were the next most highly-compensated executive officers of Quantum Corporation as of the end of Fiscal 2010. These individuals are:

- Richard E. Belluzzo, our Chairman of the Board of Directors and Chief Executive Officer (our "CEO");
- Jon W. Gacek, our Executive Vice President, Chief Operating Officer and Chief Financial Officer (our "COO/CFO");
- William C. Britts, our Executive Vice President, Sales & Marketing;
- Gerald G. Lopatin, our Executive Vice President, Engineering; and
- Shawn D. Hall, our Senior Vice President, General Counsel and Secretary.

These executive officers were our named executive officers (the "NEOs") for Fiscal 2010. In this CD&A, Quantum Corporation is referred to as "our," "us," "we," or "the Company."

Compensation Objectives and Philosophy

The Leadership and Compensation Committee of the Board of Directors (the "Committee") believes that our executive compensation program should facilitate achievement of the Company's short-term and long-term business objectives. To this end, the Committee aims to attract, motivate, and retain the most qualified executive talent to accomplish these objectives. The Committee believes in a pay-for-performance philosophy under which the design of the executive compensation program, and the compensation levels provided to our executive officers under the executive compensation program, should be heavily connected to overall Company and individual performance.

Consequently, our executive compensation program is designed to offer target cash and equity compensation opportunities at market-competitive levels (established by the Committee as the market median) and to reward superior Company and individual performance with above-market compensation. Company performance, as measured by pre-established corporate performance metrics and share price, together with individual performance as measured through the Company's annual performance evaluation process, greatly affect annual and long-term compensation levels. Actual annual executive compensation is expected to be below the market median if the Company and/or the executive officer do not achieve the designated performance objectives, as has been the case in recent years. The Committee believes that this program aligns the interests of our executive officers with those of our stockholders in promoting the creation of long-term stockholder value.

Process for Determining Executive Compensation

Role of the Leadership and Compensation Committee – The Committee oversees and approves all compensation and benefit arrangements for our executive officers, including the NEOs. In the case of the compensation of our CEO, the Committee, together with the other independent members of the Board of Directors, reviews and approves his compensation. A substantial portion of the Committee's work involves determining total compensation levels for our executive officers and evaluating Company and individual executive performance. The Committee considers a variety of factors when determining total compensation levels. These factors include the recommendations of our CEO and Senior Vice President of Human Resources, the recommendations of the Committee's compensation consultant, and the results of competitive studies and analyses prepared by the Committee's compensation consultant and those prepared by management.

Role of Compensation Consultant – During Fiscal 2010, the Committee engaged Compensia, Inc., a national executive compensation consulting firm (the "Consultant"), to provide analysis of the market competitiveness of our executive compensation program, against both the Company's peer group, discussed below, as well as the broader high-technology market, advice regarding current trends and developments in executive compensation, and specific executive compensation program design and individual executive compensation recommendations, including advice with respect to Fiscal 2010 base salary adjustments, bonus awards and equity awards for the executive officers. The Consultant serves at the discretion of the Committee and provides services only to the Committee. The Consultant regularly meets with the Committee both with and without management present.

Role of Management – Our CEO and Senior Vice President of Human Resources provide recommendations to the Committee on various executive compensation matters, including target compensation levels, compensation program design, annual corporate performance metrics and target levels, and evaluations of corporate and executive officer performance. Management also provides the Committee with competitive market data from various national survey sources to supplement the market data provided by the Consultant. In addition, as discussed below, our CEO makes individual compensation recommendations to the Committee for our executive officers. While the Committee considers all recommendations made by management, ultimate authority for all compensation decisions regarding our executive officers, including the NEOs, other than our CEO, rests with the Committee and, in the case of our CEO, rests with the Committee together with the other independent members of the Board of Directors. Certain members of management, including our CEO, our COO/CFO, our Senior Vice President and General Counsel and our Senior Vice President of Human Resources, attend Committee meetings and participate in the Committee's discussions and deliberations. However, these individuals are not present when the Committee discusses and determines their compensation. The Committee also may meet without any members of management present at any time.

Competitive Positioning – The Committee considers the compensation market data provided by the Consultant and management, including data from the Company's peer group and from the annual Radford U.S. Executive Survey of similarly sized high-technology companies ($750M to $1.5B in annual revenue) to determine market-competitive compensation levels (i.e., the market median).

For Fiscal 2010, the Committee developed, with the assistance of the Consultant, a peer group of 22 technology companies (the "Peer Group"). In recommending the specific companies to include in the Peer Group, the Consultant used the following selection criteria:

- Technology hardware and equipment companies;
- Inclusion of smaller, high-growth companies in the Company's area of focus (high-technology storage solutions); and
- Comparability to the Company in terms of revenue, market capitalization and number of employees.

Based on the above criteria, the Consultant recommended, and the Committee approved, the following Peer Group for Fiscal 2010:

- 3Par, Inc.
- Adaptec, Inc.
- Avid Technology Inc.
- Avocent Corporation
- Black Box Corporation
- Brocade Communications Systems, Inc.
- Checkpoint Systems, Inc.
- CommVault Systems, Inc.
- Compellent Technologies, Inc.
- Datalink Corp.
- Dot Hill Systems Corp.
- Emulex Corp.

- F5 Networks, Inc.
- Hutchinson Technology Incorporated
- Imation Corp.
- Integrated Device Technology, Inc.
- Isilon Systems, Inc.
- LSI Corporation
- NetApp, Inc.
- Plantronics, Inc.
- Qlogic Corporation
- Silicon Graphics International Corp.

For the prior several fiscal years, the Committee utilized two separate peer groups for compensation purposes. The primary peer group, which was used for competitive annual cash compensation positioning purposes, consisted of companies with revenue and industry similarities. Because many of these companies were substantially larger than the Company in terms of market capitalization, a secondary peer group, consisting of companies with similar market capitalizations, was used for equity compensation comparison and planning purposes. In conducting its annual review of the Company's peer group for Fiscal 2010, the Consultant recommended that the Committee establish and use a single peer group for all compensation purposes. The Consultant determined that a single peer group could be established for all compensation purposes using the above selection criteria and that a single peer group would provide for a more appropriate and better assessment of the competitive executive compensation market.

Although a number of the companies in the Peer Group for Fiscal 2010 are taken from the primary and secondary peer groups used for the fiscal year ended March 31, 2009 ("Fiscal 2009"), it was necessary in order to develop a single peer group with an appropriate number of companies, and with companies that met at least two of the selection criteria, to remove certain companies that were in the Fiscal 2009 peer groups as well as to add new companies to those companies carried over from the Fiscal 2009 peer groups. The following companies were removed from the Fiscal 2009 peer groups and not included in the Fiscal 2010 Peer Group (Agilysys Inc., Atmel Corporation, CTS Corporation, Data Domain, Inc. (acquired), MTS Systems Corp., Plexus Corp., Powerwave Technologies Inc., Radisys Corporation, Silicon Storage Technology, Inc., TEKELEC and ViaSat Inc.) and the following new companies were added to the Fiscal 2010 Peer Group (3Par, Inc., Avid Technology Inc., Avocent Corporation, Brocade Communications Systems, Inc., CommVault Systems, Inc., Compellent Technologies, Inc., F5 Networks, Inc., Isilon Systems, Inc. and LSI Corporation). As a result, each of the companies in the Fiscal 2010 Peer Group meet at least two of the selection criteria described above.

Performance Evaluation Process

The Company believes strongly in maintaining a compensation program that reflects a pay-for-performance philosophy. Accordingly, we have established and follow a formal annual performance evaluation process under which the individual performance of our executive officers is reviewed by our CEO and then by the Committee. Under this process, which typically occurs in June of each year, our CEO conducts and prepares written performance evaluations for each of our executive officers. Each executive officer is evaluated by our CEO based on demonstrated leadership skills, individual contributions to the success of the Company during the fiscal year, and results against any pre-established annual performance objectives. Based on this evaluation, each executive officer is assigned a performance evaluation rating by our CEO. Upon the completion of the written performance evaluations and the assignment of a rating, our CEO meets with the Committee to review and discuss these performance evaluations and his rationale for the assigned performance ratings.

Executive Compensation Review and Approval Process

As part of the annual performance evaluation process, our CEO presents compensation recommendations for our executive officers to the Committee, including with respect to base salary adjustments, bonus payouts and equity awards. In making his compensation recommendations for our executive officers, our CEO takes into account the following factors:

- The median compensation levels from the Peer Group and the Radford U.S. Executive Survey for each element of compensation for each executive officer;
- The annual performance of the executive officer based on our CEO's assessment of his contributions to the Company's overall performance, including the ability of the executive officer to successfully lead his functional organization and work effectively across the entire organization;
- The scope of the executive officer's role and the assumption of any additional duties and responsibilities by the executive officer during the fiscal year;
- Internal compensation equity among our executive officers;

- The Company's performance against the performance goals and objectives established by the Committee and the Board of Directors for the fiscal year; and
- The Company's performance for the fiscal year against the Peer Group.

In making his compensation recommendations to the Committee, our CEO considers each of the above factors and no single factor is determinative.

Through the performance evaluation and compensation review process, the Committee reviews the written performance evaluations, discusses the individual performance of each executive officer, reviews the compensation recommendations of our CEO and approves the compensation for our executive officers. With respect to the performance evaluation and compensation review process for our CEO, the Committee and the other independent members of the Board of Directors conduct a similar review of our CEO's performance against his pre-established objectives for the fiscal year and determines our CEO's compensation package for the fiscal year.

Elements of Compensation

Consistent with our compensation philosophy and objectives, the Committee provides a mix of compensation elements that emphasizes annual cash incentives and long-term equity incentives. To that end, our executive compensation program consists of base salary, an annual bonus, equity awards, and perquisites and other benefits. Set forth below is a discussion of each element of compensation, how each amount is determined, and how each element fits into our overall compensation philosophy.

Base Salary

Overview

The Committee believes that it is necessary to provide base salaries to enable the Company to secure the services of key executive talent. The base salaries of our executive officers are typically reviewed as part of our annual performance evaluation and compensation review process and are adjusted in accordance with individual performance and competitive practice. In addition, base salaries may be adjusted in the case of promotions. As in previous years, the Committee continues to generally position the base salaries of our executive officers at approximately the median of the competitive market.

Base Salary Adjustments Made in Fiscal 2010

In reviewing the base salary of our CEO in Fiscal 2010, the Committee, together with the other independent members of the Board of Directors, compared his base salary against the median base salaries of the CEOs in the Peer Group as well as against the median base salaries of the CEOs in the Radford U.S. Executive Survey of similarly sized high-technology companies. This review showed our CEO's base salary to be above the market median. After considering the market review and both Company and our CEO's performance for the prior fiscal year, the Committee, together with the other independent members of the Board of Directors, determined not to increase our CEO's base salary for Fiscal 2010. As a result, our CEO's base salary remained at $700,000 for Fiscal 2010.

In reviewing the base salaries of the remaining executive officers, including the NEOs, in Fiscal 2010, our CEO and the Committee compared the base salaries against the median base salaries for comparable positions in the Radford U.S. Executive Survey for similarly-sized high-technology companies. This review showed the base salaries for our executive officers, other than for Mr. Gacek, to be at approximately the market median. After considering the market review, as well as each of the other factors noted above for reviewing executive officer compensation, our CEO recommended, and the Committee approved, the following base salaries for the NEOs for Fiscal 2010:

	FY 2009 Base	FY 2010 Base	Percentage Increase
Mr. Gacek	$370,024	$394,024	6.40%
Mr. Britts	$350,004	$350,004	0.00%
Mr. Lopatin	$310,000	$310,000	0.00%
Mr. Hall	$290,019	$290,019	0.00%

Mr. Gacek's base salary was increased by $24,000 to reflect the expanded scope of his job resulting from his assumption of the position of Chief Operating Officer, in addition to his position as Chief Financial Officer, to recognize his high level of performance for the prior fiscal year and to position his base salary at approximately the market median of the base salaries for Chief Operating Officers/Chief Financial Officers. The decision not to adjust the base salaries of the remaining NEOs for Fiscal 2010 was also consistent with the Company's decision to provide for no across-the board employee merit budget for Fiscal 2010.

Annual Bonus

Overview of Annual Bonus Plan

Our executive officers, including the NEOs, are eligible to earn annual bonuses under Quantum's Executive Officer Incentive Plan (the "Executive Officer Incentive Plan"). The Executive Officer Incentive Plan is an annual incentive plan which is intended to provide competitive annual incentive compensation opportunities to our executive officers while supporting our pay-for-performance philosophy. The Executive Officer Incentive Plan supports this philosophy by tying annual cash incentive compensation levels to both corporate and individual performance.

Target Annual Bonus Awards

Each executive officer, including the NEOs, has a target annual bonus award opportunity under the Executive Officer Incentive Plan that is established as a percentage of his or her base salary. Typically, target annual bonus award opportunities are reviewed as part of our annual compensation review process and are adjusted in accordance with competitive practice.

For Fiscal 2010, the Committee increased the target annual bonus award opportunity for Mr. Hall to 50% from 40% to better align his bonus opportunity internally with the other NEOs as well as with the market median target annual bonus opportunity for comparable positions. Following this increase to Mr. Hall's target annual bonus award opportunity, the Committee determined that the target annual bonus award opportunity for each of the other NEOs was internally aligned and competitively positioned at approximately the market median. Therefore, the Committee did not adjust any of the other target annual bonus award opportunities for Fiscal 2010. For Fiscal 2010, the target annual bonus award opportunities for the NEOs were as follows:

	FY 2010 Target Award (as a Percentage of Base Salary)
Mr. Belluzzo	100%
Mr. Gacek	70%
Mr. Britts	70%
Mr. Lopatin	60%
Mr. Hall	50%

Although each executive officer has an annual bonus target, bonus awards for our executive officers under the Executive Officer Incentive Plan may be above or below the established target annual bonus award opportunities, as determined by the Committee, depending on actual Company and individual performance.

Performance Metrics and Funding for Fiscal 2010 Bonus Plan

For Fiscal 2010, the Committee approved the continued use of Non-GAAP operating income as the Company performance metric for the Executive Officer Incentive Plan. The Company and the Committee continue to believe that Non-GAAP operating income is an appropriate measure of the Company's financial performance as it reflects the level of growth resulting from the successful execution of our annual operating plan consistent with producing an appropriate return for the Company's stockholders and satisfying the Company's obligations to its debt holders. For this purpose, "Non-GAAP operating income" is defined as operating income minus restructuring charges, amortization of intangibles, and stock-based compensation charges.

The Executive Officer Incentive Plan provides for annual awards based upon the achievement of a pre-established annual Non-GAAP operating income target. The annual non-GAAP operating income target for Fiscal 2010 was set at the beginning of Fiscal 2010 in conjunction with the approval of the Company's annual operating plan. The annual operating plan is considered and discussed extensively by the Board of Directors and senior management before it is approved by the Board of Directors. The annual Non-GAAP operating income target for Fiscal 2010 was set at $86.1 million and represented a significant increase over the Fiscal 2009 Non-GAAP operating income target. The Board of Directors believed that the achievement of this target level would require a high level of performance by our CEO and executive officers.

In the case of our executive officers other than our CEO, the Fiscal 2010 bonus under the Executive Officer Incentive Plan was to be based entirely on the achievement of the annual Non-GAAP operating income target. In the case of our CEO, his Fiscal 2010 bonus opportunity under the Executive Officer Incentive Plan was tied to the achievement of both the annual Non-GAAP operating income target and to exiting Fiscal 2010 with disk systems and software revenue at or above a pre-established annual rate as determined by the Board of Directors. Each of these metrics for our CEO was weighted equally by the Committee.

For purposes of bonus funding, the Committee establishes a bonus pool that is intended to fund both the Executive Officer Incentive Plan and the Quantum Incentive Plan ("QIP"). The QIP is the annual incentive plan for the Company's non-executive officers and other eligible non-commissioned employees. This bonus pool may be funded with cash and/or shares of the Company's common stock, including restricted stock units ("RSUs") as determined by the Committee in its discretion. For Fiscal 2010, the Committee determined that the bonus pool would be funded with cash in an amount equal to 50% of the Company's Non-GAAP operating income in excess of the Fiscal 2010 annual Non-GAAP operating income target. For performance less than the target, the Committee determined that there would be no funding of the bonus pool.

Following the completion of Fiscal 2010, the Committee compared the Company's actual Non-GAAP operating income results to the annual target. Although the Company's actual reported results for Fiscal 2010 of $80.0 million fell short of the annual target, the Committee noted that the reported results did not include the impact of a significant amount of revenue that was earned in Fiscal 2010 pursuant to the Company's OEM DXI software agreement. Although this revenue was earned in Fiscal 2010, to comply with GAAP and contractual requirements, it was determined that the revenue could not be recognized and reported until Fiscal 2011. Had this revenue been reported in the Company's Fiscal 2010 results, the Company's actual reported Non-GAAP operating income results for Fiscal 2010 would have exceeded the annual target. The Committee believed that based on its compensation philosophy and the spirit of the Executive Officer Incentive Plan and QIP, this revenue was attributable to Fiscal 2010 efforts and should be measured as such. Based on this determination by the Committee, a bonus pool of $1.6 million (equal to 50% of excess operating income above the target of $86.1 million) was funded for Fiscal 2010.

Bonus Awards Earned for Fiscal 2010

Provided a bonus pool is funded for the Executive Officer Annual Incentive Plan and the QIP by the Committee, our CEO makes recommendations for bonus awards to our executive officers, other than himself, based on the individual bonus targets for our executive officers as well as on his assessment of their individual performance for the fiscal year. The Committee ultimately approves all bonus awards to our executive officers under the Executive Officer Incentive Plan and is not bound by the recommendations of our CEO. The Committee, together with the other independent members of the Board of Directors, determines the bonus award, if any, payable to our CEO from the funded bonus pool.

Based on the nominal size of the bonus pool for Fiscal 2010, our CEO recommended that the bonus pool be used to provide bonus awards only to certain non-executive officers and to the other bonus-eligible employees of the Company below the officer level. In making his recommendation, our CEO determined that it was in the best interests of the Company and the stockholders to provide meaningful bonus awards to those employees to recognize and reward them for the Company's financial performance in Fiscal 2010 in a very challenging environment. Our CEO further recognized that providing bonus awards to the executive officers of the Company would substantially deplete the bonus pool and result in little or no bonus awards for the employees below the executive officer level. After considering and discussing the CEO's recommendation, the Committee, together with the other independent members of the Board of Directors, determined that under the circumstances it was not appropriate to provide bonus awards to the executive officers and approved the CEO's recommendation. However, the Committee and the Board of Directors approved special, strategic bonus awards of $90,000 to our CEO and $60,000 to Mr. Gacek outside of the Executive Officer Incentive Plan to reflect their high level of individual performance and significant contributions during Fiscal 2010 in positioning the Company for long-term operational and financial success.

Bonus Awards Earned for Fiscal 2009 and Paid in Fiscal 2010

Following the completion of Fiscal 2009, and based on the Company's achievement of over 98% of the annual Non-GAAP operating income target for Fiscal 2009, the Committee determined, in its discretion, that it was appropriate to fund the bonus pool under the Executive Officer Incentive Plan and the QIP for Fiscal 2009 to enable the Company to reward key employees for their role in achieving these results. The Committee determined to fund the bonus pool with a total of 1,400,000 RSUs. The Committee concluded that this number of RSUs and the resulting total value of the RSUs, based on the Company's stock price at that time, represented a reasonable funding level for the results achieved for Fiscal 2009. Of this total pool, the Committee determined to allocate a total of 500,000 RSUs for purposes of making awards to our executive officers, including the NEOs, under the Executive Officer Incentive Plan as well as to the non-executive officers under the QIP. In keeping with the Company's on-going efforts to control operating costs and conserve cash at that time, the Committee determined to use RSUs rather than cash to fund the bonus pool.

With respect to the NEOs the Committee approved the following bonus awards from the total pool of 500,000 RSUs:

	Bonus Award (RSUs)	Grant Date Value
Mr. Belluzzo	100,000	$117,000
Mr. Gacek	50,000	$58,500
Mr. Britts	30,000	$35,100
Mr. Lopatin	40,000	$46,800
Mr. Hall	30,000	$35,100

The determination of the size of the bonus awards for our executive officers, other than for our CEO, was based on the recommendations of our CEO. Our CEO made his recommendations based on his evaluation of the individual performance of each executive officer. In the case of the award to our CEO, the size of his award was determined by the Committee together with the other independent members of the Board of Directors and was based on their assessment of his performance against his specific objectives for Fiscal 2009. The RSUs awarded to our executive officers will vest in equal annual installments over two years.

Special Bonus Awards Earned and Paid in Fiscal 2010

In addition to the above bonus awards, the Committee, based on the recommendation of our CEO, approved special bonus awards for Mr. Gacek, Mr. Lopatin and Mr. Hall. The bonus awards for Messrs. Gacek and Hall were provided in recognition of the leadership and substantial work undertaken by them in Fiscal 2009 and Fiscal 2010 in connection with the Company's successful completion of the refinancing of its convertible debt. The bonus award to Mr. Gacek consisted of a cash payment of $80,000 and an award of 70,000 RSUs. The bonus award to Mr. Hall consisted of a cash payment of $25,000 and an award of 30,000 RSUs. The Committee determined that the size and form of the bonus awards provided to Messrs. Gacek and Hall were appropriate given the results achieved in the refinancing. The bonus award to Mr. Lopatin consisted of a cash payment of $25,000 and an award of 50,000 RSUs. The bonus award to Mr. Lopatin was provided both for retention purposes and in recognition of his efforts in transforming the engineering function during Fiscal 2009. These RSUs awards will vest one year from the date of the award.

Equity Awards

Overview

Our executive officers, including the NEOs, are eligible to receive long-term equity awards under the Company's 1993 Long-Term Incentive Plan (the "LTIP"). Equity awards are granted to executive officers to i) provide at-risk equity compensation consistent with the Company's pay-for-performance philosophy and ii) align executive officers' and stockholders' interests by providing executives with significant equity stakes in the Company.

Determination of Stock Pool

Each fiscal year, as part of the development and approval of the Company's annual compensation program, the Committee establishes a stock pool for the purpose of granting annual equity awards to our executive and non-executive officers and other eligible employees. In establishing the size of the overall stock pool, the Committee reviews competitive market data from the Peer Group as well as from the Radford U.S. Executive Survey for similarly sized high-technology companies. Specifically, the Committee considers the size of the median equity awards, based on grant date value, provided to similar executives, reviews and considers the historic and current year "burn rate" associated with the stock pool and assesses the impact of the equity awards to be granted during the fiscal year, when combined with the outstanding equity awards, on "overhang" and stockholder dilution. For this purpose, "burn rate" is defined as number of stock options granted during the year plus number of RSUs granted during the year divided by average number of shares outstanding during the year and "overhang" is defined as number of outstanding stock options at the end of the year plus number of outstanding unvested RSUs at the end of the year plus number of shares remaining for grants at the end of the year divided by total number of shares outstanding at the end of the year.

Allocation of Stock Pool

Once the size of the overall stock pool is established, the Committee approves the allocation of a portion of the stock pool to be used to grant equity awards to our executive officers and non-executive officers as a group. The determination of the allocation of the pool for these equity awards is based on the Committee's analysis and assessment of competitive market practices about equity awards, including the percentage of shares and total equity value reserved for and actually granted to executive officers.

Form of Annual Equity Awards

Historically, the Company granted equity awards primarily in the form of stock options because the Committee believes that stock options are an appropriate vehicle for providing our executive officers with the incentive to increase the Company's share price, and are consistent with the Committee's pay-for-performance philosophy. However, several years ago, the Committee undertook an initiative to reduce the dilution, burn rate and financial accounting compensation expense resulting from grants of equity awards and, in keeping with that initiative, has granted equity awards in recent years either in whole or in part in the form of RSUs because fewer RSUs are needed to provide comparable equity value to the executive officers. Nevertheless, for Fiscal 2010, the Committee determined that the equity awards granted to the executive officers would be made primarily in the form of stock options, with the specific annual equity award for Fiscal 2010 to be made entirely in stock options. The Committee determined that stock options would be the appropriate equity vehicle for the Fiscal 2010 annual equity awards as it believed that stock options would provide the appropriate incentive to the executive officers to improve the Company's performance thereby increasing the Company's stock price.

Size of Annual Equity Awards

In determining the size of the annual equity awards to our executive officers, the Committee does not establish specific target equity award levels for them. Instead, our CEO recommends, and the Committee approves, equity award grant guidelines by performance rating for each level of executive and non-executive officer position. The equity award grant guidelines are established based on the number of shares available from the stock pool for equity awards to our executive and non-executive officers. Using these award guidelines, our CEO makes specific recommendations to the Committee regarding the size of the equity award to be granted to each of the executive officers. The recommendations of our CEO as to the size of the equity award for each individual executive officer may vary within the established guidelines based on the following factors: (i) the grant date value of equity awards granted to executive officers at other high-technology companies as reported in the Radford U.S. Executive Survey for similarly sized high-technology companies; (ii) individual performance for the prior fiscal year; (iii) internal equity in terms of the size of the grants among the executive officers and (iv) the current outstanding equity awards held individually by each of the executive officers. Although the Company's philosophy is to target the market median equity value, based on grant date value, when making equity award grants to our executive officers, the value of the resulting equity awards may be above or below the market median value depending upon the number of shares available for equity grants, the value of those shares and the individual performance of our executive officers.

The Committee reviews the recommendations of our CEO, including the application of the aforementioned factors to each of our executive officers and ultimately approves the equity awards for the executive officers. The Committee, together with the other independent members of the Board of Directors applies the same factors in determining the size and form of the equity award for our CEO.

Equity Awards Granted in Fiscal 2010

In Fiscal 2010, two separate grants of equity awards were made to our executive officers. The first grant of equity awards was based on Company performance for Fiscal 2009 and the second grant of equity awards was the Company's annual equity grant for Fiscal 2010.

Equity Awards Granted Based on Fiscal 2009 Performance

The first equity award was based on Company performance for Fiscal 2009. As a result of the Company exceeding 98% of its annual Non-GAAP operating income target for Fiscal 2009, the Committee granted each of our executive and non-executive officers, other than the CEO, an equity award from a pool of 339,000 RSUs. The size of the pool was established by the Committee when it made the annual equity award grants to the executive and non-executive officers in Fiscal 2009. After the Committee had determined the size of the individual Fiscal 2009 equity awards, it determined that it would reduce the size of those equity awards by 30%. The Committee made this reduction because it wanted to incorporate a performance element into the annual equity award. This 30% reduction was equal to 339,000 RSUs. It further determined that it would provide an additional performance-based equity award to each of the executive and non-executive officers after the completion of Fiscal 2009 if it determined, in its discretion, that Company performance for Fiscal 2009 warranted an additional equity awards.

Although the additional equity award for each of our executive officers was originally targeted to be equal to 30% of what the executive officer's total annual equity award would have been for Fiscal 2009 prior to the reduction, the Committee, based on the recommendations of our CEO, provided an actual additional equity award for each of our executive officers that was adjusted up or down from the 30% target. The adjustment from the 30% target was based on our CEO's evaluation of each executive officer's individual performance for Fiscal 2009. The total of all such awards granted to our executive and non-executive officers equaled 339,000 RSUs. These additional RSUs will vest one year from the date of the award to align the vesting with the vesting of initial Fiscal 2009 annual equity award. The following table shows the additional RSUs awarded to each of the NEOs:

	RSUs	Grant Date Value
Mr. Gacek	60,000	$70,200
Mr. Britts	25,000	$29,250
Mr. Lopatin	25,000	$29,250
Mr. Hall	20,000	$23,400

Fiscal 2010 Annual Equity Award Grant Stock Pool

For the Fiscal 2010 annual equity awards, the Committee approved a total stock pool of 12,250,000 shares. Of that total stock pool, the Committee allocated a total of 5,350,000 shares for purposes of granting equity awards to our executive and non-executive officers in Fiscal 2010. The Committee determined that this pool of shares, and the number of shares to be allocated for granting equity awards to our executive and non-executive officers, was appropriate to assist the Company in (i) granting market-competitive equity awards, (ii) granting equity awards sufficient in size to enable the Company to retain its key management talent, and (iii) granting equity awards in the form of stock options to improve Company performance thereby increasing the Company's stock price. Additionally, in determining the size of the stock pool, the Committee considered the resulting burn rate to be an important factor. Although the Committee determined that the burn rate of approximately 6.00% for the Fiscal 2010 stock pool was above the median annual burn rate for the Peer Group and for the overall high-technology industry, the Committee concluded that the Company's resulting three-year average burn for Fiscal 2008 – Fiscal 2010 of approximately 5.15% was in line with the 2010 three-year average burn rate cap established by RiskMetrics for the Company's industry classification. Moreover, the Committee determined that it was necessary and appropriate to establish a larger stock pool for Fiscal 2010 to meet the foregoing objectives.

Fiscal 2010 Annual Equity Award Grants

Using the established equity award guidelines, and the factors established for purposes of determining the size of individual equity awards, the Committee approved the following annual equity awards to the NEOs in Fiscal 2010:

	Stock Options	Grant Date Value
Mr. Belluzzo	800,000	$567,280
Mr. Gacek	500,000	$354,550
Mr. Britts	275,000	$195,003
Mr. Lopatin	375,000	$265,913
Mr. Hall	200,000	$141,820

For the stock options granted in Fiscal 2010, the Committee chose a three-year vesting schedule with 25% of the options vesting after one year, 50% of the options vesting after two years and the remaining 25% of the options vesting after three years. The Committee chose this vesting schedule for retention purposes and to provide the NEOs with reasonable equity-based compensation over the next three years should the Company's stock price increase accordingly.

Timing & Pricing of Equity Awards

We do not have an established schedule for the granting of equity awards. Instead, the Committee makes awards from time to time as necessary. The Committee has instituted a policy that all equity awards, including stock option grants, will be approved either at a regularly scheduled Committee meeting, with the annual schedule of such meetings established prior to the beginning of the fiscal year, or by unanimous written consent on the first business day of each month, or as close as reasonably possible to the first business day of the month. The actual grant date for equity awards under this policy is the later to occur of the first day of the month or the day the last member of the Committee approves in writing the equity award grant.

As required by the LTIP, the exercise price for all stock option grants is set at not less than the closing market price of the Company's common stock on the date of grant.

Perquisites and Other Benefits

Perquisites - We offer Company-paid financial counseling and tax preparation services to all executive officers at the vice president level or above, including each of the NEOs. Covered executive officers are entitled to receive up to $6,000 in their initial year of participation, and an additional $3,500 per year thereafter to reimburse them for the cost of such services. The Committee considers this expense to be minimal and appropriate given the level of the participants' responsibilities. We do not provide any other perquisites or personal benefits to the NEOs that are not available to all other full time employees.

Employee Stock Purchase Plan - We offer all employees, including the NEOs, the ability to acquire shares of the Company's common stock through a tax-qualified employee stock purchase plan (the "ESPP"). This plan allows employees to purchase Company stock at a 15% discount relative to the market price. The Committee believes that the ESPP is a cost efficient method of encouraging employee stock ownership.

Health and Welfare Benefits - We offer health, welfare, and other benefit programs to substantially all full-time employees. We share the cost of health and welfare benefits with its employees, the cost of which is dependent on the level of coverage an employee elects. The health and welfare benefits offered to our executive officers, including the NEOs, are identical to those offered to other full time employees.

Qualified Retirement Benefits - All US-based employees, including the NEOs, are eligible to participate in the Company's tax-qualified Section 401(k) Savings Plan. Participants may defer cash compensation up to statutory IRS limits and may receive a matching Company contribution. The matching contribution for the NEOs is reported in a footnote to the Summary Compensation Table. Participants direct their own investments in the Company's tax-qualified Section 401(k) Savings Plan, which does not include an opportunity to invest in shares of the Company's common stock.

Non-Qualified Deferred Compensation Plan - We also maintain a non-tax qualified deferred compensation plan which allows select employees, including all of the NEOs, to contribute a portion of their base salary and annual bonus payouts to an irrevocable trust for the purpose of deferring federal and state income taxes. Participants direct the deemed investment of their deferred accounts among a pre-selected group of investment funds, which does not include shares of the Company's common stock. The deemed investment accounts mirror the investment options available under the Company's Section 401(k) plan. Participants' deferred accounts are credited with interest based on their deemed investment selections. Participants may change their investment elections on a daily basis, the same as they may under the Company's Section 401(k) plan. We do not make employer or matching contributions to the deferred accounts under the non-tax qualified deferred compensation plan. We offer the non-tax qualified deferred compensation plan as a competitive practice to enable us to attract and retain top talent. During Fiscal 2010, none of the NEOs participated in the non-tax qualified deferred compensation plan.

Change of Control Severance Policy, Employment Agreements and Severance Agreements

We have entered into change of control agreements with our executive officers, including the NEOs, whereby in the event of a "change of control" of the Company, which is defined to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board of Directors, and, within 18 months of the change of control, there is an "Involuntary Termination" of such executive officer's employment, then the executive officer is entitled to specified severance compensation and benefits. The agreements define an "Involuntary Termination" to include, among other things, any termination of employment of the executive officer by the Company without "cause" or a significant reduction of the executive officer's duties without his or her express written consent.

The purpose of the change of control agreements is to ensure that the Company will have the continued dedication of its executive officers by providing such individuals with compensation arrangements that are competitive with those of the executives of the companies in the Peer Group, to provide sufficient incentive to the individuals to remain with the Company, to enhance their financial security, as well as protect them against unwarranted termination in the event of a change of control. The Board of Directors believes that this policy serves the best interests of stockholders because it eliminates management's self-interest considerations during a potential change of control at a cost that is both appropriate and reasonable.

The Company has also entered into employment agreements with Mssrs. Belluzzo, Gacek, and Britts. These employment agreements were entered into in order to secure the services of Mssrs. Belluzzo, Gacek and Britts and provide for minimum base salaries, target annual bonus opportunities, and stock option and restricted stock/restricted stock unit awards. These employment agreements also provide for the payment of severance benefits in the event of a qualifying termination of employment that is not associated with a change of control of the Company. The Company determined that it was necessary and appropriate to provide for the payment of severance benefits to Mssrs. Belluzzo, Gacek and Britts under these circumstances. The purpose of the agreements is to ensure that the Company will have the continued dedication of these executive officers by providing such individuals with compensation arrangements that are competitive with those of the executives of the companies in the Peer Group, to provide sufficient incentive to the individuals to remain with the Company and to enhance their financial security. The Board of Directors believes that these employment agreements serve the best interests of stockholders because it enables the Company to secure the services of these individuals at a cost that is both appropriate and reasonable.

Share Ownership Guidelines

While the Committee encourages executive share ownership, we do not currently require that our executive officers own a minimum number of shares of the Company's stock.

Tax and Accounting Considerations

<u>Section 162(m) of the Internal Revenue Code</u>

Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes limitations on the deductibility for federal income tax purposes of remuneration in excess of $1 million paid to certain executive officers in a taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is "performance-based compensation" within the meaning of the Code.

The Executive Officer Incentive Plan allows the Committee to pay compensation that qualifies as performance-based compensation under Section 162(m). While the Company currently seeks to preserve deductibility of compensation paid to the NEOs under Section 162(m), flexibility to provide compensation arrangements necessary to recruit and retain outstanding executives is maintained. In particular, full preservation of tax deductibility may not be possible if non-performance-based restricted stock units continue to play a significant role in the executive compensation program since such restricted stock units are not deemed to be performance-based under Section 162(m). No amount of the compensation paid to the NEOs in Fiscal 2010 was determined to be non-deductible under Section 162(m).

<u>Section 409A of the Internal Revenue Code</u>

Section 409A of the Internal Revenue Code ("Section 409A") imposes additional significant taxes in the event that an executive officer, director or service provider receives deferred compensation that does not meet the requirements of Section 409A. Section 409A applies to traditional nonqualified deferred compensation plans, certain severance arrangements, and equity awards. As described above, the Company maintains a non-tax qualified deferred compensation plan, has entered into severance and change of control agreements with our executive officers, including the NEOs, and grants equity awards. However, to assist in the avoidance of additional tax under Section 409A, the Company structures its equity awards in a manner intended to comply with the applicable Section 409A requirements. With respect to the non-tax qualified deferred compensation plan and the severance and change of control agreements, the Company completed a review of the plan and these agreements in light of the final regulations issued by the Internal Revenue Service and the Department of the Treasury and has amended the plan and such agreements as necessary to comply with Section 409A.

<u>Accounting Considerations</u>

We follow the applicable accounting rules for our equity-based compensation. The applicable accounting rules require companies to calculate the grant date value of equity-based awards using a variety of assumptions. This calculation is performed for accounting purposes and reported in the compensation tables, even though the equity award recipients may never realize any value from their awards. The applicable accounting rules also require companies to recognize the compensation cost of their equity-based awards in their income statements over the period that a recipient is required to render service in exchange for the equity award.

REPORT OF THE COMPENSATION COMMITTEE [1]

We, the Leadership and Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") within the Executive Compensation section of this Proxy Statement with the management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this Proxy Statement.

Submitted by the Leadership and Compensation Committee of the Board of Directors:

Elizabeth A. Fetter, Chair
Joseph A. Marengi
Bruce A. Pasternack
Paul R. Auvil

EXECUTIVE COMPENSATION

The following table lists the annual compensation for our NEOs for Fiscal 2010.

Summary Compensation Table

Name and Title	Year	Salary[1]	Bonus[2]	Stock Awards [3]	Option Awards [3]	Non-Equity Incentive Plan Compensation[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5]	All Other Compen-sation[6]	Total
Richard E.	2010	$ 700,000	$ 0	$ 117,000	$ 567,280	$0	$0	$ 10,500	$ 1,394,780
Belluzzo	2009	$ 700,000	$ 0	$ 644,000	$ 0	$0	$0	$ 8,754	$ 1,352,754
Chairman and Chief Executive Officer	2008	$ 694,231	$ 0	$ 760,800	$ 898,992	$0	$0	$ 10,167	$ 2,364,190
Jon W. Gacek	2010	$ 386,639	$ 80,000	$ 197,300	$ 354,550	$0	$0	$ 7,488	$ 1,025,977
Executive Vice	2009	$ 365,404	$ 0	$ 165,375	$ 0	$0	$0	$ 4,956	$ 535,735
President, Chief Operating Officer and Chief Financial Officer	2008	$ 350,004	$ 25,000	$ 237,750	$ 280,935	$0	$0	$ 6,600	$ 900,289
William C. Britts	2010	$ 350,004	$ 0	$ 64,350	$ 195,003	$0	$0	$ 0	$ 609,358
Executive Vice	2009	$ 350,004	$ 0	$ 118,125	$ 0	$0	$0	$ 0	$ 468,129
President, Sales and Marketing	2008	$ 350,004	$ 20,000	$ 237,750	$ 280,935	$0	$0	$ 0	$ 888,689
Shawn D. Hall	2010	$ 290,019	$ 25,000	$ 87,900	$ 141,820	$0	$0	$ 8,340	$ 553,079
Senior Vice	2009	$ 286,553	$ 0	$ 70,875	$ 0	$0	$0	$ 7,023	$ 364,451
President, General Counsel and Secretary	2008	$ 269,249	$ 0	$ 110,950	$ 131,103	$0	$0	$ 7,281	$ 518,583
Gerald G. Lopatin	2010	$ 310,000	$ 25,000	$ 125,050	$ 265,913	$0	$0	$ 4,292	$ 730,255
Executive Vice President, Engineering	2009	$ 310,000	$ 0	$ 296,800	$ 714,255	$0	$0	$ 5,008	$ 1,326,063

(1) The amounts included in the Salary column for Fiscal 2010 represent the dollar value of the cash base salaries earned in Fiscal 2010. Further detail related to base salaries follows:

- The annual base salaries of Mr. Belluzzo, Mr. Britts, Mr. Hall and Mr. Lopatin were not increased during Fiscal 2010.
- Mr. Gacek's annual base salary increased from $370,024 to $394,024 in July of 2009.

[1] This report of the Leadership and Compensation Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The bonuses paid to Mr. Gacek, Mr. Hall, and Mr. Lopatin in Fiscal 2010 were discretionary bonuses and are described in the CD&A in the section entitled "Special Bonus Awards Earned and Paid in Fiscal 2010."

(3) Value of equity awards was computed in accordance with ASC 718. Assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on June 11, 2010. The actual value realized by the executive officer with respect to option awards, if any, will depend on the difference between the market value of Quantum's Common Stock on the date the option is exercised and the exercise price.

(4) No cash bonuses were paid under the Company's Executive Annual Incentive Plan to the NEOs in Fiscal 2010.

(5) There is no Change in Pension Value and no Non-Qualified Deferred Compensation Earnings reportable as the Company does not maintain a defined benefit or actuarial pension plan nor were there any above market or preferential earnings on compensation that was deferred.

(6) The amounts listed in All Other Compensation column of the Summary Compensation Table for Fiscal 2010 consist of the following:

Name	401(k) Matching Contributions	Severance Payments	Financial Planning[a]	Other Comp
Richard E. Belluzzo	$ 7,000	$ 0	$ 3,500	$ 0
Jon W. Gacek	$ 7,488	$ 0	$ 0	$ 0
William Britts	$ 0	$ 0	$ 0	$ 0
Shawn D. Hall	$ 7,350	$ 0	$ 990	$ 0
Gerald G. Lopatin	$ 4,292	$ 0	$ 0	$ 0

(a) Payments include reimbursement for financial counseling and tax preparation services.

Grants of Plan-Based Awards

The following table presents information on plan-based awards granted during Fiscal 2010. All equity awards specified in this table were made pursuant to the 1993 Long-Term Incentive Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[3]
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)[8]	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	
Richard E. Belluzzo	7/1/09	—	—	—	—	—	—		800,000[4]	$.98	$567,280
	6/1/09	—	—	—	—	—	—	100,000[5]	—	$1.17	$117,000
		—	$700,000	—	—	—	—	—	—	—	—
Jon W. Gacek	7/1/09	—	—	—	—	—	—		500,000[4]	$.98	$354,550
	7/1/09	—	—	—	—	—	—	70,000[7]		$.98	$68,600
	6/1/09	—	—	—	—	—	—	60,000[6]		$1.17	$70,200
	6/1/09	—	—	—	—	—	—	50,000[5]		$1.17	$58,500
		—	$275,817	—	—	—	—	—	—	—	—
William C. Britts	7/1/09	—	—	—	—	—	—		275,000[4]	$.98	$195,003
	6/1/09	—	—	—	—	—	—	25,000[6]	—	$1.17	$29,250
	6/1/09	—	—	—	—	—	—	30,000[5]	—	$1.17	$35,100
		—	$245,003	—	—	—	—	—	—	—	—
Shawn D. Hall	7/1/09	—	—	—	—	—	—		200,000[4]	$.98	$141,820
	7/1/09	—	—	—	—	—	—	30,000[7]	—	$.98	$29,400
	6/1/09	—	—	—	—	—	—	20,000[6]	—	$1.17	$23,400
	6/1/09	—	—	—	—	—	—	30,000[5]	—	$1.17	$35,100
		—	$145,009	—	—	—	—	—	—	—	—
Gerald G. Lopatin	7/1/09	—	—	—	—	—	—		375,000[4]	$.98	$265,913
	7/1/09	—	—	—	—	—	—	50,000[7]	—	$.98	$49,000
	6/1/09	—	—	—	—	—	—	25,000[6]	—	$1.17	$29,250
	6/1/09	—	—	—	—	—	—	40,000[5]	—	$1.17	$46,800
		—	$186,000	—	—	—	—	—	—	—	—

(1) Amounts reflect target payments under the Company's Executive Annual Incentive Plan. In June of each year, the Committee (and in the case of the CEO, the independent directors) annually review and approve the NEOs' bonus targets. No cash bonuses were paid under the Company's Executive Annual Incentive Plan to the NEOs in Fiscal 2010.

(2) In Fiscal 2010, there were no equity incentive plan awards made to any of the NEOs.

(3) Value of equity awards was computed in accordance with ASC 718. Assumptions used in the calculation of the value are disclosed under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the SEC on or about June 11, 2010. The actual value realized by the executive officer with respect to option awards, if any, will depend on the difference between the market value of Quantum's Common Stock on the date the option is exercised and the exercise price.

(4) Stock options will vest (based on continued employment) annually over three years beginning July 1, 2009.

(5) Restricted stock units will vest (based on continued employment) annually over two years beginning June 1, 2009.

(6) Restricted stock units will vest (based on continued employment) as follows: one year cliff vest on June 1, 2010.

(7) Restricted stock units will vest (based on continued employment) as follows: one year cliff vest on July 1, 2010.

(8) There is no specific maximum amount under the Company's Executive Annual Incentive Plan for any of the NEOs. However, the plan provides that no participant's actual award under the plan may, for any period of three consecutive fiscal years, exceed $15,000,000 or 6,000,000 shares.

Outstanding Equity Awards at Fiscal Year End 2010

The following table provides information with respect to outstanding stock options and RSUs held by the NEOs as of March 31, 2010.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)**
Richard E. Belluzzo	0(23)	800,000(23)		.98	7/1/16	80,000(18)	$210,400		
	480,000(18)	240,000(18)		$3.17	6/30/14	266,666(22)	$701,332		
	895,833(13)	104,167(13)		$2.15	7/31/13	100,000(24)	$263,000		
	1,000,000(9)			$3.78	3/12/14				
	1,000,000(8)			$3.78	3/12/14				
	134,680(7)			$2.97	9/3/12				
	1,865,320(7)			$2.97	9/3/12				
Jon W. Gacek	0(23)	500,000(23)		.98	7/1/16	25,000(18)	$65,750		
	150,000(18)	75,000(18)		$3.17	6/30/14	61,250(21)	$161,088		
	1,000,000(15)			$2.15	8/22/13	50,000(24)	$131,500		
	179,268(17)			$1.71	8/13/13	60,000(25)	$157,800		
	119,512(16)			$1.52	8/13/14	70,000(26)	$184,100		
William C. Britts	0(23)	275,000(23)		.98	7/1/16	25,000(18)	$65,750		
	150,000(18)	75,000(18)		$3.17	6/30/14	43,750(21)	$115,063		
	179,268(17)			$1.71	8/13/13	30,000(24)	$78,900		
	1,000,000(15)			$2.15	8/22/13	25,000(25)	$65,750		
	189,024(14)			$1.46	8/22/10				
Shawn D. Hall	0(23)	200,000(23)		.98	7/1/16	11,666(18)	$30,682		
	70,000(18)	35,000(18)		$3.17	6/30/14	26,250(21)	$69,038		
	17,500(12)			$2.92	6/28/12	30,000(24)	$78,900		
	40,000(11)			$2.62	5/31/12	20,000(25)	$52,600		
	35,000(10)			$2.93	7/1/11	30,000(26)	$78,900		
	40,000 (6)			$2.08	7/31/12				
	33,000 (5)			$6.70	5/2/12				
	16,500 (5)			$6.70	5/2/12				
	21,875 (4)			$9.70	7/31/11				
	3,125 (3)			$9.70	7/31/11				
	25,139 (2)			$13.28	1/31/11				
	4,861 (2)			$13.28	1/31/11				
	1,973 (1)			$12.50	6/21/10				
	3,521 (1)			$9.56	6/21/10				

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Gerald G. Lopatin	0[23]	375,000[23]		.98	7/1/16	17,500[21]	$46,025		
	425,000[19]	425,000[19]		$2.17	4/1/15	38,333[20]	$100,816		
						40,000[24]	$105,200		
						25,000[25]	$65,750		
						50,000[26]	$131,500		

(1) Granted 6/21/00; vested monthly in equal installments over four years beginning 4/1/00.

(2) Granted 1/30/01; vested monthly in equal installments over four years beginning 1/1/01.

(3) Granted 7/31/01; vested monthly in equal installments over four years beginning 7/1/01.

(4) Granted 7/31/01; vested monthly in equal installments over four years beginning 7/1/01.

(5) Granted 5/2/02; vested monthly in equal installments over four years beginning 4/1/02.

(6) Granted 7/31/02; vested monthly in equal installments over four years beginning 7/1/02.

(7) Granted 9/3/02; 25% vested on 9/1/03 with 75% vested monthly in equal installments over three years beginning 9/1/03.

(8) Granted 3/12/04; vested monthly in equal installments over four years beginning 3/1/04.

(9) Granted 3/12/04; vested monthly in equal installments over two years beginning 3/1/04.

(10) Granted 6/7/04; vested monthly in equal installments over four years beginning 7/1/04.

(11) Granted 6/2/05; vested monthly in equal installments over four years beginning 6/1/05.

(12) Granted 6/28/05; vesting monthly in equal installments over four years beginning 7/1/05.

(13) Granted 7/31/06; vesting monthly in equal installments over four years beginning 8/1/06.

(14) Granted 8/22/06; 25% vested on 8/22/06 and 75% vested on 8/25/06.

(15) Granted 8/22/06; 33% vested on 8/22/07 with 67% vesting monthly in equal installments over two years beginning 08/22/07.

(16) Granted 8/22/06; 50% vested on 8/22/06 and 50% vested on 8/25/06.

(17) Granted 8/22/06; 75% vested on 8/22/06 and 25% vested on 8/25/06.

(18) Granted 6/30/07; vesting annually in equal installments over three years beginning 7/1/07.

(19) Granted 4/1/08; 25% vested 3/1/09 with 75% vesting monthly in equal installments over three years beginning 3/1/09.

(20) Granted 4/1/08; 38,334 vested on 9/3/08 with remaining shares vesting in equal installments on 3/1/10 and 3/1/11.

(21) Granted 7/1/08; vesting annually in equal installments over two years beginning 7/1/08.

(22) Granted 8/1/08; 33% vested on 6/1/09 with 67% to cliff vest on 8/1/10.

(23) Granted 7/1/09; vesting annually in equal installments over three years beginning 7/1/09.

(24) Granted 6/1/09; vesting annually in equal installments over two years beginning 6/1/09.

(25) Granted 6/1/09; one year cliff vest on 6/1/10.

(26) Granted 7/1/09; one year cliff vest on 7/1/10.

Notes: The table above uses a price of $2.63 per share, the market price of our Common Stock as of March 31, 2010. All stock awards listed in the table above are subject to continued employment and consist of restricted stock units with the exception of the award noted in footnote (15) above.

Option Exercises and Stock Vested in Fiscal 2010

The following table provides information on stock option exercises and restricted stock and restricted stock unit vesting for our NEOs during Fiscal 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [2]
Richard E. Belluzzo	—	—	213,334	$ 234,400
Jon W. Gacek	50,000	$ 58,268	152,916	$ 161,858
William C. Britts	50,000	$ 53,778	135,416	$ 144,707
Shawn D. Hall	—	—	39,404	$ 38,616
Gerald G. Lopatin	—	—	55,833	$ 109,149

(1) Value calculated is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.
(2) Value is calculated by multiplying the number of shares by the market value of the underlying shares on the vesting date.

Nonqualified Deferred Compensation

The Company's Nonqualified Deferred Compensation Plan is discussed under the section entitled "Compensation Discussion and Analysis — Perquisites and Other Benefits - Non-Qualified Deferred Compensation Plan." In Fiscal 2010, no NEO participated in this Plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

For our CEO, the principal severance benefits under his change of control agreement are as follows: (1) a lump sum payment equal to 300% of his then established base compensation; (2) a lump sum payment equal to 300% of the average of his actual annual bonuses received over the previous two (2) years; (3) payment of COBRA premiums for twelve (12) months; (4) vesting of any unvested equity-based compensation award then held by him; and (5) if applicable, a gross-up payment in the amount of any excise tax incurred by him as a result of the benefits received under the Agreement. For the other NEOs the principal benefits are: (1) a lump sum equal to 200% of the executive's then established base compensation; (2) a lump sum payment equal to 200% of the average of the executive's actual annual bonuses received over the previous two (2) years; (3) payment of COBRA premiums for twelve (12) months; (4) vesting of any unvested equity-based compensation award then held by the executive; and (5) if applicable, a gross-up payment in the amount of any excise tax incurred by the executive as a result of the benefits received under the Agreement.

Under our CEO's employment agreement, if he is constructively terminated or involuntarily terminated by the Company other than for "cause", he will receive a payment in the amount of 18 months base salary subject to his execution of a separation agreement and general release. If Mssrs. Gacek or Britts are involuntarily terminated, in a context other than a change of control, under their employment agreements they will each be entitled to receive a payment equal to 52 weeks of base salary subject to the execution of a separation agreement and general release.

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for our NEOs. Payments and benefits are estimated assuming that the triggering event took place on the last business day of Fiscal 2010 (March 31, 2010), outstanding equity awards were not assumed or substituted for in connection with a change of control, and the price per share of the Company's common stock is the closing price on the NYSE as of that date ($2.63). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Name	Type of Benefit	Potential Payments Upon: Involuntary Termination within 18 Months After a Change of Control	Potential Payments Upon: Involuntary Termination Not Associated with a Change of Control
Richard E. Belluzzo............	Cash Severance Payments	$2,275,500	$1,050,000
	Vesting Acceleration[1]	$2,544,732	$0
	Continued Coverage of Employee Benefits[2]	$14,455	$0
	Tax Gross-up	$1,777,482	$0
	Total Termination Benefits:	$6,612,169	$1,050,000
Jon W. Gacek	Cash Severance Payments	$995,148	$394,024
	Vesting Acceleration[1]	$1,525,238	$0
	Continued Coverage of Employee Benefits[2]	$20,368	$0
	Tax Gross-up	$797,488	$0
	Total Termination Benefits:	$3,338,242	$394,024
William C. Britts	Cash Severance Payments	$735,108	$350,004
	Vesting Acceleration[1]	$779,213	$0
	Continued Coverage of Employee Benefits[2]	$14,874	$0
	Tax Gross-up[3]	$0	$0
	Total Termination Benefits:	$1,529,195	$350,004
Gerald G. Lopatin...............	Cash Severance Payments	$740,800	$0
	Vesting Acceleration[1]	$1,263,541	$0
	Continued Coverage of Employee Benefits[2]	$12,189	$0
	Tax Gross-up	$848,396	$0
	Total Termination Benefits:	$2,864,926	$0
Shawn D. Hall	Cash Severance Payments	$669,716	$0
	Vesting Acceleration[1]	$640,119	$0
	Continued Coverage of Employee Benefits[2]	$20,368	$0
	Tax Gross-up	$544,612	$0
	Total Termination Benefits:	$1,874,815	$0

(1) Reflects the aggregate market value of unvested option grants and restricted stock unit awards. For unvested option grants, aggregate market value is computed by multiplying (i) the difference between $2.63 and the exercise price of the option, by (ii) the number of shares underlying unvested options at March 31, 2010. For unvested restricted stock unit awards, aggregate market value is computed by multiplying (i) $2.63, by (ii) the number of unvested restricted stock units at March 31, 2010. In the event of vesting acceleration or other modifications of share-based awards, we account for such modifications following ASC 718.

(2) Assumes continued coverage of employee benefits at the Fiscal 2010 COBRA premium rate for health, dental, and vision coverage.

(3) Assuming that the triggering event took place on the last business day of Fiscal 2010 (March 31, 2010) and the price per share of the Company's common stock is the closing price on the NYSE as of that date ($2.63), we do not believe that Mr. Britts would have received an amount of benefits that would have constituted parachute payments under Section 280G of the Internal Revenue Code subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. As a result, Mr. Britts would not have received any payment to pay such excise tax or any additional payments to pay taxes arising as a result of such tax.

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

At the end of Fiscal 2010, we conducted a risk assessment of our compensation policies and practices for our employees, including those relating to our executive compensation programs. Compensia, the consultants to the Leadership and Compensation Committee of the Board of Directors (the "Committee"), assisted us in conducting the assessment. Our risk assessment included a detailed analysis of our compensation programs in which employees at all levels of the organization may participate, including our executive officers. Based on our assessment, we believe that our compensation programs have been appropriately designed to attract and retain talent and properly incent our employees. Generally, our programs are designed to pay for performance and, thus, provide incentive-based compensation that encourages appropriate risk-taking. These programs contain various mitigating factors, however, to ensure our employees, including our executive officers, are not encouraged to take excessive or unnecessary risks in managing our business. These factors include:

- Oversight of the compensation programs by the Committee;
- Discretion provided to the Committee to set targets, monitor performance and determine final payouts;
- Additional oversight of the compensation programs by a broad-based group of functions within the Company, including Human Resources, Finance and Legal and at multiple levels within the Company;

- A balanced mix of compensation programs that focus our employees on achieving both short- and long-term goals and that provide a balanced mix of cash and equity compensation;
- Caps on the maximum payouts available under certain programs, including the Executive Officer Incentive Plan and the QIP;
- Incentives focused on the use of a reportable and broad-based internal financial metric (Non-GAAP operating income);
- Pay positioning targeted at the market median based on a reasonable competitive peer group and published surveys; and
- Service-based vesting conditions with respect to equity awards.

We discussed the findings of our risk assessment with the Committee.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[2]

The Audit Committee was established primarily to: i) provide oversight of Quantum's accounting and financial reporting processes and the audit of Quantum's financial statements; and ii) assist the Board of Directors in the oversight of: (a) the integrity of Quantum's financial statements; (b) Quantum's compliance with legal and regulatory requirements; (c) the independent registered public accounting firm's performance, qualifications and independence; and (d) the performance of Quantum's internal audit function.

The Audit Committee, after appropriate review and discussion, determined that it had fulfilled its responsibilities under the Charter this year. The Audit Committee has reviewed and discussed the Consolidated Financial Statements for Fiscal 2010 with management and the Company's independent registered public accounting firm; and management represented to the Audit Committee that Quantum's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles. This review included a discussion with management of the quality, not merely the acceptability, of Quantum's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in Quantum's Consolidated Financial Statements. The Audit Committee discussed with the Company's independent registered public accounting firm matters required to be discussed by AU Section 380, "Communication with Audit Committees." The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter from the auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, including PCAOB Rule 3526, "Communication with Audit Committees Concerning Independence," and discussed with the independent registered public accounting firm the independent accountant's independence. In reliance on these views and discussions, and the report of the Company's independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in Quantum's Annual Report on Form 10-K for the year ended March 31, 2010 for filing with the SEC.

MEMBERS OF THE AUDIT COMMITTEE

Dennis P. Wolf, Chair
Paul R. Auvil
Thomas S. Buchsbaum
Edward M. Esber, Jr.

---

[2] This report of the Audit Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be deemed filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

AUDIT AND AUDIT-RELATED FEES

The following table shows the fees billed for various professional services by PricewaterhouseCoopers LLP for Fiscal 2010 and for fiscal year 2009:

Amounts in thousands		**2010 Total**		**2009 Total**
Audit Fees[(1)]	$	1,584	$	1,420
Audit-related Fees		—		—
Tax Fees[(2)]		147		45
All Other Fees		—		—
Total	$	1,731	$	1,465

(1) Audit fees include the audit of Quantum's annual financial statements, review of financial statements included in Quantum's Quarterly Reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with foreign statutory and regulatory filings or engagements for those fiscal years and include services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. Audit fees also include advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, including the application of proposed accounting rules, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" containing observations and discussions on internal control matters.

(2) This category consists of professional services rendered by PricewaterhouseCoopers LLP for tax compliance and tax consulting. The tax compliance services principally include preparation and/or review of various tax returns, assistance with tax return supporting documentation and tax return audit assistance. The tax consulting services principally include advice regarding mergers and acquisitions, international tax structure and other strategic tax planning opportunities. All such services were approved by the Audit Committee.

In accordance with Audit Committee policy and the requirements of law, all services to be provided by the Company's independent registered public accounting firm are pre-approved by the Audit Committee. This is to avoid potential conflicts of interest that could arise if the Company received specified non-audit services from its auditing firm. Annually, the Audit Committee pre-approves appropriate audit, audit-related and tax services which are listed on a general approval schedule that the Company's independent registered public accounting firm may perform for the Company. Where such services are expected to require more than ten hours of such firm's billable senior partner or the equivalent time, the Company must notify the Audit Committee of the auditing firm's performance of such services. For all services to be performed by the Company's independent registered public accounting firm that are not specified in the general pre-approval schedule, the Company must obtain specific engagement approval from the Audit Committee for such services in advance. The Audit Committee has delegated to a subcommittee comprised solely of members of the Audit Committee the authority to receive all notifications and requests relating to the independent registered public accounting firm's performance of services for the Company. The Audit Committee will review and make changes to the services listed under the general approval schedule on an annual basis and otherwise from time to time as necessary.

In Fiscal 2010, the Company's independent registered public accounting firm attended all meetings of the Audit Committee. The Audit Committee believes that the provision of services by the Company's independent registered public accounting firm described above is compatible with maintaining such firm's independence from the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 2, 2010 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the NEOs and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the business address for the beneficial owners listed below is 1650 Technology Drive, Suite 800, San Jose, CA 95110.

Name	Number of Shares Beneficially Owned[1]	Approximate Percentage of Class[2]
BlackRock Inc. 55 East 52nd Street New York, NY 10055	11,451,844 [3]	5.30%
Private Capital Management, L.P. 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108	19,930,933 [4]	9.23%
Renaissance Technologies 800 Third Ave 33rd Floor New York, NY 10022	11,166,500 [5]	5.17%
Wells Fargo and Company 420 Montgomery Street San Francisco, CA 94163	12,971,441 [6]	6.01%
Paul R. Auvil III	218,500 [7]	*
Richard E. Belluzzo	6,679,945 [8]	3.09%
William C. Britts	2,327,216 [9]	1.08%
Michael A. Brown	277,368 [10]	*
Thomas S. Buchsbaum	241,060 [11]	*
Edward M. Esber, Jr.	403,885 [12]	*
Elizabeth A. Fetter	216,392 [13]	*
Jonathan W. Gacek	2,178,234 [14]	1.01%
Shawn D. Hall	585,957 [15]	*
Gerald G. Lopatin	703,285 [16]	*
Joseph A. Marengi	184,854 [17]	*
Bruce A. Pasternack	176,776 [18]	*
Dennis P. Wolf	176,776 [19]	*
All directors and executive officers as a group (14 persons)	14,808,095 [20]	6.86%

(*) Less than 1%.

(1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

(2) Applicable percentage ownership is based on 215,924,427 shares of Common Stock outstanding as of June 2, 2010. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days after June 2, 2010, are considered beneficially owned by the holder, but such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3) Information is based on a Schedule 13G filed with the SEC on January 29, 2010 by BlackRock Inc. on its own behalf and on behalf of certain of its subsidiaries.

(4) Information is based on a Schedule 13G/A filed with the SEC on February 10, 2010 by Private Capital Management, L.P., a Delaware limited partnership ("PCM"). PCM has sole voting and dispositive power with respect to 2,834,690 shares and shared voting and dispositive power with respect to 17,096,243 shares. PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion. PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.

(5) Information is based on a Schedule 13G filed with the SEC on February 11, 2010 by Renaissance Technologies LLC, a Delaware limited liability company ("RTC") and James H. Simons, a control person of RTC. RTC and Mr. Simons have the sole power to vote or to direct the vote of 9,521,724 shares, the sole power to dispose or to direct the disposition of 10,234,623 shares and the shared power to dispose or to direct the disposition of 931,877 shares.

(6) Information is based on a Schedule 13G/A filed with the SEC on June 23, 2010 by Wells Fargo and Company on its own behalf and on behalf of certain of its subsidiaries.

(7) Represents 86,000 shares of Common Stock and 132,500 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(8) Represents 413,279 shares of Common Stock, 346,666 restricted stock units that will vest on August 1, 2010 and 5,920,000 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(9) Represents 576,912 shares of Common Stock, 68,750 restricted stock units that will vest on July 1, 2010 and 1,681,554 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(10) Represents 106,868 shares of Common Stock, and 170,500 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(11) Represents 51,393 shares of Common Stock, and 189,667 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(12) Represents 134,635 shares of Common Stock, and 269,250 shares subject to Common Stock options exercisable at June 2, 2010 or within sixty (60) days thereafter. The Esber Family Trust beneficially owns 92,500 shares.

(13) Represents 38,392 shares of Common Stock, and 178,000 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(14) Represents 279,180 shares of Common Stock, 156,250 restricted stock units that will vest on July 1, 2010 and 1,742,804 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(15) Represents 126,041 shares of Common Stock, 67,916 restricted stock units that will vest on July 1, 2010 and 392,000 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(16) Represents 28,494 shares of Common Stock, 67,500 restricted stock units that will vest on July 1, 2010 and 607,291 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(17) Represents 41,354 shares of Common Stock, and 143,500 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(18) Represents 38,776 shares of Common Stock, and 138,000 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(19) Represents 38,776 shares of Common Stock, and 138,000 shares subject to Common Stock options exercisable at June 2, 2010, or within sixty (60) days thereafter.

(20) Represents 2,051,031 shares of Common Stock; 744,998 restricted stock units and 12,012,066 shares subject to Common Stock options vested or exercisable at June 2, 2010, or within sixty (60) days thereafter.

TRANSACTIONS WITH RELATED PERSONS

The Company has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of the State of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

The Company has entered into a change of control agreement with Barbara L. Barrett, the Company's Senior Vice President, Human Resources. The material terms of Ms. Barrett's change of control agreement are the same as for the Company's NEOs and are described above in the CD&A under "Change of Control Severance Policy, Employment Agreements and Severance Agreements." In the event of a change of control and assuming the triggering event took place on the last business day of Fiscal 2010, Ms. Barrett would be entitled to termination benefits of $1,487,516.

The Company has entered into agreements with its Nonemployee Directors whereby in the event that there is a "change of control" of the Company (which is defined in the agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board) and, on or within 18 months of the change of control, the Nonemployee Director's performance of services as a Board member terminates other than as a result of death or Disability (as defined in the Agreement), then, to the extent that any portion of any equity-based compensation awards held by such Director is not vested at the time of termination, all such unvested awards will automatically vest.

Procedures for Reviewing and Approving Related Party Transactions

In accordance with the charter for the Audit Committee and with the Company's related party transaction policy, which was approved by the Audit Committee on May 11, 2010, our Audit Committee reviews and approves in advance any proposed related party transactions. Any related party transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related party" and "related party transaction" have the meanings set forth in the Company's related party transaction policy.

In addition, the Company's Code of Business Conduct and Ethics (the "Code") requires that the Company's employees, officers and directors avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role unless disclosed to and approved by the Company's General Counsel in advance.

COMMUNICATING WITH THE COMPANY

We have from time-to-time received calls from stockholders inquiring about the available means of communication with the Company. If you would like to receive information about the Company, without charge, you may use one of these convenient methods:

- To view the Company's website on the Internet, use the Company's Internet address located at www.quantum.com. The Company's website includes product, corporate and financial data, job listings, recent earnings releases, a delayed stock price quote, and electronic files of this Proxy Statement and the Company's Form 10Ks, Form 10Qs, and Annual Reports to Stockholders. Internet access has the advantage of providing you with recent information about the Company throughout the year. The Company's Code of Business Conduct and Ethics and the Company's Corporate Governance Principles can also be found on the Company's website at http://www.quantum.com, by clicking "About Us" from the home page and selecting "Corporate Governance." Requests to receive by mail a free copy of printed financials and of the Company's Code of Business Conduct and Ethics and its Corporate Governance Principles can also be submitted by contacting the Company's Investor Relation Department at the address stated below or on-line by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "About Us" from the home page and selecting "Contact Investor Relations."

- To reach our Investor Relations Department, please call or send correspondence to:

  Quantum Corporation
  Attention: Investor Relations Department
  1650 Technology Drive
  Suite 800
  San Jose, CA 95110

  Tel (toll free): 866-520-7787
  Tel (local): 408-944-4450
  Fax: 425-201-1450
  Email: *IR@quantum.com*

OTHER MATTERS

The Company knows of no other matters to be submitted at the Annual Meeting. Any proposal that a stockholder intends to submit for consideration at the Annual Meeting must be received by the Secretary of the Company within the timeframes specified in the Company's Bylaws and must include the information specified in the Bylaws. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Shawn D. Hall
Senior Vice President, General Counsel and Secretary

San Jose, California
July 1, 2010

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-13449

QUANTUM CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**94-2665054**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1650 Technology Drive, Suite 800, San Jose, California	**95110**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 944-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
QUANTUM CORPORATION COMMON STOCK	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of Quantum Corporation's common stock, $0.01 par value per share, held by nonaffiliates of the Registrant was approximately $218.7 million on September 30, 2009, the last day of the Registrant's most recently completed second fiscal quarter, based on the closing sales price of the Registrant's common stock on that date on the New York Stock Exchange. For purposes of this disclosure, shares of common stock held by persons who hold more than 5% of the outstanding shares of common stock and shares held by officers and directors of the Registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive.

As of the close of business on June 4, 2010, there were approximately 215.9 million shares of Quantum Corporation's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on August 18, 2010, which the Registrant will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report, is incorporated by reference in Part III of this Form 10-K to the extent stated herein.

INDEX

PART I

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this report usually contain the words "will," "estimate," "anticipate," "expect", "believe" or similar expressions and variations or negatives of these words. All such forward-looking statements including, but not limited to, (1) our goals for future operating performance, including our expectations regarding our performance for fiscal 2011; (2) our expectations relating to growing our disk backup, software and services businesses; (3) our research and development plans and focuses; (4) our expectation that we will continue to derive a substantial majority of our revenue from products based on tape technology; (5) our belief that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, debt repayments and sustain our operations for at least the next 12 months; (6) our expectations regarding our ongoing efforts to reduce our cost structure; (7) our expectations about the timing and maximum amounts of our future contractual payment obligations; (8) our belief that our ultimate liability in any infringement claims made by any third parties against us will not be material to us; and (9) our business objectives, key focuses, opportunities and prospects which are inherently uncertain as they are based on management's expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. As a result, our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include, but are not limited to: (1) the amount of orders received in future periods; (2) our ability to timely ship our products; (3) uncertainty regarding information technology spending and the corresponding uncertainty in the demand for our products and services; (4) our ability to maintain supplier relationships; (5) the successful execution of our strategy to expand our businesses in new directions; (6) our ability to successfully introduce new products; (7) our ability to capitalize on changes in market demand; (8) our ability to achieve anticipated gross margin levels; (9) the availability of credit on terms that are beneficial to us; and (10) those factors discussed under "Risk Factors" in Part I, Item 1A. Our forward-looking statements are not guarantees of future performance. We disclaim any obligation to update information in any forward-looking statement.

ITEM 1. Business

Business Description

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of distributors, value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange ("NYSE") under the symbol "QTM."

We offer a comprehensive range of solutions in the data storage market providing performance and value to organizations of all sizes. We believe our combination of expertise, innovation and platform independence allows us to solve customers' data protection and retention issues more easily, effectively and securely. In addition, we have the global scale and scope to support our worldwide customer base. As a pioneer in disk-based data protection, we have a broad portfolio of disk backup solutions featuring deduplication and replication technology. We are also the worldwide independent leader in open systems tape automation revenue, with products spanning from entry-level autoloaders to enterprise libraries, and are a major supplier of tape drives and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. We offer a full range of service with support available in more than 100 countries. For further information see Note 17, "Geographic and Customer Information" to the Consolidated Financial Statements and Part II, Item 6, "Selected Financial Data."

Industry Background

Information Technology ("IT") departments continue to experience pressure around cost effectively storing rapidly increasing amounts of data. Even in the face of the recent economic downturn, companies still save data of all types, structured and unstructured, for both near and long-term retention. This rapid data growth combined with demands for ready access to data, expanding retention policies and laws regarding compliance, and limited IT budget increases represent major challenges for IT managers.

Many companies experience rapid data growth year over year and have data retention policies that require them to save data for lengthy periods or even forever. This is one factor driving the need for long-term data retention solutions and archive technologies. Additionally, many companies face regulatory requirements that mandate both long-term preservation of and secure access to data. Even in industries without strong regulatory requirements, companies are recognizing the value of securing access to their data as good business practice.

This rapid data growth combined with the need for ready access to data is driving the steady expansion of newer technologies such as deduplication and replication to help address these needs. Customers are increasingly looking to deploy these technologies at various points in their organizations to take advantage of storage optimization, effective data movement and increased disaster recovery capabilities. Deduplication technology is moving from being available primarily in dedicated appliances to being embedded in a broad variety of solutions, including most backup software.

Companies recognize that technologies alone cannot solve their problems and rely on organizations that can provide them with complete solutions, including the services, support and experience needed for complete customer satisfaction. Quantum is a specialist in the backup, recovery and archive business and offers worldwide support and maintenance from offices around the world to meet its customers' needs.

Strategy Update

Backup, recovery and archive continues to be a major focus for customers who face a number of challenges in managing and protecting their data which continues to grow significantly year after year. Both recovery point and recovery time objectives are becoming shorter as users no longer tolerate data loss or downtime for their critical applications. There are also growing compliance and security requirements, particularly as the majority of data is stored outside of primary data centers, making data protection an important issue in remote locations. Finally, customers must address all these challenges in a time of constrained budgets and staffing levels.

With these customer challenges in mind, our strategy is to continue building out a portfolio of integrated solutions encompassing disk, tape, software and services to enable users to protect and manage data from the edge of the network to the core data center. A key component of this strategy is the value provided through our DXi™-Series platform, a single disk-based architecture with deduplication and replication for backup and recovery that can scale from protecting and managing a terabyte of data at a remote office to over 200 terabytes at a data center. We have designed the DXi-Series products to be closely integrated with tape for disaster recovery, long-term archive and compliance, and they also leverage our StorNext® software as the underlying file system. In addition, our edge-to-core strategy includes centralized management and secure data transfer across sites and storage tiers.

During fiscal 2011, we plan to continue building out our product and solutions portfolio that support this strategy. In addition, we intend to leverage growth through increased engagement with our channel partners to increase disk backup and software solutions revenue in addition to gaining share in the open systems tape automation market.

As we expand our branded business, we also intend to continue leveraging our leadership in deduplication and replication technology to create an open systems ecosystem with compatibility across multiple vendors' solutions. We believe this will provide end user customers greater flexibility and choice in how they meet their backup, recovery and archive needs.

Products

As a leading global specialist in backup, recovery and archive, we provide a comprehensive range of disk, tape and software solutions supported by a worldwide sales and service organization. Our solutions are designed to provide IT departments in a wide variety of organizations with innovative and dependable tools for protecting, retaining and accessing their digital assets. We sell our products via our branded channels and through OEMs such as Dell, Inc. ("Dell"), Hewlett-Packard Company ("HP") and International Business Machines Corporation ("IBM"). We divide our products into three broad categories: (1) tape automation systems, (2) disk backup systems and data management software and (3) devices and media. The devices and media category includes removable disk drives, standalone tape drives and media products.

Tape Automation Systems

We are the leading named supplier of tape automation shipments. Our tape automation portfolio includes a range of products from our SuperLoader3™ autoloader with one tape drive and up to sixteen cartridges, to large enterprise-class libraries which can hold hundreds of drives and thousands of cartridges. These products integrate tape drives into a system with automation technology, advanced connectivity and sophisticated management tools. Our automation products support multiple drive technologies, though the primary tape drive format for automation environments continues to be LTO.

Tying our libraries together from entry-level to enterprise is a common, integrated software called iLayer™, which provides monitoring, alerts and diagnostics, thereby reducing service calls, shortening issue resolution time and reducing the time users spend managing their tape automation solutions. This fiscal year we introduced new libraries, the Scalar® i40 and Scalar i80, which brought iLayer software to entry automation for the first time and were designed to compete directly with offerings in the entry-level market.

Our midrange and enterprise tape automation libraries, the Scalar i500 and Scalar i2000, can be easily scaled, allowing users to expand the capacity of their libraries as their data grows. In April 2010, we introduced the Scalar i6000, a product upgrade and expansion of the Scalar i2000 which adds capacity. We anticipate the Scalar i6000 will broaden our market reach. These products include connectivity options to improve backup performance and reliability in Storage Area Network ("SAN") environments in an effort to make them the right fit for a variety of organizations from medium sized businesses to major enterprise datacenters.

Disk Backup Systems

We offer a broad range of disk solutions for backup and recovery, notably our DXi-Series disk backup appliances featuring data deduplication and replication technologies: the DXi7500, DXi7500 Express, DXi6500 family, DXi4500 family, DXi3500 and DXi2500-D. Data deduplication is an enabling technology that has been fundamentally changing the economics of disk storage and data transmission. By greatly increasing effective disk capacity, data deduplication enables users to retain backup data on fast recovery disk much longer than is possible using conventional disk and significantly reduces the bandwidth needed to move data between sites. We hold a key patent in one of the most common methods of data deduplication, known as variable-length data deduplication.

Our DXi-Series systems use this patented data deduplication technology to expand the amount of backup data users can retain on redundant array independent disk systems by 10 to 50 times. The result is a cost-effective means for IT departments to store backup data on disk for months instead of days, providing high speed restores, increasing available data recovery points and reducing media management. For disaster recovery in distributed environments, the DXi-Series also makes wide area network ("WAN") replication practical because of the greatly reduced bandwidth required with data deduplication. DXi-Series solutions are integrated systems that are easy to install and use with leading backup applications. They provide superior performance and flexible, easy-to-use interface options including network-attached solutions ("NAS"), virtual tape library ("VTL") or mixed presentations, along with Fibre Channel or iSCSI connectivity.

Our DXi-Series systems provide a combination of enhanced enterprise performance and advanced functionality. In addition to data deduplication, the core set of advanced features of the DXi-Series includes a high performance embedded file system, support for high speed data compression, asynchronous replication and built-in monitoring and diagnostic tools. Our DXi-Series products also offer an extensible foundation for future intelligent backup and archive solutions that will improve data protection for a broad range of customer environments, from remote offices to large enterprise data centers.

In fiscal 2010, we introduced the DXi6500 family of appliances designed to provide simple and affordable deduplication solutions for the midrange market. There are five turnkey models that come with the core set of deduplication and replication software and each model is customer installable and expandable. The DXi6500 family offers the highest performance of our DXi series, up to 2.5TB an hour adaptive ingest. All of the DXi6500 family systems provide support for the Symantec Open Storage ("OST") Application Programming Interface for integration with NetBackup and BackupExec enabling end-to-end protection across sites for both disk and tape. Each model in the DXi6500 family is optimized for sales through channel partners.

In May 2010, we released the DXi4500 family of products comprised of two turnkey disk backup appliances designed to work with the leading backup software packages to provide non-disruptive deduplication for small and medium-size businesses and remote offices to simply and cost-effectively address their backup needs. Both DXi4500 models are bundled with DXi software to support backup, including in VMware environments, deduplication and replication. In addition, the DXi4500 products are optimized for sales through channel partners.

Data Management Software

Our data management software helps businesses with large-scale data needs to benefit from workflow efficiencies, storage consolidation and archive management. Designed for open system computing environments, our data management software products allow multiple applications to rapidly access a single data set, increasing productivity and maximizing storage utilization. They also transparently move data based on business value, reducing storage costs while providing embedded data protection. For several years, organizations within rich media production and broadcasting, the federal government, life sciences and other disciplines have utilized our data management software to derive more value from their data while controlling costs. Many of these customers now rely on our software as a key technology enabler for their business processes and workflow.

Designed for data-intensive SAN environments, our flagship software solution is StorNext, data management software that reduces the time and total cost of managing data for end users with large data sets and challenging distributed environments. StorNext provides high-performance shared access to data across different operating systems and storage platforms, and based on user-defined policies, it automatically copies and migrates data between different tiers of storage. The result is a scalable, high-performance data management solution that is designed to optimize the use of SAN storage while ensuring the long-term safety and recoverability of data.

StorNext also uses our deduplication technology which enables customers to more efficiently store data and use much lower bandwidth networks for replication. These software solutions make it practical to use standard WANs and replication for disaster recovery protection and also reduce tape handling requirements. StorNext software, in addition to being a standalone product, is also a key component within our DXi-Series product line.

Devices and Media

Our device and media products include removable disk devices as well as a broad family of tape drives and media representing all major tape technology formats including LTO, DLT and DAT/DDS. We sell performance line and value line tape drive devices to meet the varied needs of our customers.

Our GoVault drive is a removable and ruggedized disk backup device which combines attributes of disk and tape. GoVault utilizes a server-embedded dock with removable disk cartridges that can be stored in remote locations for data retention and disaster recovery. GoVault was designed to offer small businesses an alternative to other existing data protection technologies.

We offer tape drives and media based on the LTO format, the leading technology in the midrange and open systems enterprise market segment. Our LTO tape drives are designed to provide midrange and enterprise customers with disaster recovery solutions and with cost-effective backup. We strive to provide increased capacity and performance while also saving space with our newest generation tape drives. These products also include a feature called green mode which reduces power consumption by shutting off power to components inside the drive when idle or on standby and have been designed to use less power when actively operating. Our performance line DLT tape drive is the DLT-S4, and the latest value line DLT tape drive is the DLT-V4. Our DAT/DDS tape drives are intended to provide backup, recovery and archive for small businesses.

We also sell a full range of storage media offerings to complement each tape drive technology and satisfy a variety of specific media requirements. Our media includes DLTtape®, LTO Ultrium™, DAT and DDS data cartridges. Our media is compatible with our drives, autoloaders and libraries as well as other industry products.

For more information about our products, visit our website at http://www.quantum.com. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K.

Global Services and Warranty

Our global services strategy is an integral component of our total customer solution. Service is typically a significant purchase factor for customers considering data management and storage solutions, and our ability to provide comprehensive service and support can present us with a noteworthy competitive advantage. In addition, we believe that our ability to retain long-term customer relationships and secure repeat business is frequently tied directly to our service capabilities and performance.

Through the combined use of new technology and traditional service components, we believe we can effectively meet the dynamic support needs of our customers. StorageCare™ is our comprehensive suite of services designed to meet our customers' requirements for product support. StorageCare services include: StorageCareGuardian™, our remote service feature; the Customer Service Website, our web support capability; and Online Service Request, an enhanced online service request tool that includes access to an extensive knowledge base, allowing customers to perform basic troubleshooting themselves. We continue to provide conventional support capabilities such as technical support and on-site services.

Our extensive use of technology and innovative, built-in product intelligence allows us to scale our global services operations to meet the needs of our expanding installed base. We are currently able to provide service to customers in more than 100 countries, supported by 24-hour, multi-language technical support centers located in North America, Europe and Asia. We provide our customers with warranty coverage on all of our products. Customers with high availability requirements may also purchase additional service to extend the warranty period, obtain faster response times, or both, on our tape automation, disk backup systems and software products. We offer this additional support coverage at a variety of response levels up to 24-hours a day, seven-days-a-week, 365-days-a-year, for customers with stringent high-availability needs. Our service revenue includes the sale of hardware service contracts as well as repair, installation, integration and consulting services. We provide support ranging from repair and replacement to 24-hour rapid exchange to on-site service support for our midrange and enterprise-class products.

We generally warrant our hardware products against defects for periods ranging from one to three years from the date of sale. We provide hardware systems warranty and service from our facility in Colorado Springs, Colorado. Jabil Global Service provides screening and repair services for our products from their facilities in Reynosa, Mexico and in Szombathely, Hungary. Benchmark Electronics, Inc. also provides repair and warranty service for our products from their facilities in Huntsville, Alabama; Angleton, Texas and Penang, Malaysia. In addition, we utilize various other third party service providers throughout the world to perform repair and warranty services for us to reach additional geographic areas and industries in order to provide quality services in a cost-effective manner.

Research and Development

Our research and development teams are working on the next generation disk, tape automation, data deduplication and data movement technologies for the backup, recovery and archive markets. We continue to focus our research and development efforts on integrated software and hardware solutions that offer improvements in the cost of storing, moving, managing and protecting large amounts of data and closely integrating our products to provide compelling solutions for our customers.

Our efforts depend on the integration of multiple engineering disciplines to generate products that competitively meet or exceed market needs in a timely fashion. Our new product development is frequently stimulated by the availability of an enhanced or more cost-effective storage capacity technology, the emergence of new storage protocols and evolving end user requirements. We are constantly evaluating alternative technologies that can be incorporated into our products and provide us a competitive advantage. We identify and define new products based on their ability to meet a perceived market need in a rapidly evolving field. Our sales, marketing, product development, engineering, supply chain and global services organizations all contribute to the process of identifying and implementing advances in technology.

In fiscal 2010, we further expanded our disk backup product family employing our patented data deduplication technology with the DXi6500 family of NAS-based midrange platforms. Building on the launch of our second-generation DXi7500 platform products, we also introduced two significant software releases in fiscal 2010 that enhanced performance, scalability and reliability. We made improvements to our replication technology, enabling the more efficient copying of data to a remote replication site, a critical capability for disaster recovery. We continue to invest in building out our disk backup product line, striving to provide superior edge-to-core data protection and management solutions.

We are investing in software to provide superior disk and tape integration as well as highly differentiated end-to-end storage and data management solutions for the backup and nearline markets. New solutions will be integrated with or layered on our core deduplication, file system and replication technologies and focused on the distributed recovery management, server virtualization and file and email archiving markets. We introduced a significant enhancement to our StorNext file system offerings in fiscal 2010 with the launch of StorNext release 4.0. This release added replication capability to StorNext along with integrated deduplication of the file system.

Although deduplication disk systems are rapidly becoming the standard for backup and fast recovery of archive data, automated tape continues to maintain a strong role in the data preservation hierarchy. We view our tape automation systems business as a mature segment of storage solutions. As a result, our research and development investments in tape technology are measured and strategic, for example the Scalar i40 and Scalar i80. Strategic introductions in fiscal 2010 included an encryption solution for our tape automation systems and the Scalar i40 and Scalar i80 tape automation libraries that were designed to provide small and medium businesses and distributed data centers with more storage capacity, room for continued growth and simplified system management. In March 2010, we began to introduce LTO-5 technology-based solutions across the breadth of our product line. We continue LTO technology research and development efforts to maintain our technology position in the devices and media and tape automation systems markets, partnering with HP to jointly develop future generation LTO products as we have done in recent years. We continue to invest strategically in our enterprise, midrange and entry-level tape automation platforms to create innovative and differentiating technologies, features and solutions.

We maintain research and development facilities in Boulder, Colorado Springs and Englewood, Colorado; Irvine and San Jose, California; Mendota Heights, Minnesota; Richardson, Texas; Hyderabad, India and Adelaide, Australia. Research and development costs were $69.9 million, $70.5 million and $89.6 million for fiscal 2010, 2009 and 2008, respectively.

Sales and Marketing

Our sales and marketing employees are focused exclusively on backup, recovery and archive solutions for our customers. The expertise of our sales and marketing professionals enables us to provide tailored advice and targeted solutions for our end user customers. Furthermore, since we offer many different ways of protecting data involving disk, tape and software, our recommendations can be broad and are based on what serves the customer best. We rely on our sales force and an array of channel partners to reach end user customers, which range in size from small businesses to government agencies and large, multinational corporations. Our products are sold under both the Quantum brand name and the names of various OEM customers. Our sales operations are based in Bellevue, Washington; Irvine and San Jose, California; Munich, Germany; Paris, France; Singapore City, Singapore and Shanghai, China, with regional and field offices throughout North America, Europe and Asia.

<u>Quantum Branded Sales Channels</u>

For Quantum-branded products, we utilize distributors, VARs and direct marketing resellers. We also maintain a reseller agreement with EMC Corporation ("EMC"), through which EMC sells Quantum-branded tape automation systems to its customer base and through its own network of resellers. Additionally, we sell directly to a select number of large corporate entities and governmental agencies.

Our integrated Quantum Alliance™ Reseller Program allows our channel partners the option to purchase products directly or through distribution and provides them access to a more comprehensive product line. In January 2010, Quantum was recognized as one of the best channel vendors by Business Solutions Magazine and we were ranked in the top 15 percent of all storage vendors for reliable products and exceptional service and support.

OEM Relationships

We sell our products to several OEM customers who generally resell our hardware products under their own brand name and typically assume responsibility for product sales, end user service and support. We also license DXi software to certain OEM customers who include this software in their own brand name products. These OEM relationships enable us to reach end users not served by our branded distribution channels or our direct sales force. They also allow us to sell to select geographic or vertical markets where specific OEMs have exceptional strength. We maintain ongoing discussions with numerous OEMs, including leading systems suppliers, regarding opportunities for our products.

Our OEM fulfillment models for hardware products vary, but generally require maintaining an inventory of OEM product in third party logistics centers near the OEM's manufacturing or distribution facility. In these relationships, we generally maintain title to products until those products leave the third party logistics location. Service support differs widely from one OEM to another.

Customers

Customers for our systems products, including tape automation and disk backup systems and data management software, include Bell Microproducts, Inc. ("Bell Micro"), Dell, EMC, HP and IBM and a variety of other distributors, resellers and OEMs to reach end user customers from small businesses to government agencies and large, multinational corporations. Software OEMs include EMC, Fujitsu Technology Solutions GmbH and Grass Valley Group, Inc. Our devices and media have achieved broad market acceptance in the midrange network server market with leading computer equipment manufacturers such as Dell, HP and Oracle Corporation ("Oracle").

Our sales are concentrated with several key customers because under our business model, as is typical for our industry, we sell to OEMs, distributors, VARs and direct marketing resellers to reach end user customers. Sales to our top five customers represented 37% of revenue in fiscal 2010 and 42% of revenue in both fiscal 2009 and 2008. Sales to Dell comprised 13% of revenue in fiscal 2010 compared to 14% of revenue in fiscal 2009 and 16% of revenue in fiscal 2008. These sales concentrations do not include revenues from sales of our media that were sold to our top five customers by media licensees, for which we earn royalty revenue, or revenues from sales of products sold to these customers by our other OEM customers.

Through our Quantum Alliance Reseller Program and our emphasis on our branded business we have expanded our customer base in recent years. With our continued focus on growing our branded business, we expect to continue to distribute our product revenue across a larger number of customers.

Strategic Licensing Partners

Multiple recording tape media manufacturing companies are qualified and licensed to manufacture, use, offer for sale and sell one or more DLTtape and LTO Ultrium media products. License agreements with these companies allow them to independently sell tape media cartridges for which we receive royalty payments. These strategic license agreements expand the market for DLTtape and LTO Ultrium media products and provide customers with multiple channels for obtaining tape media cartridges.

We have entered into various licensing agreements with respect to our technology, patents and similar intellectual property which provide licensing revenues in certain cases and may expand the market for products and solutions using these technologies. We have licensed certain technology to software OEM partners, under which the partner may use our DXi-Series data deduplication and replication enterprise software to deliver its own solution. We anticipate licensing our technology, patents and similar intellectual property with select licensing partners in the future, expanding the licensing partner program based on market demand.

Competition

We are a leading independent supplier of backup, recovery and archive solutions. All the markets in which we participate continue to be highly competitive, and in some cases, our competitors in one area are customers or suppliers in another. Our competitors often have greater financial, technical, manufacturing, marketing or other resources than we do. Additionally, the competitive landscape continues to change due to merger and acquisition activity.

In the tape automation market, we primarily compete for midrange and enterprise reseller and end user business with Dell, IBM and Oracle as well as HP through its OEM relationship with other tape automation suppliers. Competitors for entry-level and OEM tape automation business include BDT Products, Inc. and several others that supply or manufacture similar products. In addition, disk backup products are a competitive alternative to tape products and solutions.

Our disk backup solutions compete with products sold by EMC, HP, IBM and NetApp, Inc. ("NetApp"). Additionally, a number of software companies that have traditionally been partners with us have added deduplication to their products and will at times compete with us, including CommVault Systems, Inc. and Symantec Corporation. A number of our competitors also license technology from competing start-up companies such as FalconStor Software, Inc. and Sepaton, Inc. Our StorNext software products face competition from Cray, IBM, Isilon Systems, Inc., Oracle and Silicon Graphics, Inc.

At the storage device level, our main competitors in the market for performance tape drives are HP, IBM and Tandberg Data. Both IBM and HP develop and sell their own LTO tape drives, which compete with our LTO and DLT-S4 offerings. Our value line tape drives, DAT/DDS and DLT-V4, largely compete with those from HP. We also face competition from disk alternatives, including removable disk drives in the entry-level market. Although we have our own removable disk drive in GoVault, several other companies sell removable disk drives, such as Imation Corporation, Iomega Corporation and Tandberg Data.

For a discussion of risks associated with competing technologies, see the Risk Factor in Item 1A titled, "We derive the majority of our revenue from products incorporating tape technology. If competition from new or alternative storage technologies continues or increases, our business, financial condition and operating results could be materially and adversely affected."

Manufacturing

We utilize contract manufacturers to produce a number of our products and we manufacture various other products in our own facilities. During fiscal 2010 we continued to streamline our manufacturing processes and simplify our supply chain model through further integration and continuous improvement. We consolidated our externally manufactured products into a fewer number of key, quality contract manufacturing partners while reducing our overall cost and creating a stronger, more reliable chain of supply. We continue to improve our manufacturing operations by increasing the efficiency, cost effectiveness and quality of our manufacturing solutions in addition to reducing our inventory.

We outsource the manufacture of certain tape automation systems, tape devices and service parts from contract manufacturers. Our tape drives and head assemblies are sourced from Malaysia and Hungary. Certain automation products and assemblies are sourced in Singapore, Malaysia and the U.S.

We manufacture tape automation systems and our disk products and perform device and system configuration for our North American customers from our Colorado Springs, Colorado facility. In addition, we perform test and repair for these same products in that same facility.

Our recording tape media is manufactured by multiple tape media manufacturing companies, which are qualified and licensed to manufacture, use and sell one or more DLTtape and LTO Ultrium media products. In most cases, the media is produced in Japan and multi-sourced on a worldwide basis.

Backlog

We manufacture our products based on forecasts of customer demand. We also place inventory in strategic locations in order to enable certain key customers to obtain products on demand. Orders are generally placed by customers on an as-needed basis. Product orders are confirmed and, in most cases, shipped to customers within one week. More complex systems and product configurations often have longer lead times and may include on-site integration or customer acceptance. We ship most of the backlog that we accumulate during any particular fiscal quarter in the same quarter in which the backlog is first reported. Therefore, our backlog generally grows during each fiscal quarter and shrinks during the latter part of the quarter to reach its lowest levels at the end of that same quarter, by which time significant shipments have occurred. As a result, our backlog as of the end of any fiscal quarter frequently is not material. Our backlog was immaterial as of both March 31, 2010 and March 31, 2009.

Information Technology and Infrastructure

We are focused on continuous improvement of our internal business system and global information technology infrastructure. We continue to identify areas for consolidation and efficiencies gains. This includes the ongoing implementation and expansion of our core backup and archive products and a continuous process improvement focus. In the past few years our efforts to create a consolidated platform has allowed us to streamline processes and enable the IT function to serve as a strategic partner to internal business functions. We continue to focus on improved efficiencies and cost reduction measures within our infrastructure. These efforts have included expansion of virtualization tools, standardization on common architectures and the elimination of custom applications.

Technology

We develop and protect our technology and know-how, principally in the field of data storage. As of March 31, 2010, we hold 504 U.S. patents and have 96 pending U.S. patent applications. In general, these patents have a 20-year term from the first effective filing date for each patent. We also hold a number of foreign patents and patent applications for certain of our products and technologies. Although we believe that our patents and applications have significant value, rapidly changing storage industry technology means that our future success will also depend heavily on the technical competence and creative skills of our employees.

From time to time, third parties have asserted that the manufacture and sale of our products and services have infringed on their patents. We conduct ongoing investigations into the assertions and presently believe that either licenses are not required or that any licenses ultimately determined to be required could be obtained on commercially reasonable terms. However, we cannot provide assurance that such licenses are presently obtainable, or if later determined to be required, could be obtained on commercially reasonable terms.

We have various patent licensing and cross-licensing agreements with other companies including EMC, HP, IBM, Maxtor Corporation, Riverbed Technology, Inc. ("Riverbed") and Oracle. We may enter into patent cross-licensing agreements with other third parties in the future as part of our normal business activities. These agreements, when and if entered into, would enable these third parties to use certain patents that we own and enable us to use certain patents owned by these third parties.

Environmental Compliance

We are subject to federal, state, local and international environmental laws and regulations. Compliance with these laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position.

Employees

We had approximately 1,800 employees worldwide as of March 31, 2010.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on our website at http://www.quantum.com generally when such reports are available on the Securities and Exchange Commission ("SEC") website. The contents of our website are not incorporated into this Annual Report on Form 10-K.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

New York Stock Exchange Certification

We submitted the certification of our Chief Executive Officer required by the NYSE Listing Standards, Section 303A.12(a), relating to our compliance with the NYSE Corporate Governance Listing Standards, to the NYSE on September 18, 2009 with no qualifications.

Executive Officers of Quantum Corporation

Set forth below are the names, ages (as of June 1, 2010), positions and offices held by, and a brief account of the business experience of each executive officer of Quantum.

Name	Age	Position with Quantum
Barbara L. Barrett	61	Senior Vice President, Human Resources
Richard E. Belluzzo	56	Chairman and Chief Executive Officer
William C. Britts	51	Executive Vice President, Sales and Marketing
Jon W. Gacek	48	Executive Vice President, Chief Financial Officer and Chief Operating Officer
Shawn D. Hall	41	Senior Vice President, General Counsel and Secretary
Gerald G. Lopatin	51	Executive Vice President, Engineering

Ms. Barrett joined Quantum in 1999, became Vice President of Human Resources in July 2003 and assumed the role of Senior Vice President of Human Resources in May 2009. Prior to her current role, Ms. Barrett held other human resources management positions within the Company, including Vice President, Human Resources of the DLTtape business. Before joining Quantum, Ms. Barrett held leadership positions at companies in the telecommunications and utilities industries in a variety of human resource functions, including compensation, training, consulting and organizational development.

Mr. Belluzzo has been Chief Executive Officer since joining the Company in September 2002 and Chairman of the Board since July 2003. Before joining Quantum, from September 1999 to May 2002, Mr. Belluzzo held senior management positions with Microsoft Corporation, most recently as President and Chief Operating Officer. Prior to Microsoft, from January 1998 to September 1999, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics, Inc. Before his tenure at Silicon Graphics, from 1975 to January 1998, Mr. Belluzzo was with HP, most recently as Executive Vice President of the computer organization. Currently, Mr. Belluzzo is a member of the board of directors of PMC-Sierra, Inc. as well as JDS Uniphase Corporation.

Mr. Britts became Executive Vice President of Sales, Marketing and Service in August 2006, upon Quantum's acquisition of Advanced Digital Information Corporation ("ADIC"). In May 2009, he narrowed his focus to sales and marketing, assuming the role of Executive Vice President of Sales and Marketing. Before joining Quantum, Mr. Britts was the Co-Executive Vice President of Products, Sales and Service at ADIC. In his 12 years at ADIC, he held numerous leadership positions, including Executive Vice President of Worldwide Sales and Marketing, Vice President of Sales and Marketing and Director of Marketing. Prior to ADIC, Mr. Britts held a number of marketing and sales positions at Raychem Corp. and its subsidiary, Elo TouchSystems.

Mr. Gacek joined Quantum as Executive Vice President and Chief Financial Officer in August 2006, upon Quantum's acquisition of ADIC and assumed the role of Executive Vice President, Chief Financial Officer and Chief Operating Officer in June 2009. Previously, he served as the Chief Financial Officer at ADIC from 1999 to 2006 and also led Operations during his last three years there. Prior to ADIC, Mr. Gacek was an audit partner at PricewaterhouseCoopers LLP and led the Technology Practice in the firm's Seattle office. While at PricewaterhouseCoopers LLP, he assisted several private equity investment firms with a number of mergers, acquisitions, leveraged buyouts and other transactions. Mr. Gacek serves on the board of directors for Market Leader, Inc. and Power-One, Inc.

Mr. Hall joined Quantum in 1999 as Corporate Counsel, became Vice President, General Counsel and Secretary in 2001 and was promoted to Senior Vice President, General Counsel and Secretary in May 2009. Prior to Quantum, Mr. Hall worked at the law firms of Skadden, Arps and Willkie Farr & Gallagher, where he practiced in the areas of mergers and acquisitions and corporate finance, representing numerous public and private technology companies.

Mr. Lopatin joined Quantum in March 2008 as Senior Vice President, Engineering and assumed the role of Executive Vice President, Engineering in August 2008. Before Quantum, Mr. Lopatin was Senior Vice President, Engineering, Operations and Customer Support and a member of the executive team at ONStor, Inc. He also spent six years at NetApp, serving as Senior Vice President, Worldwide Engineering and, before that, General Manager of that company's Near Store business unit. Prior to NetApp, Mr. Lopatin held leadership positions at Iomega, Samsung Electronics, Seagate Technology and WD Media, Inc., formerly Komag, Inc., and spent the first nine years of his career at IBM. He is the inventor of two issued patents.

ITEM 1A. Risk Factors

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT ON FORM 10-K. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING QUANTUM. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT ARE CURRENTLY DEEMED IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS AND OPERATIONS. THIS ANNUAL REPORT ON FORM 10-K CONTAINS "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PLEASE SEE PAGE 1 OF THIS REPORT FOR ADDITIONAL DISCUSSION OF THESE FORWARD-LOOKING STATEMENTS.

We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of or deterioration in our relationship with one or more of our resellers or distributors could negatively affect our operating results.

We sell the majority of our branded products to value-added resellers, or VARs, and to direct marketing resellers such as CDW Corporation, who in turn sell our products to end users, and to distributors such as Bell Microproducts, Inc., Ingram Micro, Inc. and others. We also have a relationship with EMC Corporation ("EMC") through which we make available our branded products that complement EMC's product offerings. The success of these sales channels is hard to predict, particularly over time, and we have no purchase commitments or long-term orders from them that assure us of any baseline sales through these channels. Several of our resellers carry competing product lines that they may promote over our products. A reseller might not continue to purchase our products or market them effectively, and each reseller determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end user customers.

Certain of our contracts with our distributors contain "most favored nation" pricing provisions mandating that we offer our products to these customers at the lowest price offered to other similarly situated customers. In addition, sales of our enterprise-class libraries, and the revenue associated with the on-site service of those libraries, are somewhat concentrated in specific customers, including government agencies and government-related companies. Our operating results could be adversely affected by any number of factors including:

- A change in competitive strategy that adversely affects a reseller's willingness or ability to distribute our products;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- The loss of one or more of such distributors or resellers;
- Any financial difficulties of such distributors or resellers that result in their inability to pay amounts owed to us; or
- Changes in requirements or programs that allow our products to be sold by third parties to government customers.

Our operating results depend on new product introductions, which may not be successful, in which case our business, financial condition and operating results may be materially and adversely affected.

To compete effectively, we must continually improve existing products and introduce new ones, such as our new DXi-Series product offerings and next generation StorNext software. We have devoted and expect to continue to devote considerable management and financial resources to these efforts. We cannot provide assurance that:

- We will introduce new products in the timeframe we are forecasting;
- We will not experience technical, quality, performance-related or other difficulties that could prevent or delay the introduction and market acceptance of new products;
- Our new products will achieve market acceptance and significant market share, or that the markets for these products will continue or grow as we have anticipated;
- Our new products will be successfully or timely qualified with our customers by meeting customer performance and quality specifications which must occur before customers will place large product orders; or
- We will achieve high volume production of these new products in a timely manner, if at all.

If we are not successful in timely completion of our new product qualifications and then ramping sales to our key customers, our revenue and results of operations could be adversely impacted. In addition, if the quality of our products is not acceptable to our customers, this could result in customer dissatisfaction, lost revenue and increased warranty and repair costs.

Competition has increased and evolved, and may increasingly intensify, in the tape and disk storage products markets as a result of competitors introducing products based on new technology standards, and merger and acquisition activity, which could materially and adversely affect our business, financial condition and results of operations.

Our disk backup systems compete with product offerings of EMC, Hewlett Packard Co. ("HP"), International Business Machines ("IBM") and NetApp, Inc. A number of our competitors also license technology from competing start-up companies such as FalconStor Software, Inc. and Sepaton Inc. These competitors are aggressively trying to advance and develop new technologies and products to compete against our technologies and products, and we face the risk that customers could choose competitor products over ours due to these features and technologies. Competition in the disk backup systems market, including deduplication and replication technologies, is characterized by technological innovation and advancement. As a result of competition and new technology standards, our sales or gross margins for disk backup systems could decline, which could materially and adversely affect our business, financial condition and results of operations.

Our tape automation products compete with product offerings of Dell Inc. ("Dell"), HP, IBM and Oracle Corporation ("Oracle"). Increased competition has resulted in decreased prices for entry-level tape automation products and more product offerings by our competitors that incorporate new features and technologies. We face risks that customers could choose competitor products over ours due to these features and technologies. If competition further intensifies, or if industry consolidation occurs, our sales and gross margins for tape automation systems could decline, which could materially and adversely affect our business, financial condition and results of operations.

Our tape drive business competes with companies that develop, manufacture, market and sell tape drive and tape automation products. The principal competitors for our tape drive products include HP and IBM. These competitors are aggressively trying to advance and develop new technologies and products to compete against our technologies and products. This intense competition, and additional factors, such as the possibility of further industry consolidation, has resulted in decreased prices of tape drives and increasingly commoditized products. Our response has been to manage our tape drive business at the material margin level and we have chosen not to compete for sales in intense price-based situations. Our focus has shifted to higher margin opportunities in other product lines. Although revenue from tape drives has decreased in recent years, our material margins have remained relatively stable over this period. We face risk of reduced shipments of our tape drive products, and could have reduced margins on these products, which could materially and adversely impact our business, financial condition and results of operations.

Additionally, the competitive landscape continues to change due to merger and acquisition activity in the storage industry, such as the purchase of Sun by Oracle Corporation and the acquisition of Data Domain by EMC. Transactions such as these may impact us in a number of ways. For instance, they could result in:

- Smaller number of competitors having greater resources and becoming more competitive with us;
- Companies that we have not historically competed against entering into one or more of our primary markets and increasing competition in that market(s); and
- Customers that are also competitors becoming more competitive with us and/or reducing their purchase of our products.

These transactions also create uncertainty and disruption in the market, given that it is often unknown whether a pending transaction will be completed, the timing of such a transaction, and its degree of impact. Given these factors and others, such merger and acquisition activity may materially and adversely impact our business, financial condition and results of operations.

If we do not successfully manage the changes that we have made and may continue to make to our infrastructure and management, our business could be disrupted, and that could adversely impact our results of operations and financial condition.

Managing change is an important focus for us. In recent years, we have implemented several significant initiatives involving our sales and marketing, engineering and operations organizations, aimed at increasing our efficiency and better aligning these groups with our corporate strategy. In addition, we have reduced headcount to streamline and consolidate our supporting functions as appropriate following past acquisitions and in response to market or competitive conditions. Our inability to successfully manage the changes that we implement, and detect and address issues as they arise could disrupt our business and adversely impact our results of operations and financial condition.

We derive the majority of our revenue from products incorporating tape technology. If competition from new or alternative storage technologies continues or increases, our business, financial condition and operating results could be materially and adversely affected.

We derive the majority of our revenue from products that incorporate some form of tape technology and we expect to continue to derive a majority of our revenue from these products for the foreseeable future. As a result, our future operating results depend in significant part on the continued market acceptance of products employing tape drive technology. Our tape products, including tape drives and automation systems, are increasingly challenged by products using hard disk drive technology, such as VTL, standard disk arrays and NAS. If disk backup products gain comparable or superior market acceptance, or their costs decline far more rapidly than tape drive and media costs, the competition resulting from these products would increase as our tape customers migrate toward them.

We are working to address this risk through our own targeted investment in disk products and other alternative technologies, but these markets are characterized by rapid innovation, evolving customer demands and strong competition, including competition with several companies who are also significant customers. If we are not successful in our efforts, our business, financial condition and operating results could be materially and adversely affected.

We continue to face risks related to the economic crisis.

The economic crisis in the U.S. and global financial markets had and may continue to have a material and adverse impact on our business and our financial condition. Uncertainty about economic conditions always poses a risk as businesses may further reduce or postpone spending in response to tighter credit, negative financial news and declines in income or asset values. In addition, economic conditions over the past year have resulted in the reduced credit worthiness and bankruptcies of certain customers and increased our potential exposure to bad debt, and a global disruption in the credit markets, which continues to affect consumers' and businesses' efforts to obtain credit. These factors have had a material negative effect on our business and the demand for our products, the initial impact of which was reflected in our results for the second quarter of fiscal 2009. In addition, our ability to access capital markets may be restricted which could have an impact on our ability to react to changing economic and business conditions. Another global economic crisis like the one that we recently experienced would materially adversely affect our results of operations and financial condition. For additional information regarding the impact of current economic conditions on our results of operations and financial condition, refer to Item 2 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

A large percentage of our sales come from a few customers, some of which are also competitors, and these customers generally have no minimum or long-term purchase commitments. The loss of, or a significant reduction in demand from, one or more key customers could materially and adversely affect our business, financial condition and operating results.

Our sales have been and continue to be concentrated among a few customers. Sales to our top five customers in fiscal 2010 represented 37% of total revenue. This sales concentration does not include revenues from sales of our media that our licensees sold to these customers, for which we earn royalty revenue. Furthermore, customers are not obligated to purchase any minimum product volume and our relationships with our customers are terminable at will. As an example, in fiscal 2010, sales to Dell contributed approximately 13% of our revenue, a decline from prior years. If we experience further declines in revenue from Dell or any of our other large customers, we could be materially and adversely affected. In addition, certain of our large customers are also our competitors, and such customers could decide to reduce or terminate their purchases of our products for competitive reasons. Merger and acquisition activity, such as the purchase of Data Domain by EMC, could increase the risk that large customers reduce or terminate their purchases of our products.

Many of our tape and disk products are primarily incorporated into larger storage systems or solutions that are marketed and sold to end users by our large OEM customers as well as our value added resellers, channel partners and other distributors. Because of this, we have limited market access to these end users, limiting our ability to reach and influence their purchasing decisions. These market conditions further our reliance on these OEM and other large customers. Thus if they were to significantly reduce, cancel or delay their orders with us, our results of operations could be materially and adversely affected.

If our products fail to meet our or our customers' specifications for quality and reliability, our results of operations may be adversely impacted and our competitive position may suffer.

Although we place great emphasis on product quality, we may from time to time experience problems with the performance of our products, which could result in one or more of the following:

- Increased costs related to fulfillment of our warranty obligations;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- Focused failure analysis causing distraction of the sales, operations and management teams; or
- The loss of reputation in the market and customer goodwill.

These factors could cause our business, financial condition and results of operations to be materially and adversely affected.

We have significant indebtedness, which has substantial debt service obligations and operating and financial covenants that constrain our ability to operate our business. Unless we are able to generate sufficient cash flows from operations to meet these debt obligations, our business, financial condition and operating results could be materially and adversely affected.

In connection with our acquisition of Advanced Digital Information Corporation in August 2006, we incurred significant indebtedness and increased interest expense obligations. As of March 31, 2010, the total amount outstanding under the Credit Suisse senior secured credit agreement ("CS credit agreement") was $186.1 million. In addition, in connection with our efforts to refinance our convertible subordinated notes, we have incurred $121.7 million in additional subordinated long-term debt with EMC International Company that has a higher coupon interest rate. Our level of indebtedness presents significant risks to investors, both in terms of the constraints that it places on our ability to operate our business and because of the possibility that we may not generate sufficient cash to pay the principal and interest on our indebtedness as it becomes due.

The significance of our substantial debt could have important consequences, such as:

- Requiring that we dedicate a significant portion of our cash flow from operations and other capital resources to debt service, thereby reducing our ability to fund working capital, capital expenditures, research and development and other cash requirements;
- Making it more difficult or impossible for us to make payments on other indebtedness or obligations;
- Increasing our vulnerability to adverse economic and industry conditions;
- Limiting our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete, such as limiting our ability to engage in mergers and acquisitions activity, which may place us at a competitive disadvantage; and
- Limiting our ability to incur additional debt on acceptable terms, if at all.

In addition, there is a risk that we may not be able to repay our debt obligations as they become due. We incurred significant losses from fiscal 2002 through fiscal 2009. Our ability to meet our debt service obligations and fund our working capital, capital expenditures, acquisitions, research and development and other general corporate needs depends upon our ability to generate sufficient cash flow from operations. We cannot provide assurance that we will generate sufficient cash flow from operations to service these debt obligations, or that future borrowings or equity financing will be available to us on commercially reasonable terms, or at all, or available in an amount sufficient to enable us to pay our debt obligations or fund our other liquidity needs. Unless we are able to maintain our cash flows from operations we may not generate sufficient cash flow to service our debt obligations, which would require that we reduce or delay capital expenditures and/or sell assets, thereby affecting our ability to remain competitive and materially and adversely affecting our business. Such a failure to repay our debt obligations when due would result in default under our loan agreements, which would give our lenders the right to seize all of our assets. Any such inability to meet our debt obligations could therefore have a material and adverse effect on our business, financial condition and results of operations.

Our Credit Suisse credit agreement contains various covenants that limit our discretion in the operation of our business, which could have a materially adverse effect on our business, financial condition and results of operations.

Our CS credit agreement contains numerous restrictive covenants that require us to comply with and maintain certain financial tests and ratios, as well as restrict our ability to:

- Incur debt;
- Incur liens;
- Make acquisitions of businesses or entities or sell certain assets;
- Make investments, including loans, guarantees and advances;
- Make capital expenditures beyond a certain threshold;
- Engage in transactions with affiliates;
- Pay dividends or engage in stock repurchases; and
- Enter into certain restrictive agreements.

Our ability to comply with covenants contained in our credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. In prior years, we violated certain financial covenants under a prior credit agreement and received waivers or amendments for such violations. Even if we are able to comply with all covenants, the restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Our CS credit agreement is secured by a pledge of all of our assets. If we were to default under our CS credit agreement and were unable to obtain a waiver for such a default, the lenders would have a right to foreclose on our assets in order to satisfy our obligations under the CS credit agreement. Any such action on the part of the lenders against us could have a materially adverse impact on our business, financial condition and results of operations.

Our tape media royalties, branded software and OEM DXi software revenues are relatively profitable and can significantly impact total company profitability. A significant decline in royalty, branded software or OEM DXi software revenues could materially and adversely affect our business, financial condition and operating results.

Our tape media royalty revenues depend on many factors, including the following:

- The size of the installed base of tape drives that use our tape cartridges;
- The performance of our strategic licensing partners, which sell tape media cartridges;
- The relative growth in units of newer tape drive products, since the associated media cartridges typically sell at higher prices than the media cartridges associated with older tape drive products;
- The media consumption habits and rates of end users;
- The pattern of tape drive retirements; and
- The level of channel inventories.

To the extent that our media royalties depend upon royalty rates and the quantity of media consumed by the installed base of our tape drives, reduced royalty rates, or a reduced installed tape drive base, would result in further reductions in our media royalty revenue. This could materially and adversely affect our business, financial condition and results of operations.

Our branded software revenues are also dependent on many factors, including the success of competitive offerings, our ability to execute on our product roadmap and our effectiveness at marketing and selling our branded software solutions directly or through our channel partners.

Our OEM DXi software revenues also depend on many factors, including the success of competitive offerings, our ability to execute on our product roadmap with our OEM DXi software partners, the effort our OEM DXi software partners put into marketing and selling the resulting products, the market acceptance of the resulting products and changes in the competitive landscape such as that which occurred with EMC's purchase of Data Domain. Our relationship with EMC changed from partner to competitor in deduplication as a result of their acquisition of Data Domain. Following this acquisition, our OEM DXi software revenue has significantly declined, which has negatively impacted our results.

We have taken considerable steps towards reducing our cost structure and may take further cost reduction actions. The steps we have taken and may take in the future may not reduce our cost structure to a level appropriate in relation to our future sales and therefore, these anticipated cost reductions may be insufficient to result in consistent profitability.

In the last several years, we have recorded significant restructuring charges and made cash payments in order to reduce our cost of sales and operating expenses to rationalize our operations following past acquisitions and in response to adverse economic, industry and competitive conditions. We may take future steps to further reduce our operating costs, including those we undertook recently, as described below in "Results of Operations" within Item 2 "Management's Discussion and Analysis." These steps and additional future restructurings in response to rationalization of operations following strategic decisions, adverse changes in our business or industry or future acquisitions may require us to make cash payments that, if large enough, could materially and adversely affect our liquidity. We may be unable to reduce our cost of sales and operating expenses at a rate and to a level consistent with a future potential adverse sales environment, which may adversely affect our business, financial condition and operating results.

Our inability to attract and retain skilled employees could adversely impact our business.

We may be subject to increased turnover in our employee base or the inability to fill open headcount requisitions due to concerns about our operational performance, capital structure, competition or other factors. In addition, we may rely on the performance of employees whose skill sets are not sufficiently developed enough to completely realize the expected fulfillment of their job responsibilities. Either of these situations could impair or delay our ability to realize operational and strategic objectives and cause increased expenses and lost sales opportunities.

Economic or other business factors may lead us to further write down the carrying amount of our goodwill or long-lived assets, such as the $339 million goodwill impairment charge taken in fiscal 2009, which could have a material and adverse effect on our results of operations.

We evaluate our goodwill for impairment annually during the fourth quarter of our fiscal year, or more frequently when indicators of impairment are present. Long-lived assets are reviewed for impairment whenever events or circumstances indicate impairment might exist. We continue to monitor relevant market and economic conditions, including the price of our stock, and perform appropriate impairment reviews when conditions deteriorate such that we believe the value of our goodwill could be further impaired or an impairment exists in our long-lived assets. It is possible that conditions may worsen due to economic or other factors that affect our business, resulting in the need to write down the carrying amount of our goodwill or long-lived assets to fair value at the time of such assessment. As a result, our operating results could be materially and adversely affected.

Third party intellectual property infringement claims could result in substantial liability and significant costs, and, as a result, our business, financial condition and operating results may be materially and adversely affected.

From time to time, third parties allege our infringement of and need for a license under their patented or other proprietary technology. While we currently believe the amount of ultimate liability, if any, with respect to any such actions will not materially affect our financial position, results of operations or liquidity, the ultimate outcome of any license discussion or litigation is uncertain. Adverse resolution of any third party infringement claim could subject us to substantial liabilities and require us to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome. As a result, our business, financial condition and operating results could be materially and adversely affected.

In addition, certain products or technologies acquired or developed by us may include so-called "open source" software. Open source software is typically licensed for use at no initial charge. Certain open source software licenses, however, require users of the open source software to license to others any software that is based on, incorporates or interacts with, the open source software under the terms of the open source license. Although we endeavor to comply fully with such requirements, third parties could claim that we are required to license larger portions of our software than we believe we are required to license under open source software licenses. If such claims were successful, they could adversely impact our competitive position and financial results by providing our competitors with access to sensitive information that may help them develop competitive products. In addition, our use of open source software may harm our business and subject us to intellectual property claims, litigation or proceedings in the future because:

- Open source license terms may be ambiguous and may subject us to unanticipated obligations regarding our products, technologies and intellectual property;
- Open source software generally cannot be protected under trade secret law; and
- It may be difficult for us to accurately determine the origin of the open source code and whether the open source software infringes, misappropriates or violates third party intellectual property or other rights.

As a result of our global manufacturing and sales operations, we are subject to a variety of risks that are unique to businesses with international operations of a similar scope, any of which could, individually or in the aggregate have a material adverse effect on our business.

A significant portion of our manufacturing and sales operations and supply chain occurs in countries other than the U.S. We also have sales outside the U.S. We utilize contract manufacturers to produce certain of our products and have suppliers for various components, several of which have operations located in foreign countries including China, Hungary, Japan, Malaysia, Mexico, Singapore and Taiwan. Because of these operations, we are subject to a number of risks including:

- Shortages in component parts and raw materials;
- Import and export and trade regulation changes that could erode our profit margins or restrict our ability to transport our products;
- The burden and cost of complying with foreign and U.S. laws governing corporate conduct outside the U.S.;
- Adverse movement of foreign currencies against the U.S. dollar (the currency in which our results are reported) and global economic conditions generally;
- Inflexible employee contracts and employment laws that may make it difficult to terminate or change the compensation structure for employees in some foreign countries in the event of business downturns;
- Potential restrictions on the transfer of funds between countries;
- Political, military, social and infrastructure risks, especially in emerging or developing economies;
- Import and export duties and value-added taxes; and
- Natural disasters, including earthquakes, typhoons and tsunamis.

Any or all of these risks could have a material adverse effect on our business.

Our quarterly operating results could fluctuate significantly, and past quarterly operating results should not be used to predict future performance.

Our quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. As a result, our quarterly operating results should not be used to predict future performance. Quarterly operating results could be materially and adversely affected by a number of factors, including, but not limited to:

- Failure to complete shipments in the last month of a quarter during which a substantial portion of our products are typically shipped;
- Customers canceling, reducing, deferring or rescheduling significant orders as a result of excess inventory levels, weak economic conditions or other factors;
- Declines in royalty revenues;
- Product development and ramp cycles and product performance or quality issues;
- Poor execution of and performance against expected sales and marketing plans and strategies;
- Reduced demand from our OEM customers; and
- Increased competition.

If we fail to meet our projected quarterly results, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to protect our intellectual property or if others use our proprietary technology without authorization, our competitive position may suffer.

Our future success and ability to compete depends in part on our proprietary technology. We rely on a combination of copyright, patent, trademark, and trade secrets laws and nondisclosure agreements to establish and protect our proprietary technology. As of March 31, 2010, we held 504 U.S. patents and had 96 U.S. patent applications pending. However, we cannot provide assurance that patents will be issued with respect to pending or future patent applications that we have filed or plan to file or that our patents will be upheld as valid or will prevent the development of competitive products or that any actions we have taken will adequately protect our intellectual property rights. We generally enter into confidentiality agreements with our employees, consultants, customers, potential customers and others as required, in which we strictly limit access to, and distribution of, our software, and further limit the disclosure and use of our proprietary information.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Enforcing our intellectual property rights can sometimes only be accomplished through the use of litigation, such as in the litigation with Riverbed Technology, Inc. settled in fiscal 2009. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S.

Because we may order components from suppliers in advance of receipt of customer orders for our products which include these components, we could face a material inventory risk, which could have a material and adverse effect on our results of operations and cash flows.

Although we use third parties to manufacture certain of our products, we also manufacture products in-house. Managing our in-house manufacturing capabilities presents a number of risks that could materially and adversely affect our financial condition. For instance, as part of our component planning, we place orders with or pay certain suppliers for components in advance of receipt of customer orders. We occasionally enter into negotiated orders with vendors early in the manufacturing process of our storage products to ensure that we have sufficient components for our new products to meet anticipated customer demand. Because the design and manufacturing process for these components is complicated, it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since supply orders are generally based on forecasts of customer orders rather than actual customer orders. In addition, in some cases, we make non-cancelable order commitments to our suppliers for work-in-progress, supplier's finished goods, custom sub-assemblies, discontinued (end-of-life) components and Quantum-unique raw materials that are necessary to meet our lead times for finished goods. If we cannot change or be released from supply orders, we could incur costs from the purchase of unusable components, either due to a delay in the production of the components or other supplies or as a result of inaccurately predicting supply orders in advance of customer orders. Many of these same risks exist with our third party contract manufacturing partners. Our business and operating results could be materially and adversely affected as a result of these increased costs.

Some of our manufacturing, component production and service repair is outsourced to third party contract manufacturers, component suppliers and service providers. If we cannot obtain products, parts and services from these third parties in a cost effective and timely manner that meets our customers' expectations, this could materially and adversely impact our business, financial condition and results of operations.

Many aspects of our supply chain and operational results are dependent on the performance of third party business partners. We face a number of risks as a result of these relationships, including, among others:

- *Sole source of product supply*
  In many cases, our business partner may be the sole source of supply for the products or parts they manufacture, or the services they provide, for us. Because we are relying on one supplier, we are at greater risk of experiencing shortages, reduced production capacity or other delays in customer deliveries that could result in customer dissatisfaction, lost sales and increased expenses, which could materially damage customer relationships and result in lost revenue.
- *Cost and purchase commitments*
  We may not be able to control the costs we would be required to pay our business partners for the products they manufacture for us or the services they provide to us. They procure inventory to build our products based upon a forecast of customer demand that we provide. We could be responsible for the financial impact on the contract manufacturer, supplier or service provider of any reduction or product mix shift in the forecast relative to materials that they had already purchased under a prior forecast. Such a variance in forecasted demand could require us to pay them for finished goods in excess of current customer demand or for excess or obsolete inventory and generally incur higher costs. As a result, we could experience reduced gross margins and larger operating losses based on these purchase commitments. With respect to service providers, although we have contracts for most of our third party repair service vendors, the contract period may not be the same as the underlying service contract with our customer. In such cases, we face risks that the third party service provider may increase the cost of providing services over subsequent periods.

- *Financial condition and stability*
  Our third party business partners may suffer adverse financial or operational results or may be negatively impacted by the current economic climate. Therefore, we may face interruptions in the supply of product components or service as a result of financial instability within our supply chain. We could suffer production downtime or increased costs to procure alternate products or services as a result of the possible inadequate financial condition of one or more of our business partners.
- *Quality and supplier conduct*
  We have limited control over the quality of products and components produced and services provided by our supply chain business partners. Therefore, the quality of the products, parts or services may not be acceptable to our customers and could result in customer dissatisfaction, lost revenue and increased warranty costs. In addition, we have limited control over the manner in which our business partners conduct their business. Sub-tier suppliers selected by the primary third party could have process control issues or could select components with latent defects that manifest over a longer period of time. Therefore, we may face negative consequences or publicity as a result of a third party's failure to comply with applicable compliance, trade, environmental or employment regulations.

Any or all of these risks could have a material adverse effect on our business. In the past we have successfully transitioned products or component supply from one supplier to another existing supplier of different products, but there is no guarantee of our continued ability to do so.

We do not control licensee sales of tape media cartridges. To the extent that our royalty revenue is dependent on the volumes of cartridges sold by our licensees, should these licensees significantly sell fewer media products, such decreased volumes could lower our royalty revenue, which could materially and adversely affect our business, financial condition, and operating results.

We receive a royalty fee based on tape media cartridges sold by Fujifilm Corporation, Imation Corporation, Hitachi Maxell, Limited, Sony Corporation and TDK Corporation. Under our license agreements with these companies, each of the licensees determines the pricing and number of units of tape media cartridges that it sells. Our royalty revenue varies depending on the level of sales of the various media cartridge offerings sold by the licensees. If licensees sell significantly fewer tape media cartridges, our royalty revenue would decrease, which could materially and adversely affect our financial condition and operating results.

In addition, lower prices set by licensees could require us to lower our prices on direct sales of tape media cartridges, which could reduce our revenue and margins on these products beyond anticipated decreases. As a result, lower prices on our tape media cartridges could reduce media revenue, which could materially and adversely affect our financial condition and operating results.

Our stock price could become more volatile if certain institutional investors were to increase or decrease the number of shares they own. In addition, there are other factors and events that could affect the trading prices of our common stock.

Five institutional investors owned approximately 30% of our common stock as of March 31, 2010. If any or all of these investors were to decide to purchase significant additional shares or to sell significant or all of the common shares they currently own, that may cause our stock price to be more volatile. For example, there have been instances in the past where a shareholder with a significant equity position began to sell shares, putting downward pressure on our stock price for the duration of their selling activity. In these situations, selling pressure outweighed buying demand and our stock price declined. This situation has occurred due to our stock price falling below institutional investors' price thresholds and our volatility increasing beyond investors' volatility parameters causing even greater sell pressure.

Trading prices of our common stock may fluctuate in response to a number of other events and factors, such as:

- General economic conditions;
- Changes in interest rates;
- Fluctuations in the stock market in general and market prices for technology companies in particular;
- Quarterly variations in our operating results;
- New products, services, innovations and strategic developments by our competitors or us, or business combinations and investments by our competitors or us;
- Changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- Changes in our capital structure, including issuance of additional debt or equity to the public; and
- Strategic acquisitions.

Any of these events and factors may cause our stock price to rise or fall and may adversely affect our business and financing opportunities.

Our design and production processes are subject to safety and environmental regulations which could lead to increased costs, or otherwise adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and regulations relating to, among other things, the use, storage, discharge and disposal of materials and substances used in our facilities and manufacturing processes as well as the safety of our employees and the public. Directives first introduced in the European Union impose a "take back" obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment and restrict the use of certain potentially hazardous materials, including lead and some flame retardants, in electronic products and components. Other jurisdictions in the U.S. and internationally have since introduced similar requirements, and we anticipate that future regulations might further restrict allowable materials in our products, require the establishment of additional recycling or take back programs or mandate the measurement and reduction of carbon emissions into the environment. We have implemented procedures and will likely continue to introduce new processes to comply with current and future safety and environmental legislation. However, measures taken now or in the future to comply with such legislation may adversely affect our manufacturing or personnel costs or product sales by requiring us to acquire costly equipment or materials, redesign production processes or to incur other significant expenses in adapting our manufacturing programs or waste disposal and emission management processes. Furthermore, safety or environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, or the suspension of affected operations, which could have an adverse effect on our business, financial condition and results of operations.

We are subject to many laws and regulations, and violation of or changes in those requirements could materially and adversely affect our business.

We are subject to numerous U.S. and international laws regarding corporate conduct, fair competition, preventing corruption and import and export practices, including requirements applicable to U.S. government contractors. While we maintain a rigorous corporate ethics and compliance program, we may be subject to increased regulatory scrutiny, significant monetary fines or penalties, suspension of business opportunities or loss of jurisdictional operating rights as a result of any failure to comply with those requirements. We may also be exposed to potential liability resulting from our business partners' violation of these requirements. In addition, U.S. regulatory agencies have recently introduced new enforcement efforts that may proactively seek conduct-related information from companies operating in certain targeted industries or locations, without regard for whether potential violations have been identified. If we were to receive such an information request, we may incur increased personnel and legal costs in order to adequately review and respond to the request. Further our U.S. and international business models are based on currently applicable regulatory requirements and exceptions. Changes in those requirements or exceptions could necessitate changes to our business model. Any of these consequences could materially and adversely impact our business and operating results.

We may be sued by our customers as a result of failures in our products.

We face potential liability for performance problems of our products because our end users employ our storage technologies for the storage and backup of important data and to satisfy regulatory requirements. Although we maintain technology errors and omissions insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business.

In addition, we could potentially face claims for product liability from our customers if our products cause property damage or bodily injury. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability or accrual of litigation costs that is not covered by insurance or is in excess of our insurance coverage could harm our business.

We must maintain appropriate levels of service parts inventories. If we do not have sufficient service parts inventories, we may experience increased levels of customer dissatisfaction. If we hold excessive service parts inventories, we may incur financial losses.

We maintain levels of service parts inventories to satisfy future warranty obligations and also to earn service revenue by providing enhanced and extended warranty and repair service during and beyond the warranty period. We estimate the required amount of service parts inventories based on historical usage and forecasts of future warranty requirements, including estimates of failure rates and costs to repair, and out of warranty revenue. Given the significant levels of judgment inherently involved in the process, we cannot provide assurance that we will be able to maintain appropriate levels of service parts inventories to satisfy customer needs and to avoid financial losses from excess service parts inventories. If we are unable to maintain appropriate levels of service parts inventories, our business, financial condition and results of operations may be materially and adversely impacted.

Because we rely heavily on distributors and other resellers to market and sell our products, if one or more distributors were to experience a significant deterioration in its financial condition or its relationship with us, this could disrupt the distribution of our products and reduce our revenue, which could materially and adversely affect our business, financial condition and operating results.

In certain product and geographic segments we heavily utilize distributors and value added resellers to perform the functions necessary to market and sell our products. To fulfill this role, the distributor must maintain an acceptable level of financial stability, creditworthiness and the ability to successfully manage business relationships with the customers it serves directly. Under our distributor agreements with these companies, each of the distributors determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to its customers. If the distributor is unable to perform in an acceptable manner, we may be required to reduce the amount of sales of our product to the distributor or terminate the relationship. We may also incur financial losses for product returns from distributors or for the failure or refusal of distributors to pay obligations owed to us. Either scenario could result in fewer of our products being available to the affected market segments, reduced levels of customer satisfaction and/or increased expenses, which could in turn have a material and adverse impact on our business, results of operations and financial condition.

From time to time we make acquisitions. The failure to successfully integrate future acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and may make acquisitions in the future subject to certain debt covenants. We may also make significant investments in complementary companies, products or technologies. If we fail to successfully integrate such acquisitions or significant investments, it could harm our business, financial condition and operating results. Risks that we may face in our efforts to integrate any recent or future acquisitions include, among others:

- Failure to realize anticipated savings and benefits from the acquisition;
- Difficulties in assimilating and retaining employees;
- Potential incompatibility of business cultures;
- Coordinating geographically separate organizations;
- Diversion of management's attention from ongoing business concerns;
- Coordinating infrastructure operations in a rapid and efficient manner;
- The potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
- Failure of acquired technology or products to provide anticipated revenue or margin contribution;
- Insufficient revenues to offset increased expenses associated with the acquisition;
- Costs and delays in implementing or integrating common systems and procedures;
- Reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
- Impairment of existing customer, supplier and strategic relationships of either company;
- Insufficient cash flows from operations to fund the working capital and investment requirements;
- Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- The possibility that we may not receive a favorable return on our investment, the original investment may become impaired, and/or we may incur losses from these investments;
- Dissatisfaction or performance problems with the acquired company;
- The assumption of risks of the acquired company that are difficult to quantify, such as litigation;
- The cost associated with the acquisition; and
- Assumption of unknown liabilities or other unanticipated adverse events or circumstances.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, financial condition and operating results.

If the future outcomes related to the estimates used in recording tax liabilities to various taxing authorities result in higher tax liabilities than estimated, then we would have to record tax charges, which could be material.

We have provided amounts and recorded liabilities for probable and estimable tax adjustments that may be proposed by various taxing authorities in the U.S. and foreign jurisdictions. If events occur that indicate payments of these amounts will be less than estimated, then reversals of these liabilities would create tax benefits being recognized in the periods when we determine the liabilities have reduced. Conversely, if events occur which indicate that payments of these amounts will be greater than estimated, then tax charges and additional liabilities would be recorded. In particular, various foreign jurisdictions could challenge the characterization or transfer pricing of certain intercompany transactions. In the event of an unfavorable outcome of such challenge, there exists the possibility of a material tax charge and adverse impact on the results of operations in the period in which the matter is resolved or an unfavorable outcome becomes probable and estimable.

Certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should we undergo such a change in stock ownership, it would severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges, which could be material.

We are exposed to fluctuations in foreign currency exchange rates, and an adverse change in foreign currency exchange rates relative to our position in such currencies could have a materially adverse impact on our business, financial condition and results of operations.

We do not currently use derivative financial instruments for foreign currency hedging or speculative purposes. To minimize foreign currency exposure, we use foreign currency obligations to match and offset net currency exposures associated with certain assets and liabilities denominated in non-functional currencies. We have used in the past, and may use in the future, foreign currency forward contracts to hedge our exposure to foreign currency exchange rates. To the extent that we have assets or liabilities denominated in a foreign currency that are inadequately hedged or not hedged at all, we may be subject to foreign currency losses, which could be significant.

Our international operations can act as a natural hedge when both operating expenses and sales are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. An increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of that particular foreign currency to equal a specified amount of U.S. dollars than before such rate increase. In such cases, and if we were to price our products and services in that particular foreign currency, we would receive fewer U.S. dollars than we would have received prior to such rate increase for the foreign currency. Likewise, if we were to price our products and services in U.S. dollars while competitors priced their products in a local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in those markets. Such fluctuations in currency exchange rates could materially and adversely affect our business, financial condition and results of operations.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our headquarters are located in San Jose, California. We lease facilities in North America, Europe and Asia Pacific. The following is a summary of the significant locations and primary functions of those facilities as of March 31, 2010:

Location	Function
North America	
San Jose, CA	Corporate headquarters, sales, research and development
Irvine, CA	Administration, sales, service, research and development
Colorado Springs, CO	Operations, service, research and development, administration
Boulder, CO	Research and development
Englewood, CO	Research and development, service and operations
Mendota Heights, MN	Research and development
Richardson, TX	Research and development
Bellevue, WA	Sales and administration
Other North America	Sales, research and development
Europe	
Paris, France	Sales
Munich, Germany	Sales and service
Zurich, Switzerland	Operations and administration
Bracknell, UK	Sales and service
Northampton, UK	Sales and service
Other Europe	Sales, service and administration
Asia Pacific	
Adelaide, Australia	Research and development
Brisbane, Australia	Sales and administration
Shanghai, China	Sales
Hyderabad, India	Research and development
Tokyo, Japan	Sales and media procurement center
Kuala Lumpur, Malaysia	Administration and customer service
Singapore City, Singapore	Sales and distribution
Other Asia Pacific	Sales

ITEM 3. Legal Proceedings

For information regarding legal proceedings, refer to Note 14 “Litigation” to the Consolidated Financial Statements.

ITEM 4. Reserved

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "QTM." As of June 4, 2010, the closing price of our common stock was $2.28 per share. The prices per share reflected in the following table represent the range of high and low sales prices of our common stock for the quarters indicated:

Fiscal 2010	High	Low
First quarter ended June 30, 2009	$1.50	$0.66
Second quarter ended September 30, 2009	1.30	0.79
Third quarter ended December 31, 2009	3.15	1.15
Fourth quarter ended March 31, 2010	3.18	2.18

Fiscal 2009	High	Low
First quarter ended June 30, 2008	$2.55	$1.33
Second quarter ended September 30, 2008	1.95	0.96
Third quarter ended December 31, 2008	1.17	0.09
Fourth quarter ended March 31, 2009	0.94	0.24

Historically, we have not paid cash dividends on our common stock and do not intend to pay dividends in the foreseeable future. Our ability to pay dividends is restricted by the covenants in our Credit Suisse senior secured credit agreement. See "Liquidity and Capital Resources" in Item 7 and Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

As of June 4, 2010, there were 1,568 Quantum stockholders of record, including the Depository Trust Company, which holds shares of Quantum common stock on behalf of an indeterminate number of beneficial owners.

The information required by this item regarding equity compensation plans is provided in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Performance Graph

The following graph compares the cumulative total return to stockholders of Quantum common stock at March 31, 2010 for the period since March 31, 2005 to the cumulative total return over such period of (i) the NASDAQ Composite Index, and (ii) the S & P Computer Storage & Peripherals Index. The graph assumes the investment of $100 on March 31, 2005 in our common stock and in each of the indices listed on the graph and reflects the change in the market price of our common stock relative to the changes in the noted indices at March 31, 2006, March 31, 2007, March 31, 2008, March 21, 2009 and March 31, 2010. The performance shown below is based on historical data and is not indicative of, nor intended to forecast, future price performance of our common stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Quantum Corporation, The NASDAQ Composite Index
And The S&P Computer Storage & Peripherals Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
3/05
3/06
3/07
3/08
3/09
3/10
Quantum Corporation
NASDAQ Composite
S&P Computer Storage & Peripherals

*$100 invested on 3/31/05 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

ITEM 6. Selected Financial Data

This summary of selected consolidated financial information of Quantum for fiscal 2006 to 2010 should be read along with our Consolidated Financial Statements contained in this Annual Report on Form 10-K. We have acquired companies in addition to certain other items that affect the comparability of the selected financial information as described below.

Acquisitions

On August 22, 2006, we completed the acquisition of Advanced Digital Information Corporation ("ADIC"). The selected information below includes the results of operations of our acquisition from the acquisition date.

Other Items

We had a $12.9 million gain on debt extinguishment, net of costs in fiscal 2010. Fiscal 2009 results included $11.0 million of royalty revenue from a legal settlement and a $339.0 million goodwill impairment charge. We had a $12.6 million loss on debt extinguishment, net of costs in fiscal 2008. The results of operations for fiscal 2007 included $14.7 million of purchased in-process research and development in connection with the acquisition of ADIC. The results of operations for fiscal 2006 included loss on settlement charges from two legal settlements totaling $20.5 million.

(In thousands, except per-share data)	For the year ended March 31, 2010	2009	2008	2007	2006
Statement of Operations Data:					
Total revenue	$681,427	$ 808,972	$975,702	$1,016,174	$834,287
Total cost of revenue	401,390	504,658	656,598	722,789	602,359
Gross margin	280,037	304,314	319,104	293,385	231,928
Income (loss) from operations	29,309	(329,925)	(8,097)	(27,154)	(41,481)
Net income (loss)	16,634	(358,264)	(60,234)	(64,094)	(41,479)
Basic net income (loss) share	0.08	(1.71)	(0.30)	(0.33)	(0.23)
Diluted net income (loss) per share	0.02	(1.71)	(0.30)	(0.33)	(0.23)

	As of March 31, 2010	2009	2008	2007	2006
Balance Sheet Data:					
Total assets	$504,143	$549,369	$1,065,725	$1,125,829	$663,344
Short-term debt	23,983	4,000	4,000	25,000	—
Long-term debt	305,899	404,000	496,000	497,500	160,000

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of distributors, value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange under the symbol "QTM."

We offer a comprehensive range of solutions in the data storage market providing performance and value to organizations of all sizes. We believe our combination of expertise, innovation and platform independence allows us to solve customers' data protection and retention issues more easily, effectively and securely. In addition, we have the global scale and scope to support our worldwide customer base. As a pioneer in disk-based data protection, we have a broad portfolio of disk backup solutions featuring deduplication and replication technology. We have products spanning from entry-level autoloaders to enterprise libraries and are a major supplier of tape drives and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. We offer a full range of service with support available in more than 100 countries.

Business

We earn our revenue from the sale of products, systems and services through our sales force and an array of channel partners to reach end user customers, which range in size from small businesses and satellite offices to government agencies and large, multinational corporations. Our products are sold under both the Quantum brand name and the names of various OEM customers. We face a variety of challenges and opportunities in responding to the competitive dynamics of the technology market which is characterized by rapid change, evolving customer demands and strong competition, including competition with several companies who are also significant customers.

We offer a comprehensive range of solutions in the data storage market, providing performance and value to organizations of all sizes. We have a broad portfolio of disk backup solutions, tape libraries, autoloaders, tape drives and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. We also feature software options with products that provide disk and tape integration capabilities with our core deduplication and replication technologies. In addition, our service offerings include a broad range of coverage options to provide the level of support for the widest possible range of information technology ("IT") environments, with service available in more than 100 countries.

For fiscal 2010 we identified the following key objectives to enable us to improve our operating results:

- Building out our edge-to-core product and solutions portfolio;
- Articulating and communicating our edge-to-core vision to customers and end users;
- Executing our go-to-market model to improve our alignment with our channel partners and
- Completing a capital structure solution to address our convertible debt refinancing requirement.

We worked through a series of significant changes during fiscal 2010, including a challenging economic environment, an altered relationship with EMC, the pressures of a constrained debt market as well as market transitions. Throughout these changes, we continued to focus on executing our business strategy, leading to a significantly improved business model with growth opportunities. We introduced a number of new products which expanded our edge-to-core product and solutions portfolio. In addition, by building out our portfolio we were able to better demonstrate edge-to-core solutions that we had been communicating to customers and end users.

Although the environment for IT spending, including storage, improved during fiscal 2010, there is still an atmosphere of caution. For example, storage projects continue to be highly scrutinized within companies and there were difficulties with deals progressing through customers' approval processes resulting in reduced and delayed sales this fiscal year. However, there was measurable improvement in the storage purchasing environment during the second half of fiscal 2010. IT budgets were more available, channel inventories began to replenish and, as a result, the industry had modest growth.

Our results this fiscal year also demonstrated our ability to deliver operating profit regardless of whether we have significant revenue from OEM DXi™ software, as we did in the first half of fiscal 2010, or do not have significant OEM DXi software revenue, as was the case the second half of the fiscal year. We believe we have the foundation from which we can grow the company and improve our overall performance as we continue to launch new products.

As of July 1, 2009, we completed a capital structure solution which addressed the requirement that at least $135.0 million of our convertible subordinated debt ("the notes") be refinanced by February 2010 under our senior secured credit agreement with Credit Suisse ("CS credit agreement"). We are no longer at risk of acceleration of the maturity date related to this refinancing requirement. We reduced our overall debt level by $16.2 million in connection with this capital structure solution.

As noted above, building out our edge-to-core product and solutions portfolio was a key objective and we launched a number of critical new products during fiscal 2010 to expand our growth platform for disk backup systems and software solutions centered on deduplication and replication. Industry data indicates the market for target-based deduplication systems is growing substantially despite the cautious economic environment, and we believe we are well positioned to capitalize on this opportunity. During fiscal 2010, new products and enhancements introduced included the NAS-based DXi6500 family, disk backup appliances with advanced data deduplication technology targeted to meet the needs of midrange customers. The DXi6500 family consists of five preconfigured appliance models and has been designed to be simple for customers and end users to order, deploy, operate and manage while providing the advantages of data deduplication. We believe the DXi6500 family is an ideal offering for the independent channel and will provide us incremental opportunities.

We continue to provide enterprise disk solutions in the growing target-based deduplication systems market. Our current DXi results are dominated by the DXi7500 appliance in a VTL implementation, and we believe there are additional opportunities in this market. We plan to expand and further improve our product line of disk solutions for the enterprise market to deliver edge-to-core solutions for end user customers and increase our revenue.

Although deduplication disk systems are rapidly becoming the standard for backup and fast recovery of archive data, automated tape continues to hold a strong role in the data preservation hierarchy. We view our tape automation systems business as a mature segment of storage solutions and have worked to improve our branded sales productivity and decrease our manufacturing cost structure for these products. We continue to manage our tape business in a manner that recognizes the mature nature of tape technology. During fiscal 2010, we released products and upgrades that we expect will deliver incremental revenue growth opportunities in the near term due to our strength in this market, including an encryption solution and the Scalar® i40 and Scalar i80 tape automation libraries that were designed to provide small and medium businesses and distributed data centers with more storage capacity, room for continued growth and simplified system management. In addition, we were the first company to introduce LTO-5 technology-based solutions. LTO-5 tape drives nearly double capacity and increase transfer rates by up to 15 percent over LTO-4 technology in addition to enabling media partitioning functionality. We believe these innovations, along with native encryption, enhance tape's role in providing long-term data retention, archiving and disaster recovery as an integral component of a broader tiered storage strategy.

In April 2010, we announced a new enterprise tape library, the Scalar i6000, designed to meet the challenges of high data growth while facilitating tape consolidation in tiered storage environments. The Scalar i6000 provides a significant increase in capacity, high availability and enhanced security over the previous generation enterprise library and incorporates the company's next-generation iLayer software. This combination of enhanced capabilities and intelligence provides enterprise customers with a long-term archive and data retention solution optimized for the evolving role of tape in data protection.

Also in April 2010, we released version 4.0 of the Quantum Vision™ software, which supports a tiered storage strategy by enhancing centralized monitoring and reporting of Scalar tape libraries and DXi-Series disk backup and deduplication products.

In May 2010, we released the DXi4500 family of products comprised of two turnkey disk backup appliances designed to work with the leading backup software packages to provide non-disruptive deduplication for small and medium-size businesses and remote offices to simply and cost-effectively address their backup needs. Both DXi4500 models are bundled with DXi software to support backup, including in VMware environments, deduplication and replication. In addition, the DXi4500 products are optimized for sales through channel partners.

We anticipate these recently introduced product offerings will expand our market opportunities. We continue to work with our channel partners to take advantage of opportunities to reach end customers that have historically chosen competitor products, but due to consolidation in the market and resulting actions by competitors, we believe are more likely to select our products and solutions.

We have been focused on transforming the company for several years; however, we view fiscal 2010 as the year where most aspects of this transformation were completed. We believe the transitions we worked through in fiscal 2010, including launching a number of new products and improving our engagement with channel partners, position us for stronger performance through revenue growth. Our product portfolio provides us with a competitive advantage and establishes the foundation for building revenue momentum. Capitalizing on this opportunity by growing revenue and continuing to improve our competitive position is our priority in fiscal 2011. Specifically, for fiscal 2011 our goals are:

- To gain share in the open systems tape automation market;
- To increase revenue from disk backup systems and software solutions; and
- To deliver new technology in order to extend our ability to grow.

Our intent is to capitalize on the actions we have taken during fiscal 2010 and on the improved external environment to build revenue momentum in fiscal 2011. In order to achieve our goals, we are focused on three primary objectives. These objectives are to continue to extend and improve our product portfolio, to expand our position with the VAR channel and to further invest in our technology platform.

We believe we are well positioned with our product portfolio from a competitive perspective. Between new product releases in the fourth quarter of fiscal 2010 and in the first quarter of fiscal 2011, we have expanded our offerings for end user customers ranging from small business to large enterprise corporations. We believe this and future expansion of our product portfolio will enable us to increase sales of both our disk backup systems and software solutions and tape automation systems.

Our edge-to-core disk and tape offerings provide strategic solutions for independent VARs. We have seen increased engagement with this channel due to the combination of value from our product offerings and competitive dynamics in the market. We believe continuing to expand our engagement with VARs will be key toward improving our go-to-market leverage and growing our business, especially for sales of branded disk systems to midrange and small and medium-sized business end users.

We are investing in our technology platform for a number of market areas expected to have significant growth in order to extend our ability to grow. These include deduplication and replication technology as well as extending technology in our StorNext software to provide solutions into a broader market as companies struggle to manage the vast growth in unstructured data. We believe we are in the early evolution of deduplication and replication technology. In addition, cloud storage solutions are another area where we intend to invest resources to increase our ability to grow in the future.

The relative strength in the deduplication market, in addition to the fact that the majority of storage system end users have not implemented deduplication in their environments, provides us with opportunities for revenue growth. We also see growing strength in other market areas which reinforce our opportunities for revenue growth, especially for StorNext solutions, including tiered storage, rich media and consolidation. Although the role of tape continues to evolve, 85% of customers still use tape as part of a disk-to-tape strategy or on a standalone basis.[1] We believe the market environment and our product offerings provide the path to achieve our revenue growth goals. We expect momentum to grow as the year progresses. We recognize there are numerous risks to the successful execution of our business plans, including changes in the economic environment. For a discussion of some of the risks and uncertainties that impact our business, see "Risk Factors" in Item 1A.

---

[1] February 2010, Gartner, Inc. "Poll Shows Disk-Based Backup on the Rise, With a Few Surprises." http://www.gartner.com

Results

We achieved our primary goals for fiscal 2010, improving our operating results and addressing the refinancing requirement of our convertible debt. Our operating income increased $359.2 million to $29.3 million in fiscal 2010 from an operating loss of $329.9 million in fiscal 2009. Although $339.0 million of the increase was due to the prior year goodwill impairment, we also increased our gross margin percentage and reduced operating expenses in fiscal 2010. The improvement in our gross margin reflects the continued mix shift to higher margin products in addition to improvements in our manufacturing cost structure and service delivery model. Operating expenses, led by sales and marketing expense, decreased primarily due to cost-savings initiatives. In addition, we increased cash generated from operations by $11.1 million to $100.2 million in fiscal 2010.

In fiscal 2010, we had total revenue of $681.4 million, a 16% decrease from fiscal 2009. Although there has been measurable improvement in the IT and storage purchasing environment during fiscal 2010, spending has not returned to pre-recession levels and was reflected in lower revenues in each quarter of fiscal 2010 compared to the corresponding quarter of fiscal 2009. Decreased demand in the global IT market has increased competition for sales resulting in pricing pressure on the majority of our products. We continue to address this price-competitive environment by managing at the material margin level and continuing to shift our revenue mix toward higher margin opportunities.

Between the recession and our continued strategy of shifting our sales mix toward higher margin opportunities, revenue decreases in fiscal 2010 were primarily due to expected reductions in OEM revenue, including tape automation systems and devices and media. In addition, we had decreased OEM DXi software revenue due to the changed nature of our relationship with EMC, from partner to competitor in deduplication, as a result of its July 2009 acquisition of Data Domain, a competitor of ours. Our product revenue from OEM customers decreased 34% while revenue from branded products decreased 8% from fiscal 2009. Service revenue decreased primarily due to reduced revenues from our OEM customers. Our focus on growing the branded business during the fiscal year is reflected in the greater proportion of non-royalty revenue from our branded business, at 74% in fiscal 2010 compared to 67% in fiscal 2009 and 62% in fiscal 2008. Royalty revenue decreased primarily due to $11.0 million from a settlement agreement in the prior year that was not repeated.

Our gross margin percentage increased 350 basis points in fiscal 2010 to 41.1% due to the continued shift in sales mix toward higher margin products and services in addition to efficiencies in our manufacturing structure and service delivery model. Gross margin was favorably impacted by cost-cutting measures and because product sales through our branded channels comprised a larger percentage of non-royalty revenue in fiscal 2010 than in fiscal 2009. Although sales of branded products typically generate higher gross margins than sales to our OEM customers, OEM DXi software revenue provides one of our highest product margins. The gross margin percentage increase was tempered by decreases in OEM DXi software revenue and in royalty revenue.

Operating expenses decreased $383.5 million due to the $339.0 million goodwill impairment in the prior year that was not repeated as well as reductions in all other operating expenses. Notably, we reduced our sales and marketing expenses by $26.6 million, or 19%, from our efforts to align our resources with market opportunities, and general and administrative expenses decreased $15.3 million, or 20%, in fiscal 2010 compared to the prior year. As a result of our increased gross margin rate and decreased operating expenses, we had $29.3 million in income from operations in fiscal 2010, our first operating profit in nine years.

Interest expense decreased in fiscal 2010 due to decreased principal balances. During fiscal 2010, we paid $61.9 million in principal on our senior secured term loan, decreasing our acquisition-related term debt to $186.1 million at March 31, 2010. We have reduced our acquisition-related debt by 63% since its inception in August 2006. We also reduced our debt level another $16.2 million from our convertible debt refinancing capital structure solution. We continued to increase cash flow generation from operating activities, with $100.2 million of cash from operating activities in fiscal 2010, up from $89.1 million and $24.2 million in fiscal 2009 and 2008, respectively. In addition, we increased our cash and cash equivalents by $29.4 million at March 31, 2010 compared to March 31, 2009.

The following discussion of our financial condition and results of operations is intended to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors for those changes.

RESULTS OF OPERATIONS FOR FISCAL 2010, 2009 AND 2008

Revenue

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Product revenue	$456,101	66.9%	$556,484	68.8%	$714,837	73.3%	$(100,383)	(18.0)%	$(158,353)	(22.2)%
Service revenue	156,477	23.0%	164,664	20.4%	160,920	16.5%	(8,187)	(5.0)%	3,744	2.3%
Royalty revenue	68,849	10.1%	87,824	10.8%	99,945	10.2%	(18,975)	(21.6)%	(12,121)	(12.1)%
Total revenue	$681,427	100.0%	$808,972	100.0%	$975,702	100.0%	$(127,545)	(15.8)%	$(166,730)	(17.1)%

Total revenue decreased in fiscal 2010 compared to fiscal 2009 primarily due to expected reductions in product revenue, specifically OEM revenue, including tape automation systems and devices and media sales as a result of both the global recession reducing market demand and because we continued to choose not to pursue sales of products that typically have lower margins. These same factors were the primary reasons we also had decreased revenue from branded tape automation systems and devices and media. In addition, OEM DXi software revenue decreased from the changed nature of our relationship with EMC. Royalty revenues declined primarily from a royalty settlement in fiscal 2009 that was not repeated in fiscal 2010 while service revenue decreased from fiscal 2009, reflecting the reduction in our OEM product revenue and associated service relationships.

Total revenue decreased $166.7 million to $809.0 million in fiscal 2009 compared to fiscal 2008 primarily due to both the global recession reducing market demand and because we chose not to pursue sales of products that typically have lower margins. Royalty revenues declined $12.1 million, or 12%, while service revenue increased $3.7 million, or 2%, compared to fiscal 2008.

Product revenue

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Disk backup systems and software solutions	$ 83,508	12.3%	$ 87,574	10.8%	$ 49,226	5.1%	$ (4,066)	(4.6)%	$ 38,348	77.9%
Tape automation systems	263,977	38.7%	317,907	39.3%	425,795	43.6%	(53,930)	(17.0)%	(107,888)	(25.3)%
Device and media	108,616	15.9%	151,003	18.7%	239,816	24.6%	(42,387)	(28.1)%	(88,813)	(37.0)%
Total product revenue	$456,101	66.9%	$556,484	68.8%	$714,837	73.3%	$(100,383)	(18.0)%	$(158,353)	(22.2)%

Fiscal 2010 Compared to Fiscal 2009

Our product revenue includes sales of our hardware and software products sold through both our Quantum branded and OEM channels. Revenue from OEM sales decreased $72.0 million, while revenue from branded products decreased $28.4 million. Similar to the prior year, the product revenue decrease was most pronounced in our tape automation systems and to a lesser extent from devices and media products. We had a modest decrease in our disk backup systems and software solutions revenue.

Revenues from disk backup systems and software solutions decreased $4.1 million to $83.5 million in fiscal 2010 compared to fiscal 2009 due to decreased DXi OEM software revenue which was partially offset by increases in branded disk backup systems and software solutions revenue. Our focus on expanding disk backup systems and software solutions revenue was reflected in increased sales of our branded DXi-Series products, including DXi7500 revenues and the addition of revenue from our DXi6500 product family. In addition, StorNext software revenue increased in fiscal 2010.

Tape automation system sales decreased $53.9 million to $264.0 million in fiscal 2010 compared to fiscal 2009. This decrease was primarily due to the decline in demand resulting from the global recession and to a lesser extent from our decision to exit portions of the entry-level automation market in current and prior years. Over half of the decrease was attributable to reduced revenue from OEM customers in fiscal 2010.

Devices, including tape drives and removable hard drives, and media product revenues decreased $42.4 million to $108.6 million largely due to decreased sales of midrange drives sold to OEMs and to a lesser extent decreased sales of entry-level drives sold to OEMs as our older tape drives reach their end of life. We continued to place emphasis on sales of non-royalty media that bring higher margins and to not pursue volume sales at lower margins, resulting in lower overall revenue from non-royalty media products.

Fiscal 2009 Compared to Fiscal 2008

Our product revenue decreased in fiscal 2009 compared to fiscal 2008. Revenue from OEM sales decreased $82.1 million, while revenue from branded products decreased $76.2 million. The product revenue decrease was most pronounced in our tape automation systems and to a lesser extent from devices and media products. These decreases were partially offset by an increase in our disk backup systems and software solutions revenue.

Revenues from disk backup systems and software solutions increased $38.3 million to $87.6 million in fiscal 2009 compared to fiscal 2008 primarily due to the addition of OEM DXi software revenue. Increased sales of our StorNext software, especially in branded channels, and the addition of DXi7500 revenue also contributed to increased disk backup and software solutions revenue in fiscal 2009.

Tape automation system sales decreased $107.9 million to $317.9 million in fiscal 2009 compared to fiscal 2008. This decrease was due to both a decline in demand resulting from the global economic recession as well as our decision to exit portions of the entry-level automation market in the second half of the fiscal year. Over half of the decrease was attributable to reduced revenue from OEM tape automation system sales in fiscal 2009.

Devices, including tape drives and removable hard drives, and media product revenues decreased $88.8 million to $151.0 million largely due to decreased sales of entry-level drives sold to OEMs and to a lesser extent decreased sales of midrange drives sold to OEMs as our older tape drives reach their end of life. We continued to place emphasis on sales of non-royalty media that bring higher margins and to not pursue volume sales at lower margins, resulting in lower overall revenue from non-royalty media products.

Service revenue

Service revenue includes revenue from sales of hardware service contracts, product repair, installation and professional services. Hardware service contracts are typically purchased by our customers to extend the warranty or to provide faster service response time, or both. Service revenue decreased $8.2 million to $156.5 million in fiscal 2010 compared to fiscal 2009 primarily due to reduced service revenues from our OEM customers. Although service revenue related to our branded products increased slightly in fiscal 2010, this increase was tempered in the first half of fiscal 2010 due to several changes in customer trends during this period. These included customers renewing their service contracts for shorter periods, choosing lower cost and slower response time service levels and waiting longer periods after a contract lapsed to renew. It appears these changed trends for the first half of fiscal 2010 were in response to the recession and reduced IT budgets. Service revenue increased $3.7 million to $164.7 million in fiscal 2009 compared to fiscal 2008 primarily due to increased service contract revenues from branded customers due to an increase in our installed base.

Royalty revenue

Royalty revenue declined $19.0 million to $68.8 million in fiscal 2010 primarily due to $11.0 million in royalty revenue recorded in connection with a settlement agreement in the prior year that was not repeated. Tape media royalties decreased $8.0 million in fiscal 2010 compared to fiscal 2009 primarily due to lower media unit sales of DLT media and, to a lesser extent, LTO media. The recession decreased demand for media and was reflected in lower quarterly tape media royalties in each of the first three quarters of fiscal 2010 compared to the respective prior year periods. Royalties related to LTO media were higher in the fourth quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009 from increased LTO media unit sales. We believe this result is due to purchases delayed in the first half of fiscal 2010 until the second half of fiscal 2010 as IT budgets became less constrained.

Royalty revenue declined $12.1 million to $87.8 million in fiscal 2009 primarily due to a decrease in tape media royalties partially offset by royalty revenue recorded in connection with a settlement agreement. Tape media royalties decreased $23.1 million in fiscal 2009 compared to fiscal 2008 primarily due to lower media unit sales. Royalties related to newer LTO media increased year-over-year, but at a slower rate than declines in royalties from the maturing DLT media products, where we experienced a net reduction in the installed base of DLT tape drives. By the fourth quarter of fiscal 2009, LTO media unit sales decreases had caused a decline in LTO royalty revenue, reflecting customer responses to the global recession. In addition, a scheduled royalty rate decline on certain LTO media contributed to decreased LTO media royalties during the fourth quarter of fiscal 2009. Partially offsetting the tape media royalty decrease was $11.0 million in royalty revenue recorded in connection with a settlement agreement with Riverbed Technology, Inc. that contains a mutual covenant not to sue related to the parties' data deduplication patents. The covenant not to sue is similar to a cross-license. This $11.0 million was based on prior sales of the parties' data deduplication products. See Note 14, "Litigation" to the Consolidated Financial Statements for additional information.

Looking Forward

For fiscal 2011, we anticipate execution of our plans will result in revenue growth to $700.0 million to $750.0 million for the fiscal year. To achieve this revenue growth, we plan to increase our market share in the tape automation systems market and to increase sales of disk backup systems and software solutions. Newly introduced products and the dynamics of the tape automation market are expected to drive revenue growth for tape automation systems in fiscal 2011. Revenue growth in disk backup systems and software solutions is expected from our recently expanded product portfolio, software upgrades and increased sales velocity with our channel partners. In addition, we anticipate additional new products and enhancements across our portfolio will contribute to increased revenue in fiscal 2011.

Gross Margin

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
	Margin	Margin Rate	Margin	Margin Rate	Margin	Margin Rate				
Product gross margin	$155,533	34.1%	$176,889	31.8%	$182,900	25.6%	$(21,356)	(12.1)%	$ (6,011)	(3.3)%
Service gross margin	55,655	35.6%	39,601	24.0%	36,496	22.7%	16,054	40.5%	3,105	8.5%
Royalty gross margin	68,849	100.0%	87,824	100.0%	99,945	100.0%	(18,975)	(21.6)%	(12,121)	(12.1)%
Gross margin	$280,037	41.1%	$304,314	37.6%	$319,104*	32.7%	$(24,277)	(8.0)%	$(14,790)	(4.6)%

* Fiscal year ending March 31, 2008 includes $0.2 million of restructuring charges related to cost of revenue.

Fiscal 2010 Compared to Fiscal 2009

The 350 basis point increase in gross margin percentage in fiscal 2010 compared to fiscal 2009 was largely due to a shift in our revenue mix as we emphasized sales of our disk backup systems and software solutions and branded revenues. Gross margin rates were also favorably impacted by cost-saving initiatives implemented in the current and prior years. Revenues from branded products and services in fiscal 2010 comprised 74% of non-royalty revenue compared to 67% of non-royalty revenue in fiscal 2009. Sales of branded products typically generate higher gross margins than sales to our OEM customers; however, OEM DXi software revenue provides one of our highest product margins.

Product gross margin

Product gross margin dollars decreased $21.4 million or 12% on a product revenue decrease of 18% in fiscal 2010 compared to fiscal 2009 while our product gross margin percentage improved approximately 230 basis points in fiscal 2010 compared to fiscal 2009. The increased product gross margin percentage was primarily due to the combination of a continued shift in our product revenue mix to higher margin products and improvements in our manufacturing cost structure. The mix shift includes a greater proportion of branded products, including increased branded disk backup systems and software solutions. Although OEM DXi software revenue decreased in fiscal 2010, product revenue from disk backup systems and software solutions increased to 18% of product revenue in fiscal 2010 compared to 16% in fiscal 2009. Cost-cutting measures and manufacturing efficiencies implemented in the current and prior year also contributed to improved product gross margin rates compared to the prior year.

Service gross margin

Service gross margin dollars increased $16.1 million, or approximately 41%, despite a 5% reduction in service revenue in fiscal 2010 compared to the prior year. Additionally, our service gross margin percentage increased to 35.6% in fiscal 2010 from 24.0% in fiscal 2009. These increases were primarily due to cost reductions in our service delivery model and reduced lower-margin OEM repair activities. Efficiencies in our service delivery model that contributed to the increased service gross margin percentage included streamlining processes, consolidating service inventory locations, reducing headcount and decreasing third party external service providers and freight vendors as well as related expenses. In addition, we had decreased lower of cost or market inventory charges related to imminent end of service life dates on certain product families and planned product roadmap transitions compared to the prior year.

Fiscal 2009 Compared to Fiscal 2008

The 490 basis point increase in gross margin percentage in fiscal 2009 compared to fiscal 2008 was largely due to a shift in our revenue mix as we emphasized sales of our disk backup systems and software solutions and branded revenues. Gross margins were also favorably impacted by cost-saving initiatives implemented in the current and prior years. Revenues from branded products and services in fiscal 2009 comprised 67% of non-royalty revenue compared to 62% of non-royalty revenue in fiscal 2008.

Product gross margin

Product gross margin dollars decreased $6.0 million or approximately 3% on a product revenue decrease of 22% in fiscal 2009 compared to fiscal 2008 while our product gross margin percentage improved approximately 620 basis points in fiscal 2009 compared to fiscal 2008. The increased product margin percentage was primarily attributable to a shift in our product revenue mix to higher margin products in addition to an increased percentage of branded product sales. Our disk backup systems and software solutions, which include our OEM DXi software revenue, increased to 16% of product revenue in fiscal 2009 compared to 7% in fiscal 2008. The addition of the OEM DXi software revenue in fiscal 2009 contributed approximately half of the product margin rate increase. In fiscal 2009 we continued to streamline production methods, increase purchasing efficiencies and reduce the number of outsource vendors for our entry-level and midrange product offerings. These actions combined to reduce the cost of product revenue for most all branded and OEM products in fiscal 2009 compared to fiscal 2008.

Service gross margin

Service gross margin dollars increased $3.1 million or approximately 9% and service gross margin increased by approximately 130 basis points compared to fiscal 2008. We increased our service revenues in fiscal 2009 while service costs were approximately the same as fiscal 2008. As noted earlier, service revenues increased in fiscal 2009 due to increased service contract revenues from branded customers.

Looking Forward

In fiscal 2011, we anticipate a modest increase in gross margin rates compared to fiscal 2010 as we continue to shift our revenue mix toward more profitable products and solutions. We believe our planned revenue increases in disk backup systems and software solutions as well as branded tape automation systems will result in an improved revenue mix in fiscal 2011. In addition, we continue to closely manage our manufacturing, service and repair costs.

Research and Development Expenses

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Research and development	$69,949	10.3%	$70,537	8.7%	$89,563	9.2%	$(588)	(0.8)%	$(19,026)	(21.2)%

Fiscal 2010 Compared to Fiscal 2009

Research and development expenses decreased slightly during fiscal 2010 compared to fiscal 2009 largely due to cost-cutting initiatives and efforts to streamline processes that reduced expenses. These cost reductions were largely offset by increased research and development activities in strategic areas of our business, including the release of several new products. Depreciation expense decreased $1.0 million due to a number of assets supporting our research and development efforts becoming fully depreciated during the past year. Salaries and benefits decreased $0.4 million primarily due to lower headcount compared to the prior year. A $0.3 million decrease in project materials was primarily due to reduced tape automation system development material needs compared to fiscal 2009. These decreases were partially offset by a $1.2 million increase in external service providers expense in support of a number of new products under development in fiscal 2010.

Fiscal 2009 Compared to Fiscal 2008

Research and development expenses decreased during fiscal 2009 compared to fiscal 2008 primarily from reductions in salaries and benefits, external service providers, depreciation, facilities and project materials costs. Salaries and benefits decreased $6.8 million due to cost-savings initiatives which reduced headcount during the fiscal year as well as a six day operational shutdown in North America during the third quarter of fiscal 2009. External service provider costs decreased $4.5 million and project material costs decreased $1.7 million primarily due to completion of DXi7500 development and new projects underway that did not require significant outside resources. Depreciation expense decreased $3.1 million due to a number of assets supporting our research and development efforts becoming fully depreciated during fiscal 2009. Facilities expenses decreased $2.1 million due to reductions in the scope of research and development operations during fiscal 2009.

Sales and Marketing Expenses

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Sales and marketing	$114,612	16.8%	$141,250	17.5%	$149,367	15.3%	$(26,638)	(18.9)%	$(8,117)	(5.4)%

Fiscal 2010 Compared to Fiscal 2009

Sales and marketing expenses decreased during fiscal 2010 compared to fiscal 2009 due to continued cost-saving initiatives and efforts to continue to align our sales and marketing resources with market conditions and opportunities. Salaries and benefits decreased $13.6 million due to reduced headcount in fiscal 2010. Marketing-related expenses, such as marketing materials and trade shows, decreased $4.7 million, travel expenses decreased $3.1 million and external service providers expense decreased $1.1 million in fiscal 2010 compared to the prior year. In addition, amortization expense decreased $1.5 million during fiscal 2010 compared to fiscal 2009 due to certain intangible assets related to the ADIC acquisition becoming fully amortized during fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

Sales and marketing expenses decreased during fiscal 2009 compared to fiscal 2008 primarily due to cost-saving initiatives and efforts implemented in the second half of the fiscal year to align our sales and marketing resources with market conditions and opportunities. Travel expenses decreased by $1.7 million, marketing support and tools including promotions decreased by $1.3 million and advertising decreased by $0.9 million due to cost-saving initiatives implemented in response to the recession. Amortization expense decreased by $1.7 million during fiscal 2009 compared to fiscal 2008 due to intangible assets related to the ADIC acquisition becoming fully amortized during fiscal 2009 and 2008. Facilities expense decreased by $1.2 million due to headcount reductions during fiscal 2009 as well as a reduction in the space allocated to sales and marketing efforts.

Looking Forward

In fiscal 2011, we anticipate increased sales and marketing expenses from demand generation activities and sales commissions commensurate with revenue growth.

General and Administrative Expenses

	For the year ended March 31,						Change			
(dollars in thousands)	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
General and administrative	$61,372	9.0%	$76,645	9.5%	$78,789	8.1%	$(15,273)	(19.9)%	$(2,144)	(2.7)%

Fiscal 2010 Compared to Fiscal 2009

The $15.3 million decrease in general and administrative expenses during fiscal 2010 compared to fiscal 2009 was primarily due to decreases of $6.1 million in legal expenses, $3.4 million in salaries and benefits, $1.6 million in external service providers expense and $1.0 million in bad debt expense. Legal expenses decreased primarily due to intellectual property protection efforts in fiscal 2009 that did not reoccur in fiscal 2010 in addition to company-wide cost-savings initiatives. Salaries and benefits decreased in fiscal 2010 compared to fiscal 2009 due to reduced headcount, and external service providers expense decreased as a result of cost-savings initiatives. Bad debt expense decreased due to net recoveries from collection efforts and continued close monitoring of credit worthiness of customers in fiscal 2010.

Fiscal 2009 Compared to Fiscal 2008

The decrease in general and administrative expenses during fiscal 2009 compared to fiscal 2008 was the net result of several items. Depreciation expense decreased by $3.7 million from fiscal 2009 compared to fiscal 2008 due to a number of assets becoming fully depreciated during the past year. Salaries and benefits decreased by $3.5 million primarily due to reduced headcount and a six day operational shutdown in North America during the third quarter of fiscal 2009. Audit and accounting related services decreased $1.0 million compared to the prior year. These decreases were partially offset by a $3.6 million increase in facilities expenses and a $3.0 million increase in legal expenses. During fiscal 2009, a higher proportion of our facilities costs were attributable to general corporate operations as a result of consolidation and outsourcing of certain manufacturing operations and reductions in the scope of research and development operations.

Increased legal expenses related to our activities to protect our intellectual property. See Note 14 "Litigation" to the Consolidated Financial Statements for additional information related to legal actions.

Restructuring Charges

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Restructuring charges related to cost of revenue	$ —	—%	$ —	—%	$ 237	—%	$ —	—%	$ (237)	(100.0)%
Restructuring charges in operating expenses	4,795	0.7%	6,807	0.8%	9,482	1.0%	(2,012)	(29.6)%	(2,675)	(28.2)%
Total restructuring charges	$4,795	0.7%	$6,807	0.8%	$9,719	1.0%	$(2,012)	(29.6)%	$(2,912)	(30.0)%

Our restructuring actions are steps undertaken to reduce costs in an effort to return to consistent profitability. In fiscal 2010 and 2009, restructuring actions to consolidate operations supporting our business were primarily in response to the global recession. In fiscal 2008, our restructuring actions were primarily the result of partnering with a third party and right-sizing our operations following acquisitions. For additional information and disclosure of restructuring charges refer to Note 9 "Restructuring" to the Consolidated Financial Statements. Until we achieve consistent and sustainable levels of profitability, we may incur restructuring charges in the future from additional cost reduction efforts.

Fiscal 2010 Compared to Fiscal 2009

Restructuring charges decreased in fiscal 2010 compared to fiscal 2009 primarily due to reduced severance activities. We responded to the global recession by decreasing headcount in the second half of fiscal 2009 to realign our cost structure with market opportunities. Although the recession continued to impact our business in fiscal 2010, we were better aligned with market opportunities as a result of these prior year severance actions. This was reflected in $0.6 million in severance costs in fiscal 2010 compared to $8.0 million in fiscal 2009. In addition, we negotiated a settlement for contract termination fees that resulted in a restructuring benefit of $0.6 million for other restructuring activities in fiscal 2010. Partially offsetting these decreases was an increase in facility restructuring charges as a result of $4.8 million in facility restructuring expense for vacating portions of four locations in the U.S. during fiscal 2010 compared to net facility restructuring benefits of $1.2 million in the prior year from negotiating settlements for amounts lower than the outstanding lease contracts.

Fiscal 2009 Compared to Fiscal 2008

The decrease in restructuring charges in fiscal 2009 compared to fiscal 2008 was primarily due to negotiating settlements for lease liabilities on vacated facilities in Europe for amounts lower than the outstanding lease contracts in fiscal 2009. In fiscal 2009, we reversed $1.2 million of facility accruals compared to incurring $3.0 million in facility restructuring charges in fiscal 2008. Partially offsetting this decrease was an increase in severance restructuring charges, primarily related to restructuring actions in the second half of fiscal 2009 in response to the global economic downturn to realign our cost structure with market growth opportunities. The majority of the impacted employees were U.S. sales and marketing and research and development employees; however, all areas of the business, including international operations, were impacted by these restructuring actions.

Goodwill Impairment

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Goodwill impairment	$—	—%	$339,000	41.9%	$—	—%	($339,000)	(100.0)%	$339,000	n/m

We evaluate goodwill for impairment annually in the fourth quarter of our fiscal year or more frequently when indicators of impairment are present. We had no goodwill impairment in fiscal 2010 or fiscal 2008 compared to a $339.0 million impairment in fiscal 2009. We were not at risk of failing step one of the fiscal 2010 annual goodwill impairment test. The fiscal 2009 impairment evaluation began in the third quarter of fiscal 2009 due to the following impairment indicators:

- a significant decline in our stock price, bringing market capitalization below book value;
- a significant adverse change in the business climate;
- negative current events and changed long-term economic outlook as a result of the financial market collapse that started at the end of the second quarter of fiscal 2009; and
- our need to test long-lived assets for recoverability under applicable accounting rules.

As a result of the presence of these indicators of impairment, during the third quarter of fiscal 2009, we performed an interim test to determine if our goodwill was impaired and recorded an estimated impairment of $339.0 million. We completed our goodwill impairment evaluation in the fourth quarter of fiscal 2009 and concluded no adjustments were needed to the $339.0 million impairment. The goodwill impairment did not impact our cash or cash equivalents balances, cash flows from operations, liquidity or compliance with debt covenants. For further information, see Note 5 "Goodwill and Intangible Assets" to the Consolidated Financial Statements.

Interest Income and Other, Net

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Interest income and other, net	$1,255	0.2%	$41	0.0%	$6,008	0.6%	$1,214	n/m	$(5,967)	(99.3)%

Interest income and other, net includes unrealized and realized foreign exchange gains and losses as well as unrealized gains and losses due to the change in market value of interest rate collars.

Fiscal 2010 Compared to Fiscal 2009

Interest income and other, net increased $1.2 million primarily due to a net decrease in foreign exchange losses due to smaller losses during fiscal 2010 compared to fiscal 2009. The decrease in foreign exchange losses was primarily due to the U.S. dollar weakening against the British pound and the Australian dollar in fiscal 2010 compared to fiscal 2009. Two other items in interest income and other, net mostly offset each other. Investment gains increased $1.0 million due to gains on investments within the deferred compensation plan in fiscal 2010 compared to losses in fiscal 2009. Interest income decreased $0.9 million due to lower market interest rates in fiscal 2010 than in fiscal 2009.

Fiscal 2009 Compared to Fiscal 2008

The $6.0 million decrease in interest income and other, net in fiscal 2009 compared to fiscal 2008 was primarily due to the net impact of four items. We had a $3.8 million net decrease related to foreign exchange gains and losses due to losses during fiscal 2009 compared to gains in fiscal 2008 as a result of the U.S. dollar strengthening during fiscal 2009 and weakening during fiscal 2008. Interest income decreased $3.1 million in fiscal 2009 compared to fiscal 2008 due to lower average balances of interest-earning assets and lower market interest rates. An additional $2.1 million of the decrease relates to a realized gain in the first quarter of fiscal 2008 on the sale of Data Domain shares we sold in its initial public offering in July 2007. These decreases were partially offset by a $3.1 million increase in other income resulting from gains in fiscal 2009 on the change in market value of interest rate collars required by the CS credit agreement compared to losses on these collars in fiscal 2008.

Interest Expense

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Interest expense	$25,515	3.7%	$29,261	3.6%	$46,025	4.7%	$(3,746)	(12.8)%	$(16,764)	(36.4)%

Fiscal 2010 Compared to Fiscal 2009

Interest expense decreased in fiscal 2010 compared to fiscal 2009 primarily due to reducing our outstanding term debt balance under the CS credit agreement by $61.9 million. In addition we refinanced $137.9 million of our outstanding convertible subordinated notes with $121.7 million in term loans, reducing our debt liability an additional $16.2 million in fiscal 2010. Partially offsetting this decrease was higher interest expense related to this refinancing because the replacement term debt carries a higher fixed interest rate. As a result, our weighted average interest rate increased approximately 100 basis points in fiscal 2010 compared to fiscal 2009.

In addition to the items noted above, interest expense includes the amortization of debt issuance costs for debt facilities and also included prepayment fees in fiscal 2009. For further information, refer to Note 7 "Convertible Subordinated Debt and Long-Term Debt" and Note 8 "Derivatives" to the Consolidated Financial Statements.

Fiscal 2009 Compared to Fiscal 2008

Interest expense decreased in fiscal 2009 compared to fiscal 2008 primarily due to a reduction of our outstanding term debt balance. Decreased interest rates also contributed to lower interest expense in fiscal 2009. Interest rate decreases were attributable to market interest rate decreases on the LIBOR rate along with refinancing our debt at more favorable terms in July 2007. Our weighted average interest rate decreased to 5.91% for fiscal 2009, inclusive of our interest rate collars that fix the interest rate in a specified range for a portion of the term debt. This compares to a weighted average interest rate of 7.77% for fiscal 2008.

Gain (Loss) on Debt Extinguishment, Net

(dollars in thousands)	For the year ended March 31,						Change			
	2010		2009		2008		2010 vs. 2009		2009 vs. 2008	
		% of revenue		% of revenue		% of revenue				
Gain (loss) on debt extinguishment, net	$12,859	1.9%	$—	—%	$(12,602)	1.3%	$12,859	n/m	$12,602	(100.0)%

During fiscal 2010, we refinanced $137.9 million aggregate principal amount of our convertible subordinated debt, consisting of $87.2 million through a tender offer and $50.7 million in a private transaction. In connection with these transactions, we recorded a gain on debt extinguishment, net of costs, of $12.9 million comprised of the gross gain of $15.6 million, reduced by $2.1 million in expenses and $0.6 million of unamortized debt costs related to the refinanced notes.

During fiscal 2008, we recorded a $12.6 million loss due to retiring a prior debt facility. The costs to retire this prior debt facility included $8.1 million of unamortized debt costs related to the prior debt facility and $4.5 million in prepayment fees.

Income Taxes

(dollars in thousands)	For the year ended March 31, 2010	% of pre-tax income	2009	% of pre-tax loss	2008	% of pre-tax loss	Change 2010 vs. 2009		Change 2009 vs. 2008	
Income tax provision (benefit)	$1,274	7.1%	$(881)	0.2%	$(482)	0.8%	$2,155	n/m	$(399)	(82.8)%

We recorded income tax expense of $1.3 million in fiscal 2010 compared to tax benefits of $0.9 million in fiscal 2009 and $0.5 million in fiscal 2008. Tax expense in fiscal 2010 was primarily comprised of foreign income taxes and state taxes. The tax benefit for fiscal 2009 was from the release of $3.4 million in tax liabilities due to a favorable settlement and expiration of their respective statutes of limitation partially offset by foreign income taxes and state taxes of $2.5 million. The tax benefit for fiscal 2008 was from the release of $2.3 million in tax liabilities due to a favorable settlement and expiration of their respective statutes of limitation partially offset by foreign income taxes and state taxes of $1.8 million.

In connection with the disposition of our hard-disk drive business, HDD, to Maxtor Corporation ("Maxtor"), we entered into a Tax Sharing and Indemnity Agreement with Maxtor, dated as of April 2, 2001 (the "Tax Sharing Agreement") that, among other things, defined each company's responsibility for taxes attributable to periods prior to April 2, 2001. Pursuant to a settlement agreement entered into between the companies dated as of December 23, 2004, Maxtor's remaining tax indemnity liability under the Tax Sharing Agreement was limited to $8.8 million. As of March 31, 2010, $6.0 million remains as the indemnity liability. We believe that this amount is sufficient to cover the remaining potential tax liabilities under the Tax Sharing Agreement.

Amortization of Intangible Assets

The following table details intangible asset amortization expense by classification within our Consolidated Statements of Operations (in thousands):

	For the year ended March 31, 2010	2009	2008	Change 2010 vs. 2009	Change 2009 vs. 2008
Cost of revenue	$22,069	$24,668	$30,825	$ (2,599)	$ (6,157)
Research and development	400	400	1,032	—	(632)
Sales and marketing	13,575	15,035	16,754	(1,460)	(1,719)
General and administrative	100	100	100	—	—
	$36,144	$40,203	$48,711	$ (4,059)	$ (8,508)

The decreased intangible asset amortization in fiscal 2010 compared to fiscal 2009 and in fiscal 2009 compared to fiscal 2008 was primarily due to purchased technology intangible assets related to the ADIC acquisition becoming fully amortized during fiscal 2009 and 2008.

Intangible assets are amortized over their estimated useful lives, which range from one to eight years. Amortizable intangible and other long-lived assets are reviewed for impairment whenever events or circumstances indicate impairment might exist. Projected undiscounted net cash flows expected to be derived from the use of those assets are compared to the respective net carrying amounts to determine whether any impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. We had no amortizable intangible asset or long-lived asset impairments in fiscal 2010, 2009 or 2008. Refer to Note 5 "Goodwill and Intangible Assets" to the Consolidated Financial Statements for further information regarding our amortizable intangible assets.

Share-Based Compensation

The following table summarizes share-based compensation within our Consolidated Statements of Operations (in thousands):

	For the year ended March 31,			Change	
	2010	2009	2008	2010 to 2009	2009 to 2008
Cost of revenue	$1,366	$ 1,419	$ 1,929	$ (53)	$ (510)
Research and development	2,373	2,722	3,778	(349)	(1,056)
Sales and marketing	2,581	2,695	3,269	(114)	(574)
General and administrative	3,469	3,756	5,022	(287)	(1,266)
	$9,789	$10,592	$13,998	$ (803)	$(3,406)

The decrease in share-based compensation was due to cancellation of rights to purchase shares under our employee stock purchase plan ("ESPP") for three six-month cycles as well as the type of share-based grants in fiscal 2010 compared to fiscal 2009. Share-based compensation related to the ESPP was $0.4 million lower in fiscal 2010 than in fiscal 2009 due to the timing of the cancellation and reinstatement of the ESPP relative to our fiscal year. We granted significantly more options than restricted stock units in fiscal 2010 compared to more restricted stock units granted than options in fiscal 2009. In general, a single option had lower share-based compensation expense than a single restricted stock unit in each of fiscal 2010, 2009 and 2008. In addition, more restricted stock vested in fiscal 2010, especially grants to our research and development employees, than was replaced by new restricted stock unit grants. This also contributed to decreased share-based compensation expense.

The decrease in share-based compensation in fiscal 2009 compared to fiscal 2008 was primarily due to a decrease in options granted year over year. In addition, our Board of Directors cancelled rights to purchase shares under our employee stock purchase plan in the fourth quarter of fiscal 2009. During fiscal 2008, there were modifications to the vesting and exercise periods of stock awards held by certain employees that were not repeated in fiscal 2009, decreasing general and administrative share-based compensation expense in fiscal 2009.

Recent Accounting Pronouncements

See Recent Accounting Pronouncements in Note 2 "Financial Statement Presentation and Summary of Significant Accounting Policies" to the Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on our results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

	As of or for the year ended March 31,		
(In thousands)	2010	2009	2008
Cash and cash equivalents	$114,947	$ 85,532	$ 92,150
Net income (loss)	$ 16,634	$(358,264)	$(60,234)
Net cash provided by operating activities	$100,164	$ 89,100	$ 24,182
Net cash provided by (used in) investing activities	$ (8,541)	$ (4,680)	$ 21,158
Net cash used in financing activities	$(62,398)	$ (90,041)	$(13,531)

Fiscal 2010

The $83.5 million difference between reported net income and cash provided by operating activities in fiscal 2010 was primarily due to $71.8 million of non-cash expenses comprised of $38.5 million in amortization, $12.1 million in depreciation, $11.4 million in service parts lower of cost or market adjustment and $9.8 million in share-based compensation. These non-cash expenses were partially offset by a $15.6 million non-cash gain on debt extinguishment. Cash provided by operating activities was also due to an $11.5 million increase in accounts payable from the timing of payments and from increased purchases at the end of the fourth quarter of fiscal 2010. In addition, we had a $9.5 million increase in deferred revenue primarily from prepaid license fees under an OEM agreement.

Cash used in investing activities during fiscal 2010 was primarily due to $8.6 million in purchases of property and equipment. Equipment purchases were comprised of engineering, IT and marketing equipment to support product development initiatives. We also upgraded a data center and invested in leasehold improvements in another facility in fiscal 2010.

Cash used in financing activities during fiscal 2010 was primarily due to repaying $61.9 million of the CS credit agreement term debt. We refinanced a majority of our convertible subordinated debt during the first half of fiscal 2010, and repayments of these notes were mostly offset by borrowings of long-term debt, net, under two loan agreements with EMC International Company. For additional information regarding this refinancing, see Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

Fiscal 2009

The $447.4 million difference between reported net loss and cash provided by operating activities in fiscal 2009 was primarily due to $427.7 million of non-cash items including a $339.0 million goodwill impairment charge, $42.3 million of amortization, $20.7 million of service parts lower of cost or market adjustment, $15.5 million of depreciation and $10.6 million of share-based compensation. Cash provided by operations during the fiscal year was primarily due to a decrease in accounts receivable and an increase in deferred revenue, largely offset by the uses of cash in operations from decreased accounts payable. The $75.1 million decrease in accounts receivable was primarily due to lower sales and strong collections during fiscal 2009. The $11.5 million increase in deferred revenue was related to increased sales of service contracts. The $52.7 million decrease in accounts payable was largely due to lower expenditures for inventories and other operating costs.

Cash used in investing activities during fiscal 2009 reflects $5.4 million in purchases of property and equipment, partially offset by a $1.0 million return of principal from our private technology venture limited partnership investments. Equipment purchases were primarily the result of maintaining our day to day business operations infrastructure and included voice communication system upgrades, hardware and software to equip our consolidated data center and leasehold improvements. We also purchased development equipment to support disk product releases during the fiscal year.

Cash used in financing activities during fiscal 2009 was primarily related to $92.0 million of principal payments on our term loan under the CS credit agreement.

Fiscal 2008

The difference between reported net loss and cash provided by operating activities was primarily due to non-cash items such as amortization, depreciation, service parts lower of cost or market adjustment, share-based compensation and loss on debt extinguishment. The cash used to fund operations during the period was primarily due to an increase in accounts receivable and a decrease in accrued warranty. This was partially offset by increases in deferred revenue and accounts payable, net of the sale of a subsidiary. Accounts receivable increased primarily due to slower collections in fiscal 2008 after particularly strong collections during the fourth quarter of fiscal 2007. Accrued warranty decreased primarily due to decreases in our installed base of products under warranty in addition to improved quality and lower failure rates on certain products. Increases in deferred revenue are primarily related to increased sales of service contracts. Accounts payable increased primarily due to the timing of payments to our vendors.

Cash provided by investing activities during fiscal 2008 reflects proceeds from the sale of marketable securities and investments of $105.4 million offset in part by $65.0 million in purchases of marketable securities. In addition, we purchased $21.1 million of property and equipment during fiscal 2008 primarily comprised of hardware and software related to our computer system conversions to bring us onto a single platform for our enterprise resource planning system and engineering test equipment for our DXi-Series products. We received $2.2 million in net proceeds from the sale of a Malaysia subsidiary in the second quarter of fiscal 2008.

Cash used in financing activities during fiscal 2008 was primarily related to repayment of our August 2006 credit facility in addition to principal payments on both the August 2006 credit facility and the CS credit agreement. The repayment of the August 2006 credit facility was largely offset by borrowings on the CS credit agreement net of loan fees. Additionally, we received $18.4 million in net proceeds from the issuance of common stock related to employee stock incentive and stock purchase plans.

Capital Resources and Financial Condition

We have made progress in reducing operating costs, and continue to focus on improving our operating performance, including increasing revenue in higher margin areas of the business and continuing to improve margins in an effort to return to consistent profitability and to generate positive cash flows from operating activities. In addition, we may explore refinancing opportunities that reduce interest expense on our debt or provide other favorable terms. We believe that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, debt repayments, contractual obligations and sustain operations for at least the next 12 months. This belief is dependent upon our ability to maintain revenue and gross margin and to continue to control operating expenses in order to provide positive cash flow from operating activities. Should any of the above assumptions prove incorrect, either in combination or individually, it would likely have a material negative effect on our cash balances and capital resources.

The following is a description of our existing capital resources including outstanding balances, funds available to borrow, and primary repayment terms including interest rates. For additional information, see Note 7 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements.

Under the CS credit agreement, we have the ability to borrow up to $50.0 million under a senior secured revolving credit facility which expires July 12, 2012. As of March 31, 2010, we have letters of credit totaling $1.4 million reducing the amounts available to borrow on this revolver to $48.6 million. Quarterly, we are required to pay a 0.5% commitment fee on undrawn amounts under the revolving credit facility.

Our outstanding term debt under the CS credit agreement was $186.1 million at March 31, 2010. This loan matures on July 12, 2014 and has a variable interest rate. The interest rate on the term loan was 3.79% at March 31, 2010. We are required to make quarterly interest and principal payments on the term loan. In addition, on an annual basis, we are required to perform a calculation of excess cash flow which may require an additional payment of the principal amount in certain circumstances. The annual calculations of excess cash flow have not required additional payments. There is a blanket lien on all of our assets under the CS credit agreement in addition to certain financial and reporting covenants. As of March 31, 2010, we were in compliance with all debt covenants.

We have $121.7 million in term loans under two credit agreements with EMC International Company ("EMC credit agreements"), of which $21.7 million matures on December 31, 2011 and $100.0 million matures on September 30, 2014. These loans have similar terms, including a 12.0% fixed interest rate. We are required to make quarterly interest payments on these loans.

We also have $22.1 million aggregate principal amount of convertible subordinated notes that carry a 4.375% interest rate which is payable semi-annually. The notes mature on August 1, 2010 and we intend to redeem the notes with cash at maturity.

Generation of positive cash flow from operating activities has historically been and will continue to be an important source of our cash to fund operating needs and meet our current and long-term obligations. In addition, we believe generation of positive cash flow from operating activities will provide us with improved financing capacity. We have taken many actions to offset the negative impact of the recent economic downturn and continued competition within the backup, archive and recovery market. We cannot provide assurance that the actions we have taken in the past or any actions we may take in the future will ensure a consistent, sustainable and sufficient level of net income and positive cash flow from operating activities to fund, sustain or grow our businesses. Certain events that are beyond our control, including prevailing economic, competitive and industry conditions, as well as various legal and other disputes, may prevent us from achieving these financial objectives. Any inability to achieve consistent and sustainable net income and cash flow could result in:

(i) Restrictions on our ability to manage or fund our existing operations, which could result in a material and adverse effect on our future results of operations and financial condition.

(ii) Unwillingness on the part of the group lenders that provide our CS credit agreement to do any of the following:

- Provide a waiver or amendment for any covenant violations we may experience in future periods, thereby triggering a default under, or termination of, the revolving credit line and term loan, or
- Approve any other amendments to the CS credit agreement we may seek to obtain in the future.

Any lack of renewal, waiver, or amendment, if needed, could result in the revolving credit line and CS term loan becoming unavailable to us and any amounts outstanding becoming immediately due and payable. In addition, the EMC credit agreements contain cross-default provisions. In the case of our borrowings at March 31, 2010, this would mean $307.8 million could become immediately payable.

(iii) Further impairment of our financial flexibility, which could require us to raise additional funding in the capital markets sooner than we otherwise would, and on terms less favorable to us, if available at all.

Any of the above mentioned items, individually or in combination, would have a material and adverse effect on our results of operations, available cash and cash flows, financial condition, access to capital and liquidity.

Off Balance Sheet Arrangements

Lease Commitments

We lease certain facilities under non-cancelable lease agreements. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses and provisions for maintenance, taxes or insurance. We also have equipment leases for computers and other office equipment. Future minimum lease payments under these operating leases are shown below in the "Contractual Obligations" section.

Commitments for Additional Investments

As of March 31, 2010, we had commitments to provide an additional $1.1 million in capital funding towards investments we currently hold in two limited partnership venture capital funds. If the limited partnership venture capital funds make a capital call, we will invest funds as required until our remaining commitments are satisfied.

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We are responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that the contract manufacturer had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for finished goods in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2010, we had issued non-cancelable purchase commitments for $40.3 million to purchase finished goods from our contract manufacturers.

Stock Repurchases

As of March 31, 2010, there was approximately $87.9 million remaining under our authorization to repurchase Quantum common stock. No stock repurchases were made during the fiscal years ended March 31, 2010, 2009 and 2008. Our ability to repurchase common stock is restricted under the terms of our CS credit agreement.

Contractual Obligations

The table below summarizes our contractual obligations as of March 31, 2010 (in thousands):

	Payments Due by Period				
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Convertible subordinated debt	$ 22,422	$ —	$ —	$ —	$ 22,422
Long-term debt, including current portion	23,542	65,303	307,142	—	395,987
Purchase obligations	40,303	—	—	—	40,303
Operating leases	14,214	18,258	9,715	21,159	63,346
Total contractual cash obligations	$100,481	$ 83,561	$316,857	$ 21,159	$522,058

The contractual commitments shown above include $88.5 million in interest payments on our various debt obligations based on interest rates as of March 31, 2010. Due to the nature of our agreements, the interest rate can vary over the terms of certain loans.

As of March 31, 2010, we had $5.9 million of long-term tax liabilities for uncertain tax positions, for which we cannot make a reasonably reliable estimate of the amount and period of payment.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Our discussion and analysis of the financial condition and results of operations is based on the accompanying Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these statements requires us to make significant estimates and judgments about future uncertainties that affect reported assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. Our significant accounting policies are presented within Note 2 to the Consolidated Financial Statements. Our critical accounting estimates require the most difficult, subjective or complex judgments and are described below. An accounting estimate is considered critical if it requires estimates about the effect of matters that are inherently uncertain when the estimate is made, if different estimates reasonably could have been used or if changes in the estimate that are reasonably possible could materially impact the financial statements. We have discussed the development, selection and disclosure of our critical accounting policies with the Audit Committee of our Board of Directors. We believe the assumptions and estimates used and the resulting balances are reasonable; however, actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Application of the various accounting principles related to measurement and recognition of revenue requires us to make judgments and estimates in the following related areas: determining fair value in arrangements with multiple deliverables, the amount of revenue allocated to undelivered elements in software arrangements using vendor-specific objective evidence ("VSOE"), the interpretation of non-standard terms and conditions in sales agreements, assessments of future price adjustments, such as rebates, price protection and future product returns and estimates for contractual licensee fees.

When we enter into sales arrangements with customers that contain multiple deliverables such as hardware, software and services, these arrangements require us to determine fair value of the undelivered elements. Additionally, we sometimes use judgment in determining whether any undelivered elements are essential to the functionality of the delivered elements in order to determine the appropriate timing of revenue recognition. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

For any undelivered elements in multiple element software arrangements we determine fair value based on VSOE, which consists of the prices charged when these services are sold separately or, for new software products, the price established by management. If VSOE does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

While the majority of our sales arrangements contain standard terms and conditions, we sometimes apply judgment when interpreting complex arrangements with non-standard terms and conditions to determine the appropriate accounting. An example of such a judgment is deferring revenue related to significant post-delivery obligations and customer acceptance criteria until such obligations are fulfilled.

We record reductions to revenue for estimated future price adjustments, such as rebates, price protection and future product returns. These allowances are based on programs in existence at the time revenue is recognized, plans regarding future price adjustments, the customers' master agreements and historical product return rates. We have historically been able to reliably estimate the amount of allowances required and recognize revenue, net of these projected allowances, upon shipment to our customers. If allowances cannot be reliably estimated in any specific reporting period, revenue would be deferred until the rights have lapsed and we are no longer under obligation to reduce the price or accept the return of the product.

We license certain software to customers under licensing agreements that allow those customers to embed the software into specific products they offer. As consideration, licensees pay us a fee based on the amount of sales of their products that incorporate our software. On a periodic and timely basis, the licensees provide us with reports listing their sales to end users for which they owe us license fees. Similarly, royalty revenue is estimated from licensee reports of units sold to end users subject to royalties under master contracts. In both cases, these reports are used to substantiate delivery and we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Inventory Allowances

Our manufacturing and service parts inventories are stated at the lower of cost or market, with cost computed on a first-in, first-out ("FIFO") basis. Adjustments to reduce the carrying value of both manufacturing and service parts inventories to their net realizable value are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include significant estimates and judgments about the future of product life cycles, product demand, rapid technological changes, development plans, product pricing, physical deterioration, quality issues, end of service life plans and volume of enhanced or extended warranty service contracts.

Impairment of Long-lived Assets and Goodwill

We apply judgment when reviewing amortizable intangible and other long-lived assets ("long-lived assets") and goodwill for impairment. We apply judgment when evaluating potential impairment indicators. Indicators we consider include adverse changes in the business climate that could affect the value of our long-lived assets or goodwill, changes in our stock price and resulting market capitalization relative to book value, changed long-term economic outlook including downward revisions in our revenue projections, negative current events, decreases or slower than expected growth in sales of products and relative weakness in customer channels.

When an impairment indicator exists, we then evaluate long-lived assets or goodwill or both for impairment as appropriate. Because we operate as a single reporting unit, we consider the company as a whole when evaluating both our long-lived assets and goodwill for impairment. If our business operations were to change and revenue streams related to long-lived assets or to goodwill were to become identifiable at a lower level, we would apply significant judgment to determine the appropriate grouping of these assets for impairment testing.

We use an undiscounted cash flow approach to evaluate our long-lived assets for recoverability when there are impairment indicators. Estimates of future cash flows require significant judgments about the future and include company forecasts and our expectations of future use of our long-lived assets, both of which may be impacted by market conditions. Other critical estimates include determining the asset group or groups within our long-lived assets, the primary asset of an asset group and the primary asset's useful life.

For our annual goodwill impairment testing, or if a goodwill impairment indicator exists in an interim period, we compare the fair value of the company to its carrying value. Because we have significant debt, we may also compare the carrying value to business enterprise value. Estimates to determine the fair value and the business enterprise value of the company require significant judgment. If the results indicate our fair value is less than our carrying value then a second step must be performed to quantify the amount of goodwill impairment.

If a step two test is required, a number of assumptions are used, whether an income or other reasonable approach is applied. Additional estimates and judgments are required in the step two test to allocate the fair value of the company to all tangible and intangible assets and liabilities in a hypothetical sale transaction to determine the implied fair value of our goodwill. Such assumptions require judgment and variations in any of the assumptions or rates could result in materially different calculations of impairment amounts, if any.

The following types of assumptions and estimates may be used by management when the income approach is used in a goodwill impairment test. We derive discounted cash flows using estimates and assumptions about the future. Other significant assumptions may include: expected future revenue growth rates, operating profit margins, working capital levels, asset lives used to generate future cash flows, a discount rate, a terminal value multiple, income tax rates and utilization of net operating loss tax carryforwards. These assumptions are developed using current market conditions as well as internal projections. The discount rate considers market conditions and other relevant factors as well as the rate of return an outside investor would expect to earn. In step two, a hypothetical sale transaction may be assumed to be taxable or nontaxable based on the current tax situation of the company and other relevant market conditions. We perform a sensitivity analysis regarding the reasonableness of the concluded fair value of equity of the reporting unit by reviewing the concluded per share stock price and implied control premium.

Inherent in our development of cash flow projections for the income approach used in an impairment test are assumptions and estimates derived from a review of our operating results, approved business plans, expected growth, cost of capital and income tax rates. We also make certain assumptions about future economic conditions, applicable interest rates and other market data. Many of the factors used in assessing fair value are outside of our control. Future period results could differ from these estimates and assumptions, which could materially affect the determination of fair value of the company and future amounts of potential impairment.

Accrued Warranty

We estimate future product failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ, for example due to negotiated agreements with third parties. We use a consistent model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical return rates are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rates. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature, we are able to improve our estimates with respect to these products.

Income Taxes

Deferred tax assets and liabilities are recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized. A number of estimates and judgments are necessary to determine deferred tax assets, deferred tax liabilities and valuation allowances.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity.

We have provided a full valuation allowance against our U.S. net deferred tax assets due to our history of net losses, difficulty in predicting future results and our conclusion that we cannot rely on projections of future taxable income to realize the deferred tax assets. In addition, we have provided a full valuation allowance against certain of our international net deferred tax assets. Due to reorganizations in these jurisdictions, it is unclear whether we will be able to realize a benefit from these deferred tax assets. Also, certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should we undergo such a change in stock ownership, it would severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges.

Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Future income tax expense will be reduced to the extent that we have sufficient positive evidence to support a reversal or decrease in this allowance. We also have deferred tax assets and liabilities due to prior business acquisitions with corresponding valuation allowances after assessing our ability to realize any future benefit from these acquired net deferred tax assets.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of market risks, including changes in interest rates and foreign currency fluctuations.

Market Interest Rate Risk

Changes in interest rates affect interest income earned on our cash equivalents. In addition, changes in interest rates affect interest expense on our borrowings under the CS credit agreement and affected interest expense if interest rates were not within the floor and cap on our interest rate collars. Our outstanding convertible subordinated notes and our term loans under the EMC credit agreements have fixed interest rates, thus a hypothetical 100 basis point increase in interest rates would not impact interest expense on these borrowings.

Our cash equivalents consisted solely of money market funds at March 31, 2010 and 2009. During fiscal 2010, interest rates on these funds were under 1.0% and we earned approximately $0.2 million in interest income. A hypothetical decrease in interest rates would cause an immaterial decrease in interest income for fiscal 2010. A hypothetical 100 basis point decrease in interest rates would have resulted in an approximately $0.4 million decrease in interest income in fiscal 2009.

Interest accrues on our CS credit agreement term loan at our option, based on either a prime rate plus a margin of 2.5% or a three month LIBOR rate plus a margin of 3.5%. Under the terms of our CS credit agreement, we were required to hedge floating interest rate exposure on 50% of our funded debt balance through December 31, 2009. We had two interest rate collars during fiscal 2009 and one during fiscal 2010 to meet this requirement. We had an interest rate collar that fixed the interest rate on $87.5 million of our variable rate term loan between a three month LIBOR rate floor of 4.64% and a cap of 5.49% through December 31, 2008. We had another interest rate collar that fixed the interest rate on $12.5 million of our variable rate term loan between a three month LIBOR rate floor of 2.68% and a cap of 5.25% through December 31, 2008 and fixed the interest rate on $100.0 million of our variable rate term loan between the same floor and cap from December 31, 2008 through December 31, 2009.

During fiscal 2010, we did not draw from our revolving line of credit under the CS credit agreement. We drew and repaid $31.0 million from our revolving credit facility during fiscal 2009. The following table shows the total impact to interest expense from a hypothetical 100 basis point increase and decrease in interest rates (in thousands):

	Hypothetical 100 basis point increase in interest rates		Hypothetical 100 basis point decrease in interest rates	
	2010	2009	2010	2009
Interest expense increase (decrease) on CS term debt	$ 1,948	$ 2,196	$ (1,948)	$ (2,196)
Interest expense increase (decrease) from collars	(774)	(893)	450	950
Interest expense increase (decrease) on line of credit	—	44	—	(44)
Net interest expense increase (decrease)	$ 1,174	$ 1,347	$ (1,498)	$ (1,290)

Foreign Currency Exchange Rate Risk

As a multinational corporation, we are exposed to changes in foreign exchange rates. The assets and liabilities of many of our non-U.S. subsidiaries have functional currencies other than the U.S. dollar and are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. A 10% appreciation of the U.S. dollar would have resulted in a $2.3 million decrease in income before income taxes in fiscal 2010 and $1.2 million increase in loss before income taxes in fiscal 2009. Conversely, a 10% depreciation of the U.S. dollar would have resulted in an approximately $2.3 million increase in income before income taxes in fiscal 2010 and an approximately $1.2 million decrease in loss before income taxes in fiscal 2009. Such a change would have resulted from applying a different exchange rate to translate and revalue the financial statements of our subsidiaries with a functional currency other than the U.S. dollar.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Quantum Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, stockholders' deficit, and cash flows present fairly, in all material respects, the financial position of Quantum Corporation and its subsidiaries at March 31, 2010 and March 31 2009, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the years ended March 31, 2010 and March 31, 2009 listed in the index appearing under item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
June 11, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Quantum Corporation

We have audited the accompanying consolidated statement of operations, stockholders' equity and cash flows of Quantum Corporation for the year ended March 31, 2008. Our audit also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Quantum Corporation for the year ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Palo Alto, California
June 11, 2008

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share data)

	For the year ended March 31,		
	2010	2009	2008
Product revenue	$456,101	$ 556,484	$714,837
Service revenue	156,477	164,664	160,920
Royalty revenue	68,849	87,824	99,945
Total revenue	681,427	808,972	975,702
Product cost of revenue	300,568	379,595	531,937
Service cost of revenue	100,822	125,063	124,424
Restructuring charges related to cost of revenue	—	—	237
Total cost of revenue	401,390	504,658	656,598
Gross margin	280,037	304,314	319,104
Operating expenses:			
Research and development	69,949	70,537	89,563
Sales and marketing	114,612	141,250	149,367
General and administrative	61,372	76,645	78,789
Restructuring charges	4,795	6,807	9,482
Goodwill impairment	—	339,000	—
	250,728	634,239	327,201
Income (loss) from operations	29,309	(329,925)	(8,097)
Interest income and other, net	1,255	41	6,008
Interest expense	(25,515)	(29,261)	(46,025)
Gain (loss) on debt extinguishment, net of costs	12,859	—	(12,602)
Income (loss) before income taxes	17,908	(359,145)	(60,716)
Income tax provision (benefit)	1,274	(881)	(482)
Net income (loss)	$ 16,634	$(358,264)	$ (60,234)
Net income (loss) per share:			
Basic	$ 0.08	$ (1.71)	$ (0.30)
Diluted	0.02	(1.71)	(0.30)
Income (loss) for purposes of computing net income (loss) per share:			
Basic	$ 16,634	$(358,264)	$ (60,234)
Diluted	5,024	(358,264)	(60,234)
Weighted average common and common equivalent shares:			
Basic	212,672	209,041	202,432
Diluted	223,761	209,041	202,432

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	March 31, 2010	March 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 114,947	$ 85,532
Restricted cash	1,896	1,773
Accounts receivable, net of allowance for doubtful accounts of $798 and $1,999, respectively	103,397	107,851
Manufacturing inventories, net	54,080	61,237
Service parts inventories, net	53,217	63,029
Deferred income taxes	7,907	9,935
Other current assets	14,500	24,745
Total current assets	349,944	354,102
Long-term assets:		
Property and equipment, less accumulated depreciation	24,528	28,553
Intangible assets, less accumulated amortization	73,092	109,236
Goodwill	46,770	46,770
Other long-term assets	9,809	10,708
Total long-term assets	154,199	195,267
	$ 504,143	$ 549,369
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 56,688	$ 45,182
Accrued warranty	5,884	11,152
Deferred revenue, current	94,921	84,079
Current portion of long-term debt	1,884	4,000
Current portion of convertible subordinated debt	22,099	—
Accrued restructuring charges	3,795	4,681
Accrued compensation	31,237	27,334
Income taxes payable	2,594	4,752
Other accrued liabilities	23,555	34,550
Total current liabilities	242,657	215,730
Long-term liabilities:		
Deferred revenue, long-term	30,724	32,082
Deferred income taxes	8,676	11,190
Long-term debt	305,899	244,000
Convertible subordinated debt	—	160,000
Other long-term liabilities	7,444	6,326
Total long-term liabilities	352,743	453,598
Commitments and contingencies		
Stockholders' deficit:		
Preferred stock:		
Preferred stock, 20,000 shares authorized; no shares issued as of March 31, 2010 and March 31, 2009	—	—
Common stock:		
Common stock, $0.01 par value; 1,000,000 shares authorized; 214,946 and 210,231 shares issued and outstanding as of March 31, 2010 and 2009, respectively	2,149	2,102
Capital in excess of par value	361,374	349,850
Accumulated deficit	(461,129)	(477,763)
Accumulated other comprehensive income	6,349	5,852
Stockholders' deficit	(91,257)	(119,959)
	$ 504,143	$ 549,369

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31, 2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 16,634	$(358,264)	$ (60,234)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	12,098	15,452	25,184
Amortization	38,461	42,291	50,516
Service parts lower of cost or market adjustment	11,424	20,691	16,106
(Gain) loss on debt extinguishment	(15,613)	—	8,091
Goodwill impairment	—	339,000	—
Deferred income taxes	(466)	(352)	(181)
Share-based compensation	9,789	10,592	13,998
Realized gain on sale of investment	—	—	(2,122)
Fixed assets written off in restructuring	—	—	568
Changes in assets and liabilities, net of effects of acquisition and sale of subsidiary:			
Accounts receivable, net	4,454	75,132	(31,655)
Manufacturing inventories, net	2,328	6,591	(4,169)
Service parts inventories, net	3,217	1,658	1,238
Accounts payable	11,495	(52,692)	13,661
Accrued warranty	(5,268)	(8,710)	(10,823)
Deferred revenue	9,484	11,515	18,571
Accrued restructuring charges	(917)	968	(9,114)
Accrued compensation	3,824	(4,335)	(82)
Income taxes payable	(2,239)	1,794	(439)
Other assets and liabilities	1,459	(12,231)	(4,932)
Net cash provided by operating activities	100,164	89,100	24,182
Cash flows from investing activities:			
Purchases of marketable securities	—	—	(65,000)
Proceeds from sale of marketable securities	—	—	100,000
Purchases of property and equipment	(8,595)	(5,423)	(21,110)
Increase in restricted cash	(112)	(295)	(349)
Return of principal from other investments	166	1,038	—
Proceeds from sale of investment	—	—	5,441
Net proceeds from sale of subsidiary, net of cash sold	—	—	2,176
Net cash provided by (used in) investing activities	(8,541)	(4,680)	21,158
Cash flows from financing activities:			
Borrowings of long-term debt, net	120,042	—	441,953
Repayments of long-term debt	(61,934)	(92,000)	(472,500)
Repayments of convertible subordinated debt	(122,288)	—	—
Payment of taxes due upon vesting of restricted stock	(1,069)	(779)	(1,343)
Proceeds from issuance of common stock	2,851	2,738	18,359
Net cash used in financing activities	(62,398)	(90,041)	(13,531)
Effect of exchange rate changes on cash and cash equivalents	190	(997)	1,497
Net increase (decrease) in cash and cash equivalents	29,415	(6,618)	33,306
Cash and cash equivalents at beginning of period	85,532	92,150	58,844
Cash and cash equivalents at end of period	$ 114,947	$ 85,532	$ 92,150
Supplemental disclosure of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ 24,781	$ 26,606	$ 46,323
Income taxes, net of refunds	$ 1,856	$ (926)	$ (4,273)

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balances as of March 31, 2007	197,817	$1,978	$306,409	$ (60,472)	$ 6,526	$ 254,441
Comprehensive loss:						
Net loss	—	—	—	(60,234)	—	(60,234)
Other comprehensive income:						
Foreign currency translation adjustments	—	—	—	—	1,576	1,576
Comprehensive loss						(58,658)
Impact of adoption of tax contingency accounting standard	—	—	—	1,207	—	1,207
Shares issued under employee stock purchase plan	2,615	26	5,409	—	—	5,435
Shares issued under employee stock incentive plans, net	6,495	65	11,516	—	—	11,581
Share-based compensation expense	—	—	13,998	—	—	13,998
Balances as of March 31, 2008	206,927	2,069	337,332	(119,499)	8,102	228,004
Comprehensive loss:						
Net loss	—	—	—	(358,264)	—	(358,264)
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	—	—	(2,850)	(2,850)
Net unrealized gain on revaluation of long-term intercompany balance, net of tax of $160	—	—	—	—	600	600
Comprehensive loss						(360,514)
Shares issued under employee stock purchase plan	1,938	19	2,633	—	—	2,652
Shares issued under employee stock incentive plans, net	1,366	14	(707)	—	—	(693)
Share-based compensation expense	—	—	10,592	—	—	10,592
Balances as of March 31, 2009	210,231	2,102	349,850	(477,763)	5,852	(119,959)
Comprehensive income:						
Net income	—	—	—	16,634	—	16,634
Other comprehensive income:						
Foreign currency translation adjustments	—	—	—	—	459	459
Net unrealized gain on revaluation of long-term intercompany balance, net of tax of $10	—	—	—	—	38	38
Comprehensive income						17,131
Shares issued under employee stock incentive plans, net	4,715	47	1,735	—	—	1,782
Share-based compensation expense	—	—	9,789	—	—	9,789
Balances as of March 31, 2010	214,946	$2,149	$361,374	$(461,129)	$ 6,349	$ (91,257)

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Description of Business

Quantum Corporation ("Quantum", the "Company", "us" or "we"), founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation, and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of distributors, value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange.

Note 2: Financial Statement Presentation and Summary of Significant Accounting Policies

Financial Statement Presentation

The accompanying Consolidated Financial Statements include the accounts of Quantum and our wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated. Loss on debt extinguishment has been separated from interest expense in prior year periods to conform to current period presentation in the Consolidated Statements of Operations. Restricted cash has been separated from cash and cash equivalents in the prior periods to conform to current period presentation in the Consolidated Balance Sheets. Prior period impacts of foreign exchange rate changes on cash and cash equivalents and changes in restricted cash have been reclassified to conform to current period presentation in the Consolidated Statements of Cash Flows. These reclassifications had no impact on income (loss) from operations, net income (loss) or total assets. The impact to cash provided by operating activities was not significant.

Use of Estimates

The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles ("GAAP") in the U.S. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. We base estimates on historical experience and on various assumptions about the future that are believed to be reasonable based on available information. Our reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Revenue Recognition

Revenue consists of sales of hardware, software and services, as well as royalties we earn for the license of certain intellectual property. Revenue is recognized from the sale of products and services when it is realized or realizable and earned. Revenue is considered realized and earned when: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the price to the buyer is fixed or determinable; and when collectibility is reasonably assured. Royalty revenue is recognized when earned or amounts can be reasonably estimated.

Product Revenue — Hardware

Revenue for hardware products sold to distributors, VARs, OEMs and end users is generally recognized upon shipment. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end user acceptance, which typically occurs after delivery and installation are completed.

In the period revenue is recognized, allowances are provided for estimated future price adjustments, such as rebates, price protection and future product returns. These allowances are based on programs in existence at the time revenue is recognized, plans regarding future price adjustments, the customers' master agreements and historical product return rates. Since we have historically been able to reliably estimate the amount of allowances required, we recognize revenue, net of projected allowances, upon shipment to our customers. If we were unable to reliably estimate the amount of revenue adjustments in any specific reporting period, then we would be required to defer recognition of the revenue until the rights had lapsed and we were no longer under any obligation to reduce the price or accept the return of the product.

Product Revenue — Software

Software revenue is generally recognized upon shipment or electronic delivery and when vendor-specific objective evidence ("VSOE") of fair value for the undelivered elements exists. For arrangements with multiple elements, the residual method is used to determine the amount of product revenue to be recognized. Under the residual method, the VSOE of fair value for the undelivered elements is deferred and the remaining portion of the arrangement is recognized as product revenue, assuming all other revenue recognition criteria of appropriate revenue guidance have been met. Revenue from post-contract customer support agreements, which entitle customers to both telephone support and any unspecified upgrades and enhancements during the term of the agreement, is recognized ratably over the term of the support agreement.

We license certain software to customers under licensing agreements that allow those customers to embed this software into specific products they offer. As consideration, licensees pay us a fee based on the amount of sales of their products that incorporate our software. On a periodic and timely basis, the licensees provide us with reports listing their sales to end users for which they owe us license fees. As the reports substantiate delivery has occurred, we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Service Revenue

Revenue for service is generally recognized upon services being rendered. Service revenue consists of customer field support agreements for our hardware products, installation and professional services and out-of-warranty repairs. For customer field support agreements, revenue equal to the separately stated price of these service contracts for our hardware products is initially deferred and recognized as revenue ratably over the contract period. Installation and professional services are not considered essential to the functionality of our products as these services do not alter the product capabilities and do not require specialized skills and may be performed by our customers or other vendors. Installation and professional services are recognized upon completion. Out-of-warranty repair revenue is recognized upon completion of the repair.

Royalty Revenue

We license certain intellectual property to third party manufacturers under arrangements that are represented by master contracts. The master contracts give the third party manufacturers rights to the intellectual property which include allowing them to either manufacture or include the intellectual property in products for resale. As consideration, the licensees pay us a per-unit royalty for sales of their products that incorporate our intellectual property. On a periodic and timely basis, the licensees provide us with reports listing units sold to end users subject to the royalties. As the reports substantiate delivery has occurred, we recognize revenue based on the information in these reports or when amounts can be reasonably estimated.

Multiple Element Arrangements

When elements such as hardware, software and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to the separate elements based on relative fair value, provided we have fair value for all elements of the arrangement. If in an arrangement we have fair value for the undelivered elements but not the delivered element, we defer the fair value of the undelivered elements and the residual revenue is allocated to the delivered elements. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

Service Cost of Revenue

We classify expenses as service cost of revenue by estimating the portion of our total cost of revenue that relates to providing field support to our customers under contract, installation, integration and repair services. These estimates are based upon a variety of factors, including the nature of the support activity and the level of infrastructure required to support the activities from which we earn service revenue. In the event our service business changes, our estimates of cost of service revenue may be impacted. Service cost of revenue excludes costs associated with basic warranty support on new products.

Shipping and Handling Fees

Shipping and handling fees are included in cost of revenue and were $26.1 million, $36.3 million and $42.6 million in fiscal 2010, 2009 and 2008, respectively.

Research and Development Costs

Expenditures relating to the development of new products and processes are expensed as incurred. These costs include expenditures for employee compensation, materials used in the development effort, other internal costs, as well as expenditures for third party professional services. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material. We have expensed all software-related research and development costs when incurred.

Advertising Expense

We expense advertising costs as incurred. Advertising expense for the years ended March 31, 2010, 2009 and 2008 was $3.9 million, $3.2 million and $4.1 million, respectively.

Restructuring Charges

In recent periods and over the past several years, we have recorded significant restructuring charges related to the realignment and restructuring of our business operations. These charges represent expenses incurred in connection with certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, facilities charges, asset write-offs and other costs of exiting activities or geographies.

The charges for involuntary termination costs and associated expenses often require the use of estimates, primarily related to the number of employees to be paid severance and the amounts to be paid, largely based on years of service and statutory requirements. Assumptions to estimate facility exit costs include the ability to secure sublease income largely based on market conditions, the likelihood and amounts of a negotiated settlement for contractual lease obligations and other exit costs. Other estimates for restructuring charges consist of the realizable value of fixed assets including associated disposal costs and termination fees with third parties for other contractual commitments.

Share-Based Compensation

We account for share-based compensation using the Black-Scholes option pricing model to estimate the fair value of share-based awards at the date of grant. The Black-Scholes model requires the use of highly subjective assumptions, including expected life, expected volatility and expected risk-free rate of return. Other reasonable assumptions could provide differing results. We calculate a forfeiture rate to estimate the share-based awards that will ultimately vest based on types of awards and historical experience. Additionally, for awards which are performance based, we make estimates as to the probability of the underlying performance being achieved.

Foreign Currency Translation and Transactions

Assets, liabilities and operations of foreign offices and subsidiaries are recorded based on the functional currency of the entity. For a majority of our material foreign operations, the functional currency is the U.S. dollar. The assets and liabilities of foreign offices with a local functional currency are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the U.S. dollar. The resulting gains or losses are reported as a component of other comprehensive income within stockholders' equity (deficit). Assets and liabilities denominated in other than the functional currency are remeasured each month with the remeasurement gain or loss recorded in interest income and other, net in the Consolidated Statements of Operations. Foreign exchange gains and losses from changes in the exchange rates underlying intercompany balances that are of a long-term investment nature are reported in accumulated other comprehensive income in our Consolidated Balance Sheets. Foreign currency gains and losses recorded in interest income and other, net were a $0.6 million loss in fiscal 2010, a $2.1 million loss in fiscal 2009 and a $1.8 million gain in fiscal 2008.

Income Taxes

We recognize deferred tax assets and liabilities due to the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We also reduce deferred tax assets by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

We recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional tax charge to the provision.

We recognize interest and penalties related to uncertain tax positions in income tax provision (benefit) in the Consolidated Statements of Operations. To the extent accrued interest and penalties do not become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Cash Equivalents, Restricted Cash and Other Investments

We consider all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at fair value, which approximates their cost.

Restricted cash is comprised of bank guarantees and similar required minimum balances that serve as cash collateral in connection with various items including insurance requirements, value added taxes and leases in certain countries.

We also hold investments in private technology venture limited partnerships. These investments individually represent voting ownership interests of less than 20%. Ownership interests in these limited partnerships are accounted for under the equity method unless our interest is so minor (typically less than 5%) that we have virtually no influence over the partnership operating and financial policies, in which case the cost method is used. Currently, our investments in these limited partnerships are accounted for using the equity method.

Investments in other privately held companies are accounted for under the cost method unless we hold a significant stake. We review non-marketable equity investments on a regular basis to determine if there has been any impairment of value which is other than temporary by reviewing their financial information, gaining knowledge of any new financing or other business agreements and assessing their operating viability.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. These evaluations require significant judgment and are based on multiple sources of information and analyze such factors as our historical bad debt experience, industry and geographic concentrations of credit risk, current economic trends and changes in customer payment terms. We maintain an allowance for doubtful accounts based on historical experience and expected collectibility of outstanding accounts receivable. We record bad debt expense in general and administrative expenses.

Manufacturing Inventories

Our manufacturing inventory is stated at the lower of cost or market, with cost computed on a first-in, first-out ("FIFO") basis. Adjustments to reduce the cost of manufacturing inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include declines in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Service Parts Inventories

Our service parts inventories are stated at the lower of cost or market. We carry service parts because we generally provide product warranty for 12 to 36 months and earn revenue by providing enhanced and extended warranty and repair service during and beyond this warranty period. Service parts inventories consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. Defective parts returned from customers that can be repaired are repaired and put back into service parts inventories at their fair value. We record adjustments to reduce the carrying value of service parts inventory to its net realizable value, and we dispose of parts with a net realizable value of zero. Factors influencing these adjustments include product life cycles, end of service life plans and volume of enhanced or extended warranty service contracts. Estimates of net realizable value involve significant estimates and judgments about the future, and revisions would be required if these factors differ from our estimates.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization, computed on a straight-line basis over the estimated useful lives of the assets as follows:

Machinery and equipment	3 to 5 years
Computer equipment	3 to 5 years
ERP software	10 years
Other software	3 years
Furniture and fixtures	5 years
Other office equipment	5 years
Leasehold improvements	Life of lease

Amortizable Intangible and Other Long-lived Assets

We review amortizable intangible and other long-lived assets ("long-lived assets") for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Indicators we consider include adverse changes in the business climate that could affect the value of our long-lived assets, changes in our stock price and resulting market capitalization relative to book value, downward revisions in our revenue outlook, decreases or slower than expected growth in sales of products and relative weakness in customer channels.

A long-lived asset or asset group that is held for use is required to be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. When an asset or asset group does not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, the asset group for that long-lived asset includes all assets and liabilities of the entity.

We evaluate the company as a single reporting unit for business and operating purposes. We have attempted to identify cash flows at levels lower than the consolidated company; however, this is not possible because many of our revenue streams are generated by technology related to more than a single long-lived asset, and individual long-lived assets support more than one of our three reported revenue categories. In addition, the majority of our costs are, by their nature, shared costs that are not specifically identifiable with a particular long-lived asset or product line but relate to multiple products. As a result, there is a high degree of interdependency among our cash flows for levels below the consolidated company, and we do not have identifiable cash flows for an asset group separate from the consolidated company. Therefore, we consider the consolidated company as a single asset group for purposes of impairment testing.

We evaluate the recoverability of the asset group using an undiscounted cash flow approach. Estimates of future cash flows incorporate company forecasts and our expectations of future use of our long-lived assets, and these factors are impacted by market conditions. We determine the remaining useful life of an asset group based on the remaining useful life of the primary asset of the group, where the primary asset is defined as the asset with the greatest cash flow generating ability. Our primary long-lived asset is an intangible technology asset supporting disk products and software license revenue. If the primary asset of the asset group does not have the longest remaining life in the group, then a sale of the asset group is assumed at the end of life of the primary asset. Our primary long-lived asset does not have the longest remaining life of long-lived assets in our asset group; therefore, for purposes of impairment testing, we assume the asset group is sold after the end of the primary asset's useful life, or our first quarter of fiscal 2015.

If the undiscounted cash flows, including residual value, exceed the carrying value of the consolidated company asset group we conclude no impairment of our long-lived assets exists. If the carrying value of the consolidated company asset group exceeds the undiscounted cash flows, including residual value, then we measure the impairment charge for the excess of the carrying value over the fair value of the asset group. We monitor relevant market and economic conditions on a quarterly basis, and perform impairment reviews when there are indicators of impairment.

Goodwill

We evaluate goodwill for impairment annually during the fourth quarter of our fiscal year, or more frequently when indicators of impairment are present. Some of the impairment indicators we consider include changes in our stock price and resulting market capitalization relative to book value, changes in the business climate, negative current events, changed long-term economic outlook and testing long-lived assets for recoverability. Because we operate as a single reporting unit, we consider the company as a whole when reviewing these factors.

We use a two-step method for determining goodwill impairment. In step one, the fair value of the company is compared to its carrying value. Because we have significant debt, we may also compare the carrying value to business enterprise value. If the results indicate the fair value of the company is equal to or greater than its carrying value no further steps are performed. If the results indicate our fair value is less than our carrying value then a second step is performed to quantify the amount of goodwill impairment, if any.

In step two, we allocate the fair value of the company to all tangible and intangible assets and liabilities in a hypothetical sale transaction to determine the implied fair value of our goodwill. The implied fair value of goodwill is compared to its respective carrying value and any excess carrying value is recorded as a non-cash goodwill impairment charge.

We typically determine fair value using the income approach. For purposes of establishing inputs for the fair value calculations related to a goodwill impairment test under the income approach, we derive discounted cash flows, using necessary estimates and assumptions about the future. Significant estimates and assumptions used in this analysis may include: expected future revenue growth rates, operating profit margins, working capital levels, asset lives used to generate future cash flows, a discount rate, a terminal value multiple, income tax rates and utilization of net operating loss tax carryforwards. These assumptions are developed using current market conditions as well as internal projections. The discount rate considers market conditions and other relevant factors as well as the rate of return an outside investor would expect to earn. In step two, the hypothetical sale transaction may be assumed to be taxable or nontaxable based on the current tax situation of the company and other relevant market conditions. We perform a sensitivity analysis regarding the reasonableness of the concluded fair value of equity of the reporting unit by reviewing the concluded per share stock price and implied control premium.

Unanticipated changes in revenue growth rates, operating profit margins, working capital levels, asset lives used to generate cash flows, discount rates, cost of capital or income tax rates could result in a material impact on the estimated fair values of our reporting unit. We believe that the assumptions and rates used in impairment testing are reasonable, but they require judgment and variations in any of the assumptions or rates could result in materially different calculations of impairment amounts.

Accrued Warranty

We generally warrant our hardware products against defects for periods ranging from 12 to 36 months from the date of sale. Our tape automation systems and disk backup systems may carry service agreements with customers that choose to extend or upgrade the warranty service. We provide repair services from our facility in Colorado Springs, Colorado as well as multiple third party providers inside and outside of the U.S. We use a combination of internal resources and third party service providers to supply field service and support. We continue to evaluate repair sites, and any resulting actions taken may affect the future costs of repair. If the actual costs were to differ significantly from our estimates, we would record the impact of these unforeseen costs or cost reductions in subsequent periods.

We estimate future failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ, for example due to negotiated agreements with third parties. We use a consistent model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical rates of return are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rate. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature, we are able to improve our estimates with respect to these products. It is reasonably likely that assumptions will be updated for failure rates and, therefore, our accrued warranty estimate could change in the future.

Derivative Financial Instruments

We recognize all derivatives, whether designated in hedging relationships or not, on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings. We may, from time to time, enter into derivative instruments to hedge against known or forecasted market exposures. From the third quarter of fiscal 2007 until December 31, 2009, we held derivative instruments to meet the requirements of credit agreements.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income, net of related tax effects, as of March 31, 2010 and 2009 was (in thousands):

	As of March 31,	
	2010	2009
Net unrealized gains on revaluation of long-term intercompany balance	$ 638	$ 600
Foreign currency translation adjustment	5,711	5,252
Accumulated other comprehensive income	$6,349	$5,852

Common Stock Repurchases

During fiscal 2000, the Board of Directors authorized us to repurchase up to $700 million of our common stock in open market or private transactions. As of March 31, 2010 and 2009, there was approximately $87.9 million remaining on our authorization to repurchase Quantum common stock. Our ability to repurchase our common stock is restricted under our credit facility covenants.

Fair Value of Financial Instruments

We use exit prices, that is the price to sell an asset or transfer a liability, to measure assets and liabilities that are within the scope of the fair value measurements guidance. We classify these assets and liabilities based on the following fair value hierarchy:

Level 1: Level 1: Quoted (observable) market prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Following is a summary table of assets and liabilities measured and recorded at fair value on a recurring basis (in thousands):

	As of March 31, 2010	As of March 31, 2009
Assets:		
Money market funds	$ 108,485	$ 75,350
Deferred compensation investments	1,154	910
Liabilities:		
Deferred compensation liabilities	1,154	910
Derivatives	—	1,175

Following are the fair values of assets and liabilities measured and recorded at fair value on a recurring basis by input level as of March 31, 2010 (in thousands):

	Fair Value Measurements Using Input Levels:			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market funds	$ —	$ 108,485	$ —	$ 108,485
Deferred compensation investments	—	1,154	—	1,154
Liabilities:				
Deferred compensation liabilities	—	1,154	—	1,154

The above fair values are based on quoted market prices for similar assets and liabilities at the respective balance sheet dates.

We have certain non-financial assets that are measured at fair value on a non-recurring basis when there is an indicator of impairment, and they are recorded at fair value only when an impairment is recognized. These assets include property and equipment, purchased technology, other intangible assets and goodwill. We did not record impairments to any non-financial assets fiscal 2010 or fiscal 2009, except for a goodwill impairment in fiscal 2009. We do not have any non-financial liabilities measured and recorded at fair value on a non-recurring basis.

We have financial liabilities for which we are obligated to repay the carrying value, unless the holder agrees to a lesser amount. The carrying value and fair value of these financial liabilities at March 31, 2010 and March 31, 2009 were as follows (in thousands):

	As of March 31, 2010		As of March 31, 2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Credit Suisse term loan(1)	$ 186,066	$175,832	$ 248,000	$155,000
EMC term loans(2)	121,717	138,301	—	—
Convertible subordinated debt(3)	22,099	21,547	160,000	108,051

(1) Fair value based on non-binding broker quotes using current market information.
(2) Fair value based on publicly traded debt with comparable terms.
(3) Fair value based on quoted market prices.

Risks and Uncertainties

As is typical in the information storage industry, a significant portion of our customer base is concentrated among a small number of OEMs, distributors and large VARs. The loss of any one of our more significant customers, or a significant decrease in the sales volume with one of these significant customers, could have a material adverse effect on our results of operations and financial condition. Furthermore, if general economic conditions were to worsen, the resulting effect on IT spending could also have a material adverse effect on our results of operations and financial condition. We also face additional competitive pressure since our competitors in one area may be customers or suppliers in another.

A limited number of tape automation systems and storage products comprise a significant majority of our sales, and due to increasingly rapid technological change in the industry, our future operating results depend on our ability to develop and successfully introduce new products. For additional information regarding risks and uncertainties, refer to the "Risk Factors" in Item 1A.

Concentration of Credit Risk

We currently invest our excess cash in deposits with major banks and in money market funds. In the past, we have also held investments in short-term debt securities of companies with strong credit ratings from a variety of industries, and we may make investments in these securities in the future. We have not experienced any material losses on these investments and limit the amount of credit exposure to any one issuer and to any one type of investment.

We sell products to customers in a wide variety of industries on a worldwide basis. In countries or industries where we are exposed to material credit risk, we may require collateral, including cash deposits and letters of credit prior to the completion of a transaction. We do not believe we have significant credit risk beyond that provided for in the financial statements in the ordinary course of business.

Sales to our top five customers represented 37% of revenue in fiscal 2010 compared to 42% of revenue in both fiscal 2009 and 2008. Sales to our largest customer, Dell, were 13% of revenue in fiscal 2010 compared to 14% of revenue in fiscal 2009 and 16% of revenue in fiscal 2008. These sales concentrations do not include revenues from sales of media that were sold directly to these customers by our licensees, for which we earn royalty revenue, or revenues from sales of products sold directly to these customers by our other customers.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force* ("ASU 2009-13"). ASU 2009-13 changes accounting for certain multiple deliverable arrangements. ASU 2009-13 addresses the separation of deliverables and how to measure and allocate the arrangement consideration to one or more units of accounting in multiple deliverable arrangements. Currently, under the residual method of allocation, we use objective and reliable evidence of the fair value of the undelivered elements to separate deliverables in multiple deliverable arrangements. ASU 2009-13 eliminates the residual method and requires that consideration from the arrangement be allocated to all deliverables using the relative selling price method. ASU 2009-13 requires additional disclosures related to multiple deliverable revenue arrangements upon adoption and is effective for fiscal years beginning after June 15, 2010, or the beginning of our fiscal 2012. In addition, ASU 2009-13 may be early adopted. It may be implemented with either prospective or retrospective application; however, if early adoption is chosen, the entity must either adopt at the beginning of its fiscal year, or adopt using retrospective application. We are still evaluating the impact of adoption; however, based on a preliminary assessment, we do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements. We are considering early adoption of this pronouncement in the first quarter of fiscal 2011.

In October 2009, the FASB issued ASU 2009-14, *Software (Topic 985): Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force* ("ASU 2009-14"). ASU 2009-14 changes the accounting for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of the software revenue guidance. Under prior guidance such arrangements were accounted for as software if the software was determined to be more than incidental. ASU 2009-14 requires that any hardware components of such arrangements be excluded from software revenue guidance and that any essential software that is sold with or embedded within the product also be excluded from software revenue guidance. This ASU is effective for fiscal years beginning after June 15, 2010, or the beginning of our fiscal 2012. In addition, ASU 2009-14 may be early adopted. ASU 2009-14 may be implemented with either prospective or retrospective application; however, if early adoption is chosen, the entity must either adopt at the beginning of its fiscal year, or adopt using retrospective application. Further, ASU 2009-14 must be adopted in the same period and with the same implementation method as ASU 2009-13. We are still evaluating the impact of adoption; however, based on a preliminary assessment, we do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements. We are considering early adoption of this pronouncement in the first quarter of fiscal 2011.

In August 2009, the FASB issued ASU 2009-05, *Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value* ("ASU 2009-05"). ASU 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity must measure fair value using either the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets or another valuation technique consistent with fair value measurements such as an income approach or a market approach. ASU 2009-05 clarifies that no separate input, or adjustment to other inputs, must be made for the existence of a restriction that prevents the transfer of a liability when measuring fair value of a liability. We adopted ASU 2009-05 on October 1, 2009 and it did not have an impact on our consolidated financial position or results of operations.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 increased disclosures to include transfers in and out of Levels 1 and 2 and clarified inputs, valuation techniques and the level of disaggregation to be disclosed. We adopted ASU 2010-06 on January 1, 2010 and it did not have an impact on our consolidated financial position or results of operations.

Note 3: Cash, Cash Equivalents, Restricted Cash and Other Investments

Cash, Cash Equivalents and Restricted Cash

The following is a summary of our cash, cash equivalents and restricted cash (in thousands):

	As of March 31,	
	2010	2009
Cash	$ 7,276	$10,995
Certificates of deposit	1,082	960
Money market funds	108,485	75,350
	$116,843	$87,305

Other Investments

Other investments consist of private technology venture limited partnerships and privately held technology companies that are recorded in other long-term assets on the Consolidated Balance Sheets. At March 31, 2010 and March 31, 2009, we held $1.8 million and $1.6 million, respectively, of investments in private technology venture limited partnerships that are accounted for under the equity method. We recorded a $0.4 million net gain for each of fiscal 2010, 2009 and 2008 related to our investments in these limited partnerships. These gains were primarily based on the general partners' estimates of the fair value of non-marketable securities held by the partnerships and realized gains and losses from the partnerships' disposal of securities.

At March 31, 2010 and 2009, we did not hold any investments in privately held technology companies. During fiscal 2008, we recognized a net gain of $2.1 million from the sale of shares in a privately held technology company that completed an initial public offering during June 2007. Additionally, during fiscal 2008, we recognized a net $0.3 million loss due to an other-than-temporary impairment of an investment in a privately held technology company that had been accounted for under the cost method. In fiscal 2010, we realized $0.4 million in net gains from deferred compensation investments compared to $0.6 million in net losses in fiscal 2009 and immaterial losses in fiscal 2008.

Gains and losses realized from these investments are included in interest and other income, net on the Consolidated Statements of Operations. During fiscal 2010, 2009 and 2008, gross realized gains and losses from other investments were as follows (in thousands):

	Gross Realized Gains	Gross Realized Losses	Net Gains (Losses)
2010	$ 938	$ (206)	$ 732
2009	1,099	(1,319)	(220)
2008	2,990	(706)	2,284

Note 4: Manufacturing Inventories, Service Parts Inventories and Property and Equipment

Manufacturing inventories, net consisted of (in thousands):

	As of March 31,	
	2010	2009
Finished goods	$24,040	$29,468
Work in process	3,869	3,669
Materials and purchased parts	26,171	28,100
	$54,080	$61,237

Service parts inventories, net consisted of (in thousands):

	As of March 31, 2010	As of March 31, 2009
Finished goods	$30,073	$36,422
Component parts	23,144	26,607
	$53,217	$63,029

Property and equipment consisted of (in thousands):

	As of March 31, 2010	As of March 31, 2009
Machinery and equipment	$ 151,952	$ 149,321
Furniture and fixtures	7,365	7,948
Leasehold improvements	22,354	22,519
	$ 181,671	$ 179,788
Less: accumulated depreciation	(157,143)	(151,235)
	$ 24,528	$ 28,553

Asset Retirement Obligations

We have asset retirement obligations related to certain leased facilities where we have contractual commitments to remove leasehold improvements in certain cases and return the property to a specified condition when the lease terminates. At March 31, 2010 and 2009, the estimated value of these obligations was $1.8 million and $1.9 million, respectively, and is classified in other accrued liabilities and other long-term liabilities in the Consolidated Balance Sheets. At March 31, 2010 the net book value of the asset related to our asset retirement obligation was approximately $0.5 million compared to $0.7 million at March 31, 2009. The accretion associated with our asset retirement obligations for the years ended March 31, 2010, 2009 and 2008 was $0.2 million, $0.4 million, and $1.1 million respectively.

Note 5: Goodwill and Intangible Assets

Net goodwill and intangible assets as of March 31, 2010 and 2009 represented approximately 24% and 28% of total assets, respectively. The goodwill and intangible asset balances, net of amortization, as of March 31, 2010 and 2009 were $119.9 million and $156.0 million, respectively.

Goodwill

The following table presents goodwill balances and the activity during the fiscal years ended March 31, 2010 and 2009 (in thousands):

	Goodwill Amount	Accumulated Impairment	Total
Balance at March 31, 2008	$ 390,776	$ —	$ 390,776
Adjustments	(5,006)	—	(5,006)
Impairments	—	(339,000)	(339,000)
Balance at March 31, 2009	385,770	(339,000)	46,770
Balance at March 31, 2010	$ 385,770	$(339,000)	$ 46,770

There were no changes to goodwill in fiscal 2010. The goodwill adjustment of $5.0 million in fiscal 2009 was due to settlement of acquisition-related tax contingencies.

Our annual impairment evaluation for goodwill in the fourth quarter of fiscal 2010 and fiscal 2008 did not indicate any impairment of our goodwill for fiscal 2010 or fiscal 2008. We were not at risk of failing step one of the fiscal 2010 annual impairment test. During the third quarter of fiscal 2009, we noted the presence of several indicators of impairment and performed an interim test to determine if our goodwill was impaired and recorded an estimated impairment charge of $339.0 million. Due to the complexity of goodwill impairment testing, our impairment analysis was completed in the fourth quarter of fiscal 2009 and we determined no additional impairment charges were required.

The interim impairment evaluation began in the third quarter of fiscal 2009 due to the following impairment indicators:

- a significant decline in our stock price, bringing market capitalization below book value;
- a significant adverse change in the business climate;
- negative current events and changed long-term economic outlook as a result of the financial market collapse that started at the end of the second quarter of fiscal 2009; and
- our need to test long-lived assets for recoverability under applicable accounting rules.

Significant assumptions used in this impairment test to determine fair value under the income approach were:

- expected future revenue growth rates ranging from -3% to 9%;
- operating profit margins ranging from 7% to 21%;
- working capital levels;
- asset lives used to generate future cash flows;
- a discount rate of 24% which is the rate of return an investor would expect to earn considering the relatively higher risk of newer hardware and software products;
- a terminal value multiple of 3%;
- a 38% income tax rate; and
- utilization of net operating loss carryforwards.

When measuring for possible impairment, future cash flows were discounted at a rate that was consistent with a weighted average cost of capital for a potential market participant. The weighted average cost of capital was an estimate of the total after-tax rate of return required by debt and equity holders of a business enterprise. In developing our discount rate assumption, we first considered a single discount rate for the whole business. Then we determined the relative risk of our newer hardware and software products should be factored into the required rate of return of a potential market participant, which increased the discount rate. A growth rate, or terminal value multiple, was used to calculate the terminal value of the business. The growth rate was the expected rate at which the income stream was projected to grow beyond the specified term used in projecting cash flows.

We assumed a 38 percent tax rate, adjusted for partial utilization of net operating loss carryforwards based on application of Internal Revenue Code Section 382. For our step two valuation, we measured the income tax impact by considering both a taxable and a nontaxable hypothetical sale transaction. Based on prior actual transactions, we concluded that a nontaxable sale to a potential market participant was more likely to occur. We recognized the associated fair value of deferred tax assets and liabilities assuming a nontaxable sale.

Intangible Assets

Acquired intangible assets are amortized over their estimated useful lives, which generally range from one to eight years. In estimating the useful lives of intangible assets, we considered the following factors:

- The cash flow projections used to estimate the useful lives of the intangible assets showed a trend of growth that was expected to continue for an extended period of time;
- Our tape automation products, disk backup products and software, in particular, have long development cycles; these products have experienced long product life cycles; and
- Our ability to leverage core technology into backup, recovery and archive solutions and, therefore, to extend the lives of these technologies.

Following is the weighted average amortization period for our intangible assets:

	Amortization (Years)
Purchased technology	6.2
Trademarks	7.5
Non-compete agreements	5.0
Customer lists	7.0
All intangible assets	6.6

Intangible amortization within our Consolidated Statements of Operations for the years ended March 31, 2010, 2009 and 2008 follows (in thousands):

	For the year ended March 31,		
	2010	2009	2008
Purchased technology	$22,469	$25,067	$31,857
Trademarks	810	2,018	3,457
Non-compete agreements	100	100	100
Customer lists	12,765	13,018	13,297
	$36,144	$40,203	$48,711

The following tables provide a summary of the carrying amount of intangible assets that will continue to be amortized (in thousands):

	As of March 31, 2010			As of March 31, 2009		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Purchased technology	$188,167	$(161,488)	$26,679	$188,167	$(139,019)	$ 49,148
Trademarks	27,260	(25,506)	1,754	27,260	(24,696)	2,564
Non-compete agreements	500	(368)	132	500	(268)	232
Customer lists	106,419	(61,892)	44,527	108,219	(50,927)	57,292
	$322,346	$(249,254)	$73,092	$324,146	$(214,910)	$109,236

The total expected future amortization related to intangible assets is provided in the table below (in thousands):

	Amortization
Fiscal 2011	$ 28,381
Fiscal 2012	20,385
Fiscal 2013	12,834
Fiscal 2014	8,400
Fiscal 2015	3,092
Total as of March 31, 2010	$ 73,092

We did not have impairment indicators for our long-lived assets in fiscal 2010 and fiscal 2008. In fiscal 2009, we had impairment indicators and performed an impairment analysis of our long-lived assets. The result of our fiscal 2009 impairment analysis was that the undiscounted cash flows exceeded the carrying value of the asset group and we concluded no impairment of our long-lived assets.

Note 6: Accrued Warranty and Indemnifications

Accrued Warranty

The following table details the change in the accrued warranty balance (in thousands):

	For the year ended March 31,	
	2010	2009
Balance as of April 1	$ 11,152	$ 19,862
Additional warranties issued	8,993	13,533
Adjustments for warranties issued in prior fiscal years	(2,887)	(2,257)
Settlements	(11,374)	(19,986)
Balance as of March 31	$ 5,884	$ 11,152

We generally warrant our products against defects from 12 to 36 months. A provision for estimated future costs and estimated returns for credit relating to warranty is recorded when products are shipped and revenue recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on historical trends and, if believed to be significantly different from historical trends, estimates of future failure rates and future costs of repair including materials consumed in the repair, labor and overhead amounts necessary to perform the repair.

If future actual failure rates differ from our estimates, we record the impact in subsequent periods. If future actual costs to repair were to differ significantly from our estimates, we would record the impact of these unforeseen cost differences in subsequent periods.

Indemnifications

We have certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Other than certain product liabilities recorded as of March 31, 2010 and 2009, we did not record a liability associated with these guarantees, as we have little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability may be mitigated by insurance coverage that we maintain.

In the normal course of business to facilitate transactions of our services and products, we indemnify certain parties with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, we have entered into indemnification agreements with our officers and directors, and our bylaws contain similar indemnification obligations to our agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by us under these agreements have not had a material impact on our operating results, financial position or cash flows.

Note 7: Convertible Subordinated Debt and Long-Term Debt

Our debt consists of the following (in thousands):

	As of March 31,	
	2010	2009
Convertible subordinated debt	$ 22,099	$160,000
Credit Suisse term loan	186,066	248,000
EMC term loans	121,717	—
	$329,882	$408,000

Convertible Subordinated Debt

On July 30, 2003, we issued 4.375% convertible subordinated notes ("the notes") in the aggregate principal amount of $160 million in a private placement transaction. The notes are unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. The notes mature on August 1, 2010, and are convertible at the option of the holders at any time prior to maturity into shares of Quantum common stock at a conversion price of $4.35 per share. As of March 31, 2010, the notes are included in current liabilities and as of March 31, 2009 in long-term liabilities in the Consolidated Balance Sheets.

On June 3, 2009, $87.2 million of aggregate principal of the notes were tendered in exchange for $850 per $1,000 principal amount, or $74.1 million. We also paid $1.3 million of accrued and unpaid interest on the notes tendered. This transaction was funded by a loan from EMC International Company described below.

On June 26, 2009, we entered into a private transaction with a noteholder to purchase $50.7 million of aggregate principal amount of notes for $48.2 million. We also paid $0.9 million in accrued and unpaid interest on the notes. We funded this transaction with $2.8 million of our own funds and the remaining $46.3 million with loans from EMC International Company, described below.

Gain (Loss) on Debt Extinguishment, Net of Costs

In connection with the tender offer and private transaction in fiscal 2010, we recorded a gain on debt extinguishment, net of costs, of $12.9 million comprised of the gross gain of $15.6 million, reduced by $2.1 million in expenses and $0.6 million of unamortized debt costs related to the refinanced notes.

In fiscal 2008, we recorded a $12.6 million loss on debt extinguishment due to retiring a prior credit facility with the proceeds from the term loan under the Credit Suisse credit agreement. The $12.6 million loss on debt extinguishment was comprised of $8.1 million of unamortized debt costs related to the prior credit facility and $4.5 million in prepayment fees.

Long-Term Debt

Credit Suisse Credit Agreement

On July 12, 2007, we refinanced a prior credit facility by entering into a senior secured credit agreement with Credit Suisse ("CS credit agreement") providing a $50 million revolving credit facility and a $400 million term loan. We borrowed $400 million on the term loan to repay all borrowings under a prior credit facility used to fund the Advanced Digital Information Corporation ("ADIC") acquisition. We incurred and capitalized $8.1 million of loan fees related to the CS credit agreement which are included in other long-term assets in our Consolidated Balance Sheets. These fees are being amortized to interest expense over the respective loan terms.

Under the CS credit agreement, the $400 million term loan matures on July 12, 2014, but was subject to accelerated maturity on February 1, 2010 if we did not repay, refinance to extend the maturity date, or convert into equity at least $135 million of the $160 million convertible subordinated debt prior to February 1, 2010. We are no longer at risk of acceleration of the maturity date related to this refinancing requirement as a result of the tender offer and private transaction described above. Interest accrues on the term loan at our option based on either, a prime rate plus a margin of 2.5%, or a LIBOR rate plus a margin of 3.5%. The interest rate on the term loan was 3.79% at March 31, 2010.

We make required quarterly principal payments on the term loan based on a formula in the CS credit agreement and we will make a final payment of all outstanding principal and interest at maturity. The term loan may be prepaid at any time; however, for any prepayments made before July 12, 2008 a prepayment fee of 1% of the principal amount being prepaid was assessed on such prepayments. In addition, on an annual basis, we are required to perform a calculation of excess cash flow which may require an additional payment of the principal amount if the excess cash flow requirements are not met. The fiscal 2010 and 2009 calculations of excess cash flow did not require additional principal payments. During fiscal 2010 and 2009, we made principal payments of $61.9 and $92.0 million, respectively on the CS credit agreement term loan. During fiscal 2009, we also incurred $0.5 million in prepayment fees.

Under the CS credit agreement we have the ability to borrow up to $50 million under a senior secured revolving credit facility which expires July 12, 2012. As of March 31, 2010, we have letters of credit totaling $1.4 million, reducing the amounts available to borrow on the revolver to $48.6 million. Interest accrues on the revolving credit facility at our option based on either, a prime rate plus a margin of 2.5%, or a LIBOR rate plus a margin of 3.5%. Quarterly, we are required to pay a 0.5% commitment fee on undrawn amounts under the revolving credit facility. We did not borrow from the revolving credit facility during fiscal 2010. We drew and repaid $31.0 million from our revolving credit facility during fiscal 2009.

There is a blanket lien on all of our assets under the CS credit agreement in addition to certain financial and reporting covenants which we are required to satisfy as a condition of the credit line and term loan including a limitation on issuing dividends or repurchasing our stock. As of March 31, 2010, we were in compliance with all covenants.

Amendment to Credit Suisse Credit Agreement

We amended our CS credit agreement on April 15, 2009 (the "Amendment"). The Amendment permitted us to refinance through issuance of equity or repurchase with our or any other funds the final $25.0 million outstanding convertible debt. As a condition of the Amendment, we made a prepayment of $40.0 million on the term loan on April 22, 2009. We funded this $40.0 million prepayment with $20.0 million of our cash on hand and $20.0 million from prepaid license fees under an OEM agreement. In addition, we agreed to prepay another $20.0 million of principal on the CS credit agreement upon refinancing a total of $135.0 million aggregate principal amount of the notes. We made this $20.0 million principal prepayment on July 6, 2009, which was funded from additional prepaid license fees under an OEM agreement.

EMC Credit Agreements

On June 3, 2009, we entered into an initial term loan agreement with EMC International Company ("initial EMC loan agreement") and on June 5, 2009 we borrowed $75.4 million, of which $74.1 million was used to purchase the convertible notes tendered and $1.3 million was used for payment of accrued interest on the notes tendered. We incurred and capitalized $1.5 million of loan fees related to the initial EMC loan agreement which are included in other long-term assets in our Consolidated Balance Sheets. These fees are being amortized to interest expense over the loan term.

The initial EMC loan agreement requires quarterly interest payments and bears a 12.0% fixed interest rate. Borrowings under the initial EMC loan agreement are junior to borrowings under our CS credit agreement and senior to all other indebtedness. There are no financial covenants and it is not secured by any collateral. Under the initial EMC loan agreement, the $75.4 million term loan matures on September 30, 2014 and allows prepayments to the extent not prohibited under our CS credit agreement. In the event we replace or refinance our CS credit agreement, the term loan matures the later of August 1, 2010 or one day after such replacement or refinancing. In the event that we use cash on hand to repay all amounts outstanding under the CS credit agreement, we have the right to exchange the initial EMC term loan for a senior secured term loan with terms substantially the same as the initial EMC loan agreement but with security, covenants and events of default similar to those contained in the CS credit agreement.

On June 29, 2009, we entered into a subsequent term loan agreement with EMC International Company ("subsequent EMC loan agreement") and on July 1, 2009 we borrowed $46.3 million to fund the purchase of additional convertible notes in the private transaction described above. We incurred and capitalized $0.2 million of loan fees related to the subsequent EMC loan agreement which are being amortized to interest expense over the loan terms. Borrowings under the subsequent EMC loan agreement have terms substantially similar to borrowings under the initial EMC loan agreement, including quarterly interest payments at a 12.0% fixed interest rate. The subsequent EMC loan agreement has two tranches of borrowings, with Tranche A having a scheduled maturity date of September 30, 2014 and Tranche B having a scheduled maturity date of December 31, 2011. On July 1, 2009 we drew $24.6 million on the Tranche A Term Loan and $21.7 million on the Tranche B Term Loan under the subsequent EMC loan agreement.

Debt Maturities

A summary of the scheduled maturities for our convertible subordinated debt and outstanding term loans as of March 31, 2010 follows (in thousands):

Fiscal 2011	$ 23,983
Fiscal 2012	23,602
Fiscal 2013	1,884
Fiscal 2014	1,884
Fiscal 2015	278,529
Total as of March 31, 2010	$329,882

Note 8: <u>Derivatives</u>

We do not engage in hedging activity for speculative or trading purposes. From the third quarter of fiscal 2007 through December 31, 2008, we had an interest rate collar instrument with a financial institution that fixed the interest rate on $87.5 million of our variable rate term loan between a three month LIBOR rate floor of 4.64% and a cap of 5.49% ("Collar 1") to minimize our exposure to interest rate changes. Under the terms of the CS credit agreement, we were required to hedge floating interest rate exposure on 50% of our funded debt balance through December 31, 2009. We entered into a separate interest rate collar instrument effective as of December 31, 2007 with another financial institution that fixed the interest rate on an additional $12.5 million of our variable rate term loan between a three month LIBOR rate floor of 2.68% and a cap of 5.25% through December 2008 and fixed the interest rate on $100.0 million of our variable rate term loan between the same floor and cap from December 31, 2008 through December 31, 2009 ("Collar 2"). Whenever the three month LIBOR rate was greater than the cap, we received from the financial institution the difference between the cap and the three month LIBOR rate on the notional amount. Conversely, whenever the three month LIBOR rate was lower than the floor, we remitted to the financial institution the difference between the floor and the three month LIBOR rate on the notional amount.

For Collar 1, during fiscal 2009, we incurred $1.0 million in additional interest expense because the three month LIBOR rate was below the floor. The three month LIBOR rate was within the floor and cap of Collar 1 during fiscal 2008. For Collar 2, we incurred $1.5 million and $0.3 million in additional interest expense in fiscal 2010 and 2009, respectively, because the three month LIBOR rate was below the floor of Collar 2. The three month LIBOR rate was within the floor and cap of Collar 2 during fiscal 2008.

Our interest rate collars did not meet all of the criteria necessary for hedge accounting. We recorded the fair market value in other accrued liabilities in the Consolidated Balance Sheets and the change in fair market value in interest income and other, net in the Consolidated Statements of Operations. We had a cumulative loss on the interest rate collar of $1.2 million as of March 31, 2009. In the Consolidated Statement of Operations we recognized gains of $1.2 million and $1.0 million in fiscal 2010 and 2009, respectively, and recognized loss of $2.1 million in fiscal 2008. As of March 31, 2010, both interest rate collars had expired.

(In thousands)	For the year ended March 31, 2010			
	Location of Gain Recognized in Income on Derivative	Amount of Gain Recognized in Income on Derivatives	Location of Gain on Hedged Item	Amount of Gain Recognized in Income Attributable to Risk Being Hedged
Interest Rate Collar Derivatives	Interest Income and Other, Net	$ 1,175	—	—

Note 9: Restructuring Charges

In fiscal 2009 and continuing in fiscal 2010, restructuring actions that consolidated operations supporting the business were undertaken to improve operational efficiencies and to adapt our operations in recognition of economic conditions. In fiscal 2008, restructuring actions were primarily due to restructuring portions of our research and development operations by partnering with a third party on certain research and development efforts. In addition, we also had restructuring actions in fiscal 2009 and 2008 that consolidated operations supporting our business as a result of right-sizing our operations following acquisitions. The following tables show the type of restructuring expense (reversal) for fiscal 2010, 2009 and 2008 (in thousands):

	For the year ended March 31,		
	2010	2009	2008
By expense type			
Severance and benefits	$ 602	$ 8,015	$5,778
Facilities	4,792	(1,229)	2,957
Fixed assets	—	—	568
Other	(599)	21	416
Total	$4,795	$ 6,807	$9,719
By cost reduction action			
Consolidate operations supporting our business	$4,795	$ 6,394	$4,155
Partner with third party on certain research and development efforts	—	413	5,564
Total	$4,795	$ 6,807	$9,719

Fiscal 2010

For fiscal 2010, restructuring charges were due to $4.8 million in remaining contractual lease payments for facilities vacated in the U.S. during fiscal 2010. We also vacated a facility in India and negotiated a settlement for an amount lower than the outstanding lease contract. Severance and benefits restructuring charges for fiscal 2010 were due largely to eliminating additional positions in the U.S. and changes in our estimates, primarily in Europe, as we completed settlement negotiations with various local authorities. The other restructuring reversal in fiscal 2010 was due to negotiating a settlement for contract termination fees related to a program cancelled in a prior year.

Fiscal 2009

During fiscal 2009, our restructuring severance and benefits resulted in a net expense of $8.0 million due primarily to our actions to consolidate operations supporting our business. The majority of our severance and benefits restructuring actions occurred in the second half of fiscal 2009 in response to the global economic downturn to realign our cost structure with market growth opportunities. The majority of the impacted employees were U.S. sales and marketing and research and development employees; however, all areas of the business, including international operations, were impacted by these restructuring actions. Severance and benefits charges accrued in fiscal 2009 were paid to the impacted employees during fiscal 2009 and 2010.

The net reversal of facility restructuring charges in fiscal 2009 was primarily due to negotiating settlements for lease liabilities on vacated facilities in Europe for amounts lower than the outstanding lease contracts.

Fiscal 2008

During fiscal 2008, our restructuring severance and benefits resulted in a net expense of $5.8 million primarily due to our decision to partner with a third party on certain research and development efforts and to a lesser extent actions to improve efficiencies in operations. The net restructuring expense was offset in part by reversals, primarily due to severance and benefits costs for employees whose positions were retained in a variety of functions throughout the world. Severance and benefit restructuring charges accrued in fiscal 2008 were paid to the impacted employees during fiscal 2008 and 2009.

We continued activities to consolidate our operations into fewer locations during fiscal 2008. Our facility restructuring charges were the result of consolidation actions in Boulder, Colorado and consolidating our European locations and service operations as well as early termination fees on telephone and data services. We also recorded $0.6 million in fixed asset write-offs in fiscal 2008 related to disposal of fixed assets due to consolidating operations within our European locations. Other restructuring charges were generally moving costs to consolidate inventory into fewer locations.

In addition to the restructuring charges incurred in fiscal 2008, we had $0.5 million in net reversals related to restructuring costs associated with exiting activities of pre-merger ADIC in the first quarter of fiscal 2008. These reversals were primarily due to severance and benefits costs for employees whose positions were retained in a variety of functions throughout the world. These reversals were recognized in the first quarter of fiscal 2008 as a reduction of the liability assumed in the purchase business combination that had been included in the allocation of the cost to acquire ADIC and, accordingly, resulted in a decrease to goodwill rather than an expense reduction.

The following tables show the activity and the estimated timing of future payouts for accrued restructuring (in thousands):

	Severance and benefits	Facilities	Fixed Assets	Other	Total
Balance as of March 31, 2007	$ 10,747	$ 792	$ —	$1,750	$ 13,289
Restructuring costs	9,110	3,368	568	562	13,608
Restructuring charge reversal	(3,834)	(411)	—	(146)	(4,391)
Cash payments	(15,619)	(1,023)	—	(755)	(17,397)
Non-cash charges and other	99	6	(568)	(812)	(1,275)
Balance as of March 31, 2008	503	2,732	—	599	3,834
Restructuring costs	8,567	26	—	21	8,614
Restructuring charge reversal	(552)	(1,255)	—	—	(1,807)
Cash payments	(5,105)	(615)	—	(21)	(5,741)
Non-cash charges and other	41	(260)	—	—	(219)
Balance as of March 31, 2009	3,454	628	—	599	4,681
Restructuring costs	1,182	5,047	—	—	6,229
Restructuring charge reversal	(580)	(255)	—	(599)	(1,434)
Cash payments	(3,597)	(2,124)	—	—	(5,721)
Non-cash charges and other	35	5	—	—	40
Balance as of March 31, 2010	$ 494	$ 3,301	$ —	$ —	$ 3,795
Estimated timing of future payouts:					
Fiscal 2011	$ 494	$ 1,597	$ —	$ —	$ 2,091
Fiscal 2012 to 2013	—	1,704	—	—	1,704
	$ 494	$ 3,301	$ —	$ —	$ 3,795

The $3.8 million restructuring accrual as of March 31, 2010 is primarily comprised of obligations for vacant facilities in addition to severance and benefits. The amounts accrued for vacant facilities in the U.S. will be paid over their respective lease terms, which continue through fiscal 2013. The amounts accrued for severance and benefits will be paid to impacted employees during the first half of fiscal 2011.

Additional charges may be incurred in the future related to these restructurings, particularly if the actual costs associated with restructured activities are higher than estimated. Until we achieve sustained profitability, we may incur additional charges in the future related to additional cost reduction steps. Future charges that we may incur associated with future cost reductions are not estimable at this time.

Note 10: Stock Incentive Plans and Share-Based Compensation

Description of Stock Incentive Plans

Long-Term Incentive Plan

We have a Long-Term Incentive Plan (the "Plan") that provides for the issuance of stock options, stock appreciation rights, stock purchase rights and long-term performance awards to our employees, officers and affiliates. The Plan has authorized 76.5 million shares of stock of which 13.3 million shares of stock were available for grant as of March 31, 2010. There are 29.7 million options and restricted shares outstanding under the Long-Term Incentive Plan.

Beginning in the first quarter of fiscal 2007, under the Plan we began granting restricted stock units with a zero purchase price in place of stock options in most cases to our existing employees. We continued to grant stock options to our existing employees in certain circumstances. Newly hired employees are typically granted stock options under the Plan. In fiscal 2010, due to a combination of factors including our share price at the beginning of the fiscal year, we primarily granted stock options to our existing employees. Stock options granted to existing employees in fiscal 2010 and fiscal 2009 generally vest annually over three years and have contractual terms of seven years. Stock options granted to newly hired employees in fiscal 2010 and fiscal 2009 generally vest 25% on the first anniversary of the grant date with the remainder vesting monthly at the rate of 1/48th over the following three years and have contractual terms of seven years. Grants in prior fiscal years typically had four year vesting terms and contractual terms of seven years while grants prior to fiscal 2004 had contractual terms of ten years. Options under the Plan are granted at prices determined by the Board of Directors, but at not less than the fair market value. The majority of restricted stock units granted in fiscal 2010 and 2009 vest over two years and restricted stock awards and units ("restricted stock") granted prior to fiscal 2009 generally vest over two to four years. Both options and restricted stock granted under the Plan are subject to forfeiture if employment terminates. In fiscal 2007, we granted restricted stock with both market and service vesting conditions that, upon meeting certain market conditions over one and two year periods from initial grant, vested over the two years following the grant date.

Supplemental Stock Plan

We have a Supplemental Stock Plan (the "SSOP"), which was not approved by our stockholders, that provided for the issuance of stock options and stock purchase rights to our employees and consultants. The SSOP was terminated effective April 1, 2003, from which time no new stock options or stock purchase rights have been or will be granted under the SSOP. Outstanding stock options and stock purchase rights granted under the SSOP prior to April 1, 2003 remained outstanding and continue to be governed by the terms and conditions of the SSOP. Options under the SSOP generally vested over two to four years and expire ten years after the grant date. Options granted under the SSOP are subject to forfeiture if employment terminates. There are 0.9 million options outstanding under the SSOP as of March 31, 2010, which expire at various times through January 2013.

Assumed Stock Option Plans

During the second quarter of fiscal 2007, in connection with our acquisition of ADIC, we assumed 14.7 million outstanding stock options granted under the four stock option plans of ADIC ("assumed option plans"). Outstanding options are governed by the Agreement and Plan of Merger ("Merger Agreement") and generally vest over four years from initial ADIC grant. No additional options will be granted under these assumed option plans. There are 4.3 million options outstanding under the assumed stock option plans as of March 31, 2010 which expire at various times through May 2015.

Other Stock Option Plans

We have other stock option plans (the "Other Plans") under which stock options, stock appreciation rights, stock purchase rights, restricted stock awards and long-term performance awards to our employees, consultants, officers and affiliates have been authorized. Restricted stock granted under the Other Plans generally vests over two to three years. Options granted under the Other Plans generally vest over one to four years and expire seven years after the grant date. Many of the Other Plans have been terminated. Outstanding stock options and stock purchase rights granted under those certain Other Plans that have been terminated remain outstanding and continue to be governed by the terms and conditions of the respective other stock option plan. Terminated plans included in Other Plans typically granted options which generally expire ten years from grant date. Options and restricted stock granted under all of the Other Plans are subject to forfeiture if employment terminates. Options under the Other Plans are granted at prices determined by the Board of Directors, but at not less than the fair market value. We have 6.1 million shares authorized under the Other Plans, of which 1.5 million options and restricted shares are outstanding, and 1.1 million shares were available for grant.

Stock Purchase Plan

We have an employee stock purchase plan (the "Purchase Plan") that allows for the purchase of stock at 85% of fair market value at the date of grant or the exercise date, whichever value is less. The Purchase Plan is qualified under Section 423 of the Internal Revenue Code. Under the Purchase Plan, rights to purchase shares are granted during the second and fourth quarter of each fiscal year. There were 9.2 million shares available for issuance as of March 31, 2010.

During fiscal 2009, our Board of Directors cancelled rights to purchase shares under our Purchase Plan for the fourth quarter of fiscal 2009 and for fiscal 2010. On January 1, 2010, the Purchase Plan was reinstated and amended to set the maximum number of shares available in any one offering period to no more than two million shares. Employees purchased 1.9 million shares and 2.6 million shares of common stock under the Purchase Plan in fiscal 2009 and 2008, respectively. The weighted-average price of stock purchased under the Purchase Plan was $1.37 and $2.08 in fiscal 2009 and 2008, respectively.

Determining Fair Value

Stock Options

We use the Black-Scholes option valuation model for estimating fair value of stock options granted under our plans and rights to acquire stock granted under our Purchase Plan. We amortize the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods. The expected life of awards granted represents the period of time that they are expected to be outstanding. We determine the expected life based on historical experience with similar awards, giving consideration to the contractual terms, exercise patterns and post-vesting forfeitures. We estimate volatility based on the historical volatility of our common stock over the most recent period corresponding with the estimated expected life of the award. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent term equal to the expected life of the award. We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation for those awards that are expected to vest. We adjust share-based compensation for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed.

The weighted-average estimated fair values and the assumptions used in calculating such values for stock options during each fiscal period are as follows:

	For the year ended March 31,		
	2010	2009	2008
Option life (in years)	3.9	4.0	3.8
Risk-free interest rate	2.05%	2.54%	4.51%
Stock price volatility	107.67%	56.59%	44.54%
Dividend yield	—	—	—
Weighted-average grant date fair value	$ 0.73	$ 0.66	$ 1.24

The above assumptions were used to calculate the fair value of options granted under the Long-Term Incentive Plan and Other Plans.

Restricted Stock

The fair value of our restricted stock is the intrinsic value as of the grant date.

Stock Purchase Plan

Under the Purchase Plan, rights to purchase shares are granted during the second and fourth quarter of each fiscal year. Due to reinstatement of the Purchase Plan on January 1, 2010, rights to purchase shares were granted in February 2010 and such shares will be purchased in August 2010, or the second quarter of fiscal 2011. The weighted-average fair values and the assumptions used in calculating fair values during each fiscal period are as follows:

	For the year ended March 31,		
	2010	2009	2008
Option life (in years)	0.50	0.50	0.50
Risk-free interest rate	0.15%	2.84%	3.93%
Stock price volatility	69.14%	60.98%	48.49%
Dividend yield	—	—	—
Weighted-average grant date fair value	$ 0.82	$ 0.81	$ 0.79

Share-Based Compensation Expense

The following tables summarize share-based compensation expense (in thousands):

	For the year ended March 31,		
	2010	2009	2008
Share-based compensation expense included in operations:			
Cost of revenue	$1,366	$ 1,419	$ 1,929
Research and development	2,373	2,722	3,778
Sales and marketing	2,581	2,695	3,269
General and administrative	3,469	3,756	5,022
Total share-based compensation expense	$9,789	$10,592	$13,998

	For the year ended March 31,		
	2010	2009	2008
Share-based compensation by type of award:			
Stock options	$3,633	$ 3,450	$ 5,911
Restricted stock	5,878	6,447	6,318
Stock purchase plan	278	695	1,769
Total share-based compensation expense	$9,789	$10,592	$13,998

The total share-based compensation cost capitalized as part of inventory as of March 31, 2010 and 2009 was not material. During fiscal 2010, 2009 and 2008, no tax benefit was realized for the tax deduction from option exercises and other awards due to our net operating losses and tax benefit carryforwards.

As of March 31, 2010, there was $6.9 million of total unrecognized compensation cost related to stock options granted under our plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.0 years. Total intrinsic value of options exercised for the years ended March 31, 2010, 2009 and 2008 was $1.9 million, $26,000 and $5.4 million, respectively. We settle stock option exercises by issuing additional common shares.

As of March 31, 2010, there was $4.3 million of total unrecognized compensation cost related to nonvested restricted stock granted under our plans. The unrecognized compensation cost for restricted stock is expected to be recognized over a weighted-average period of 1.0 years. Total fair value of awards released during the years ended March 31, 2010, 2009 and 2008 was $3.1 million, $2.6 million and $4.3 million, respectively, based on the fair value of our common stock on the date of award release. We issue additional common shares upon vesting of restricted stock units.

Stock Activity

Stock Options

A summary of activity relating to all of our stock option plans is as follows (options and intrinsic value in thousands):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of March 31, 2007	36,259	$ 3.62		
Granted	4,985	3.15		
Exercised	(5,847)	2.21		
Forfeited	(6,947)	5.54		
Expired	(283)	11.42		
Outstanding as of March 31, 2008	28,167	3.27		
Granted	2,597	1.60		
Exercised	(61)	1.41		
Forfeited	(4,159)	3.28		
Expired	(918)	5.64		
Outstanding as of March 31, 2009	25,626	3.02		
Granted	9,655	1.01		
Exercised	(1,883)	1.51		
Forfeited	(1,778)	3.32		
Expired	(291)	11.08		
Outstanding as of March 31, 2010	31,329	$ 2.40	4.11	$ 23,624
Vested and expected to vest at March 31, 2010	30,008	$ 2.46	4.02	$ 21,544
Exercisable as of March 31, 2010	20,049	$ 3.02	3.10	$ 7,952

The following table summarizes information about options outstanding and exercisable as of March 31, 2010 (options in thousands):

Range of Exercise Prices	Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Options Exercisable	Weighted-Average Exercise Price
$ 0.11 - $ 0.75	150	$ 0.32	5.74	41	$ 0.31
$ 0.77 - $ 1.13	8,793	0.98	6.13	263	0.90
$ 1.14 - $ 1.68	3,725	1.40	3.39	3,078	1.44
$ 1.69 - $ 2.53	7,513	2.08	3.58	6,628	2.07
$ 2.54 - $ 3.80	9,189	3.21	3.37	8,179	3.21
$ 3.82 - $ 5.70	326	3.99	4.34	227	3.99
$ 6.70 - $ 8.55	604	6.76	2.07	604	6.76
$ 8.72 - $12.82	963	10.40	0.93	963	10.40
$13.25 - $15.00	66	13.46	0.72	66	13.46
	31,329	$ 2.40	4.11	20,049	$ 3.02

Expiration dates ranged from May 2010 to March 2017 for options outstanding at March 31, 2010. Prices for options exercised during the three-year period ended March 31, 2010, ranged from $0.11 to $3.44.

Restricted Stock

A summary of activity relating to our restricted stock follows (shares in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested at March 31, 2007	3,714	$ 1.69
Granted	3,471	3.01
Vested	(1,355)	2.28
Forfeited	(922)	1.61
Nonvested at March 31, 2008	4,908	2.48
Granted	3,870	1.41
Vested	(1,887)	2.71
Forfeited	(633)	2.17
Nonvested at March 31, 2009	6,258	1.78
Granted	2,526	1.45
Vested	(2,853)	2.01
Forfeited	(796)	0.83
Nonvested at March 31, 2010	5,135	$ 1.64

Note 11: 401K Plan

Substantially all of the U.S. employees are eligible to make contributions to our 401(k) savings and investment plan. We matched a percentage of our employees' contributions through December 31, 2008 and could make discretionary contributions to the plan. Commencing in the fourth quarter of fiscal 2009, the plan was amended to remove automatic matching contributions and retain discretionary contributions. We made discretionary contributions in fiscal 2010 and in the fourth quarter of fiscal 2009 in an amount approximating our prior matching contribution rate. Employer contributions were $2.5 million, $2.9 million and $3.3 million in fiscal 2010, 2009 and 2008, respectively.

Note 12: Income Taxes

Income tax provision (benefit) consists of the following (in thousands):

	For the year ended March 31,		
	2010	2009	2008
Federal:			
Current	$ (465)	$(3,205)	$ 150
Deferred	—	—	—
	(465)	(3,205)	150
State:			
Current	(361)	321	699
Deferred	—	—	—
	(361)	321	699
Foreign:			
Current	2,577	2,319	(1,191)
Deferred	(477)	(316)	(140)
	2,100	2,003	(1,331)
Income tax provision (benefit)	$1,274	$ (881)	$ (482)

The income tax provision (benefit) differs from the amount computed by applying the federal statutory rate of 35% to income (loss) before income taxes as follows (in thousands):

	For the year ended March 31,		
	2010	2009	2008
Expense (benefit) at federal statutory rate	$ 6,268	$(125,701)	$(21,251)
State taxes	340	312	641
Unbenefited losses and credits	(5,591)	127,695	21,836
Net accrual (release) of contingent tax reserves	315	(3,154)	(1,558)
Other	(58)	(33)	(150)
	$ 1,274	$ (881)	$ (482)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows (in thousands):

	For the year ended March 31,	
	2010	2009
Deferred tax assets:		
Inventory valuation method	$ 15,254	$ 20,262
Accrued warranty expense	2,383	4,516
Distribution reserves	1,785	2,906
Loss carryforwards	46,270	42,921
Foreign tax and research and development credit carryforwards	236,472	243,407
Restructuring charge accruals	1,537	1,565
Other accruals and reserves not currently deductible for tax purposes	31,505	31,260
Depreciation and amortization methods	14,448	19,886
	349,654	366,723
Less valuation allowance	(255,356)	(270,403)
Deferred tax asset	$ 94,298	$ 96,320
Deferred tax liabilities:		
Acquired intangibles	$ (28,881)	$ (43,062)
Tax on unremitted foreign earnings	(18,053)	(18,951)
Other	(48,133)	(35,562)
Deferred tax liability	$ (95,067)	$ (97,575)
Net deferred tax liability	$ (769)	$ (1,255)

Pre-tax income (loss) reflected in the consolidated statements of operations for the years ended March 31, 2010, 2009 and 2008 are as follows (in thousands):

	For the year ended March 31,		
	2010	2009	2008
U.S.	$16,374	$(361,178)	$(48,806)
Foreign	1,534	2,033	(11,910)
	$17,908	$(359,145)	$(60,716)

A reconciliation of the gross unrecognized tax benefits follows (in thousands):

	For the year ended March 31,		
	2010	2009	2008
Balance at April 1	$32,210	$22,572	$26,010
Settlement and effective settlements with tax authorities and related remeasurements	—	(3,136)	(2,926)
Lapse of statute of limitations	(290)	(2,430)	(631)
Increase in balances related to tax positions taken in prior period	800	—	631
Decreases for tax positions taken in prior year	—	(807)	(512)
Increases in balances related to tax positions taken during current period	572	16,011	—
Balance at March 31	$33,292	$32,210	$22,572

During fiscal 2010, we recorded a net increase in our unrecognized tax benefits. Including interest and penalties, the total unrecognized tax benefit at March 31, 2010 was $34.0 million. Of this total, $34.0 million, if recognized, would favorably affect the effective tax rate.

We recognize interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. At March 31, 2010 accrued interest and penalties totaled $1.0 million.

We file our tax returns as prescribed by the laws of the jurisdictions in which we operate. Our U.S. tax returns have been audited for years through 2002 by the Internal Revenue Service. In other major jurisdictions, we are generally open to examination for the most recent three to five fiscal years. Although timing of the resolution and closure on audits is highly uncertain, we do not believe it is likely that the unrecognized tax benefits would materially change in the next 12 months.

In connection with the disposition of our hard-disk drive business, HDD, to Maxtor, we entered into a Tax Sharing and Indemnity Agreement with Maxtor, dated as of April 2, 2001 (the "Tax Sharing Agreement") that, among other things, defined each company's responsibility for taxes attributable to periods prior to April 2, 2001. Pursuant to a settlement agreement entered into between the companies dated as of December 23, 2004, Maxtor's remaining tax indemnity liability under section 3(a) of the Tax Sharing Agreement was limited to $8.8 million. As of March 31, 2010, $6.0 million remains as the indemnity liability. We believe that this amount is sufficient to cover the remaining potential tax liabilities under this section of the Tax Sharing Agreement.

As of March 31, 2010, we had federal net operating loss and tax credit carryforwards of approximately $176.9 million and $174.0 million, respectively. Our federal net operating loss carryforwards include $28.3 million attributable to excess tax deductions from stock option exercises, and are not included in the deferred tax assets shown above. The benefit of these loss carryforwards will be credited to equity when realized. The net operating loss and tax credit carryforwards expire in varying amounts beginning in fiscal 2011 if not previously utilized, the utilization of which is limited under the tax law ownership change provision. These carryforwards include $11.9 million of acquired net operating losses and $9.9 million of credits.

Our manufacturing operations in Malaysia operated under a tax holiday which expires in fiscal 2016. We sold this Malaysia subsidiary in fiscal 2008 and had no material tax holiday benefits in fiscal 2010, 2009 or 2008.

Due to our history of net losses, and the difficulty in predicting future results, we believe that we cannot rely on projections of future taxable income to realize the deferred tax assets. Accordingly, we have established a full valuation allowance against our U.S. net deferred tax assets. Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Our income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, our valuation allowance.

Certain changes in stock ownership could result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. Should the company undergo such a change in stock ownership, it would severely limit the usage of these carryover tax attributes against future income, resulting in additional tax charges.

Note 13: Net Income (Loss) Per Share

Equity Instruments Outstanding

We have granted stock options and restricted stock units under our Plans that, upon exercise and vesting, respectively, would increase shares outstanding. We issued 4.375% convertible subordinated notes which are convertible at the option of the holders at any time prior to maturity into shares of Quantum common stock at a conversion price of $4.35 per share. These notes, if converted, would increase shares outstanding.

On June 3, 2009, we entered into an agreement with EMC Corporation ("EMC") which provides for the issuance of certain warrants. On June 23, 2009, we issued a warrant to EMC to purchase 10 million shares of our common stock at a $0.38 per share exercise price. Only in the event of a change of control of Quantum will this warrant vest and be exercisable. It expires either seven years from the date of issuance or three years after a change of control, whichever occurs first. Due to these terms, no share-based compensation expense related to this warrant has been recorded to date.

In addition, under the June 3, 2009 agreement, as amended, we will grant additional warrants to EMC if certain DXi software revenue amounts are reached by specific dates. The necessary revenue amounts are not forecasted to be reached by the specific dates to cause additional warrants to be earned. If additional warrants are earned, they are issuable to EMC within 30 days following August 31, 2010 and August 31, 2011 with the same vesting and exercise conditions as the warrant issued June 23, 2009. In no event shall warrants be issued or exercisable to the extent that issuance or exercise would result in EMC holding, or being deemed to hold, more than 15% of our issued and outstanding capital stock. Upon exercise, warrants would increase shares outstanding.

Net Income (Loss) per Share

The following table set forth the computation of basic and diluted net income (loss) per share (in thousands, except per-share data):

	For the year ended March 31,		
	2010	2009	2008
Net income (loss)	$ 16,634	$(358,264)	$ (60,234)
Interest on dilutive notes	1,249	—	—
Net gain on extinguishment of dilutive notes	(12,859)	—	—
Net income (loss) for purposes of computing net income (loss) per diluted share	$ 5,024	$(358,264)	$ (60,234)
Weighted average shares and common share equivalents ("CSE"):			
Basic	212,672	209,041	202,432
Dilutive CSE from stock plans	4,056	—	—
Dilutive CSE from purchase plan	471		
Dilutive CSE from convertible notes	6,562	—	—
Diluted	223,761	209,041	202,432
Basic net income (loss) per share	$ 0.08	$ (1.71)	$ (0.30)
Diluted net income (loss) per share	$ 0.02	$ (1.71)	$ (0.30)

The computations of diluted net income (loss) per share for the periods presented excluded the following because the effect would have been antidilutive:

- 4.375% convertible subordinated notes issued in July 2003, which are convertible into shares of Quantum common stock (229.885 shares per $1,000 note) at a conversion price of $4.35 per share. For fiscal 2010, 5.1 million weighted equivalent shares were excluded. For fiscal 2009 and 2008, 36.8 million weighted equivalent shares were excluded.
- For fiscal 2010, options to purchase 18.8 million weighted average shares were excluded. Options to purchase 25.6 million shares and 28.2 million shares were excluded for fiscal 2009 and 2008, respectively.
- Unvested restricted stock units of 0.2 million weighted average shares for fiscal 2010 were excluded. Unvested restricted stock units of 6.3 million shares and 4.9 million shares outstanding at March 31, 2009 and 2008, respectively, were excluded.

Note 14: Litigation

On October 9, 2007, we filed a lawsuit against Riverbed Technology, Inc. ("Riverbed") in the U.S. District Court in the Northern District of California, alleging Riverbed's prior and continuing infringement of a patent held by Quantum related to data deduplication technology. On November 13, 2007, Riverbed filed a countersuit against Quantum alleging our infringement of a data deduplication patent held by Riverbed. On September 30, 2008, Quantum and Riverbed settled their mutual patent infringement lawsuits that were pending. The settlement agreement included a mutual covenant not to sue related to the parties' data deduplication patents and a one-time $11.0 million payment from Riverbed to Quantum. The mutual covenant not to sue provided for in the settlement agreement operates similarly to a cross license. This $11.0 million was based on prior sales of the parties' data deduplication products. In addition, the parties agreed, for a period of three years, not to file any patent infringement lawsuits against the other party. The $11.0 million settlement was recorded in royalty revenue for the second quarter of fiscal 2009.

Note 15: Sale of Malaysia Subsidiary

On July 1, 2007 we sold a Malaysia subsidiary to a third party contract manufacturer ("the Purchaser") for approximately $8.3 million in cash. We effectively sold the assets of our Malaysian manufacturing operation, including the facility, inventory and other assets, and the Purchaser assumed certain liabilities in the sale. There was no gain or loss from this sale. We received net proceeds of $2.2 million, net of cash sold. In connection with the sale agreement, a workforce of approximately 600 employees employed by us at June 30, 2007 transferred their employment to the Purchaser on July 1, 2007. The value of assets sold to and liabilities assumed by the Purchaser on July 1, 2007 was as follows (in thousands):

	Amount
Cash and cash equivalents	$ 6,140
Inventories	7,031
Property and equipment, net	5,111
Other assets	422
Accounts payable	(8,305)
Other accrued liabilities	(2,083)
	$ 8,316

Note 16: Commitments and Contingencies

Lease Commitments

We lease certain facilities under non-cancelable lease agreements. We also have equipment leases for various office equipment. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses and provisions for maintenance, taxes or insurance. These leases are operating leases.

In February 2006, we leased a campus facility in Colorado Springs, Colorado, comprised of three buildings in three separate operating leases with initial terms of five, seven and 15 years. We negotiated a reduced lease term through November 2009 for a portion of one building, which we subleased to a third party. The future minimum lease payment schedule below includes $33.0 million for this Colorado Springs campus.

Rent expense was $13.8 million, $15.5 million and $17.3 million for fiscal 2010, 2009 and 2008, respectively. Sublease income was $0.7 million, $1.3 million and $1.2 million for fiscal 2010, 2009 and 2008, respectively.

Future minimum lease payments under operating leases and sublease income are as follows (in thousands):

	Lease Payments	Sublease Income
For the year ending March 31,		
2011	$14,214	$ 107
2012	11,237	44
2013	7,021	—
2014	4,972	—
2015	4,743	—
Thereafter	21,159	—
	$63,346	$ 151

Commitments for Additional Investments

As of March 31, 2010, we had commitments to provide an additional $1.1 million in capital funding towards investments we currently hold in two limited partnership venture capital funds. If the limited partnership venture capital funds make a capital call, we will invest funds as required until our remaining commitments are satisfied.

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We are responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that the contract manufacturer had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for finished goods in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2010 and 2009, we had issued non-cancelable purchase commitments for $40.3 million and $48.4 million, respectively, to purchase finished goods from our contract manufacturers and had accrued $0.7 million and $0.5 million as of March 31, 2010 and 2009, respectively, for finished goods in excess of current customer demand or for the costs of excess or obsolete inventory.

Note 17: Geographic and Customer Information

Revenue, attributed to regions based on the location of customers, and long-lived assets, comprised of property and equipment, by region were as follows (in thousands):

	For the year ended March 31,					
	2010		2009		2008	
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets
Americas	$448,830	$ 22,522	$533,000	$ 25,787	$645,264	$ 35,580
Europe	188,367	1,099	218,157	1,610	263,624	2,417
Asia Pacific	44,230	907	57,815	1,156	66,814	1,274
	$681,427	$ 24,528	$808,972	$ 28,553	$975,702	$ 39,271

We had one customer that accounted for 10% or more of our revenue in current and prior years (revenue in millions):

	For the year ended March 31,					
	2010		2009		2008	
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Dell	$ 86.5	13%	$ 116.6	14%	$ 155.5	16%

Following are revenues attributable to each of our product groups, services and royalties (in thousands):

	For the year ended March 31,		
	2010	2009	2008
Disk backup systems and software solutions	$ 83,508	$ 87,574	$ 49,226
Tape automation systems	263,977	317,907	425,795
Devices and non-royalty media	108,616	151,003	239,816
Service	156,477	164,664	160,920
Royalty	68,849	87,824	99,945
Total Revenue	$681,427	$808,972	$975,702

Note 18: Unaudited Quarterly Financial Data

(In thousands, except per-share data)

	For the year ended March 31, 2010			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$160,340	$174,926	$ 181,710	$164,451
Gross margin	$ 61,643	$ 76,629	$ 74,716	$ 67,049
Net income (loss)	$ 5,008	$ 11,355	$ 4,636	$ (4,365)
Basic net income (loss) per share	$ 0.02	$ 0.06	$ 0.02	$ (0.02)
Diluted net income (loss) per share	$ (0.02)	$ 0.04	$ 0.02	$ (0.02)

	For the year ended March 31, 2009			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$221,791	$215,390	$ 203,668	$168,123
Gross margin	$ 74,839	$ 82,875	$ 85,786	$ 60,814
Net loss	$ (14,338)	$ (3,264)	$(328,776)	$ (11,886)
Basic and diluted net loss per share	$ (0.07)	$ (0.01)	$ (1.58)	$ (0.05)

Net income for fiscal 2010 included a $12.9 million gain on debt extinguishment, net of costs, of which $11.3 million and $1.6 million were recorded in the first and second quarters of fiscal 2010, respectively. The results of operations for fiscal 2009 included a $339.0 million goodwill impairment charge which was recorded in the third quarter of fiscal 2009.

QUANTUM CORPORATION

SCHEDULE II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts (in thousands):

	Balance at beginning of period	Additions (Releases) charged to expense	Deductions (i)	Balance at end of period
For the year ended:				
March 31, 2008	$ 6,431	$ 444	$ (1,129)	$ 5,746
March 31, 2009	5,746	569	(4,316)	1,999
March 31, 2010	1,999	(453)	(748)	798

(i) Uncollectible accounts written off, net of recoveries.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section of this Annual Report on Form 10-K includes information concerning the controls and controls evaluation referenced in the certifications. This section of the Annual Report on Form 10-K should be read in conjunction with the certifications and the report of PricewaterhouseCoopers LLP ("PwC") as described below, for a more complete understanding of the matters presented.

Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. This control evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or the Exchange Act, such as this Annual Report on Form 10-K is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission, or the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based on the controls evaluation, our CEO and CFO have concluded that, subject to the inherent limitations noted below, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information relating to us is made known to management, including the CEO and the CFO, particularly during the time when our periodic reports are being prepared.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2010 based on the guidelines established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2010 to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

PwC, our independent registered public accounting firm, has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of March 31, 2010, as set forth at the beginning of Part II, Item 8 of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting during the fourth quarter of fiscal 2010 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Non-Audit Services of Independent Auditors

Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 ("the Act"), signed into law on July 30, 2002, require that all audit services and non-audit services by our independent auditors must be pre-approved by our Audit Committee. Furthermore, the Act prohibits an auditor from performing certain non-audit services for an audit client regardless of the Audit Committee's approval, subject to certain exceptions issued by the Public Company Accounting Oversight Board. All services performed by PwC during fiscal 2010 were approved by our Audit Committee, consistent with our internal policy.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this item with respect to our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth in our proxy statement for the 2010 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2010. For information pertaining to our executive officers, refer to the "Executive Officers of Quantum Corporation" section of Part I, Item 1 of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer. This code of ethics is posted on our website. The Internet address for our website is: http://www.quantum.com, and the code of ethics may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of the code are available free upon request by a stockholder.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

We have adopted Corporate Governance Principles, which are available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of our Corporate Governance Principles are available free upon request by a stockholder. The charters of our Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee are also available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page and then choosing "Corporate Governance." Copies of these committee charters are available free upon request by a stockholder.

ITEM 11. Executive Compensation

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2010 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2010.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following discloses our equity compensation plan information (securities in thousands):

	Year ended March 31, 2010		
	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))
Equity Compensation Plans approved by stockholders (1)	31,179	$ 2.00	14,417
Equity Compensation Plans not approved by stockholders (2), (3)	5,264	$ 2.60	—
	36,443	$ 2.09	14,417

(1) Included in the stockholder approved plans are 5.1 million restricted stock units with a zero purchase price. The weighted average exercise price of outstanding options for stockholder approved plans is $2.39.

(2) The Supplemental Stock Option Plan ("SSOP") was terminated April 1, 2003, from which time no new stock options or stock purchase rights will be granted. Outstanding stock options granted under the SSOP prior to April 1, 2003, remain outstanding and continue to be governed by the terms and conditions of the SSOP.

(3) Advanced Digital Information Corporation's 1999 Stock Incentive Compensation Plan and 1996 Stock Option Plan were assumed by Quantum on August 22, 2006 according to the terms detailed in the Agreement and Plan of Merger dated May 2, 2006 ("Merger Agreement"). Such outstanding options granted under these plans continue to be governed by the terms and conditions of the respective plan; however, the number of options and exercise prices of the outstanding options were changed in accordance with the formula in the Merger Agreement for the right to purchase Quantum common stock.

We also have an employee stock purchase plan with 9.2 million shares available for issuance that has been approved by stockholders.

The remaining information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2010 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2010.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2010 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2010.

ITEM 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2010 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2010.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K, including the Consolidated Financial Statements, financial statement schedules and any exhibits for our most recent fiscal year. All requests should be sent to:

Investor Relations
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, California 95110
(408) 944-4450

(a) The following documents are filed as a part of this Report:

1. **Financial Statements**—Our Consolidated Financials Statements are listed in the Index to Consolidated Financial Statements.

2. **Financial Statement Schedules** — Our consolidated valuation and qualifying accounts (Schedule II) financial statement schedule is listed in the Index to Consolidated Financial Statements. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the notes hereto.

(b) **Exhibits**

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Registrant.	8-K	001-13449	3.1	August 16, 2007
3.2	Amended and Restated By-laws of Registrant, as amended.	8-K	001-13449	3.1	December 5, 2008
3.3	Certificate of Designation of Rights, Preferences and Privileges of Series B Junior Participating Preferred Stock.	S-3	333-109587	4.7	October 9, 2003
3.4	Certification of Amendment to the Bylaws of Quantum Corporation, as adopted on January 20, 2010.	8-K	001-13449	3.1	January 26, 2010
4.1	Stockholder Agreement, dated as of October 28, 2002, by and between Registrant and Private Capital Management.	10-Q	001-13449	4.2	November 13, 2002
4.2	Indenture, dated as of July 30, 2003, between Registrant and U.S. Bank National Association, related to the Registrant's convertible debt securities.	S-3	333-109587	4.1	October 9, 2003
10.1	Form of Indemnification Agreement between Registrant and the Named Executive Officers and Directors. *	8-K	001-13449	10.4	April 4, 2007
10.2	Form of Amended and Restated Officer Change of Control Agreement between Registrant and the Executive Officers (other than the Chief Executive Officer). *	8-K	001-13449	10.4	November 15, 2007
10.3	Form of Amended and Restated Chief Executive Officer Change of Control Agreement, between Registrant and the Chief Executive Officer. *	8-K	001-13449	10.3	November 15, 2007
10.4	Form of Amended and Restated Director Change of Control Agreement, between Registrant and the Directors. (Other than the Chairman and the CEO). *	8-K	001-13449	10.5	November 15, 2007
10.5	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 2007. *	8-K	001-13449	10.1	November 15, 2007
10.6	Form of Restricted Stock Unit Agreement. For U.S. employees under the Amended and Restated 1993 Long-Term Incentive Plan. *	10-Q	001-13449	10.3	November 7, 2008
10.7	Form of Restricted Stock Unit Agreement. For non-U.S. employees under the Amended and Restated 1993 Long-Term Incentive Plan. *	10-Q	001-13449	10.4	November 7, 2008
10.8	1993 Long-Term Incentive Plan Form of Stock Option Agreement. *	Schedule TO	005-35818	99(d)(5)	June 4, 2001
10.9	Amended and Restated Nonemployee Director Equity Incentive Plan effective November 10, 2007. *	8-K	001-13449	10.2	November 15, 2007
10.10	Form of Director Grant Agreement under the Amended and Restated Nonemployee Director Equity Incentive Plan, effective November 10, 2007. *	8-K	001-13449	10.2	August 23, 2007
10.11	Form of Restricted Stock Unit Agreement under the Amended and Restated Nonemployee Director Equity Incentive Plan, effective November 10, 2007. *	10-Q	001-13449	10.2	November 7, 2008

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit(s)	Filing Date
10.12	Amended and Restated Employee Stock Purchase Plan, dated August 18, 2008. *	8-K	001-13449	10.1	August 22, 2008
10.13	Employment Offer Letter, dated August 31, 2006, between Registrant and William C. Britts. *	8-K	001-13449	10.1	September 7, 2006
10.14	Amendment to Employment Offer Letter between Registrant and William C. Britts. *	10-Q	001-13449	10.6	November 7, 2008
10.15	Amendment to Employment Offer Letter between Registrant and William C. Britts.*	10-Q	001-13449	10.3	February 5, 2010
10.16	Employment Offer Letter, dated August 28, 2006, between Registrant and Jon W. Gacek. *	8-K	001-13449	10.3	September 7, 2006
10.17	Amendment to Employment Offer Letter between Registrant and Jon W. Gacek. *	10-Q	001-13449	10.7	November 7, 2008
10.18	Amendment to Employment Offer Letter between Registrant and Jon W. Gacek.*	10-Q	001-13449	10.4	February 5, 2010
10.19	Amendment to Employment Offer Letter between Registrant and Richard E. Belluzzo. *	10-Q	001-13449	10.5	November 7, 2008
10.20	Amendment to Employment Offer Letter between Registrant and Richard E. Belluzzo.*	10-Q	001-13449	10.2	February 5, 2010
10.21	Offer Letter, dated May 25, 2007, between Registrant and Joseph A. Marengi. *	8-K	001-13449	10.1	May 25, 2007
10.22	Senior Secured Credit Agreement, dated July 12, 2007, by and among the Registrant, Credit Suisse, as Collateral Agent, Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders party thereto.	10-Q	001-13449	10.8	August 9, 2007
10.23	Security Agreement, dated July 12, 2007, among the Registrant and the other Grantors referred to therein.	10-Q	001-13449	10.9	August 9, 2007
10.24	Amendment No. 1, dated as of April 15, 2009, to Senior Secured Credit Agreement, dated July 12, 2007, by and among the Registrant, Credit Suisse, as Administrative Agent, and the Lenders thereto.	8-K	001-13449	10.1	April 16, 2009
10.25	Offer Letter of Mr. Bruce A. Pasternack, dated July 12, 2007. *	8-K	001-13449	10.1	July 18, 2007
10.26	Offer Letter of Mr. Dennis P. Wolf, dated July 12, 2007. *	8-K	001-13449	10.2	July 18, 2007
10.27	Agreement for Purchase and Sale of Real Property, dated as November 18, 2005, among Registrant, SELCO Service Corporation and CS/Federal Drive LLC, as amended by Amendments 1 through 6.	8-K	001-13449	10.1	February 10, 2006
10.28	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building A).	8-K	001-13449	10.2	February 10, 2006
10.29	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building B).	8-K	001-13449	10.3	February 10, 2006

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.30	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building C).	8-K	001-13449	10.4	February 10, 2006
10.31	Patent Cross License Agreement, dated February 27, 2006, between Registrant and Storage Technology Corporation.	8-K	001-13449	10.1	March 3, 2006
10.32	Tax Sharing and Indemnity Agreement by and among Registrant, Maxtor Corporation and Insula Corporation, dated April 2, 2001.	8-K	001-13449	10.1	December 29, 2004
10.33	Mutual General Release and Global Settlement Agreement, dated as of December 23, 2004, between Maxtor Corporation and Registrant.	10-Q	001-13449	10.4	February 2, 2005
10.34	Offer Letter, dated August 20, 2007, between Registrant and Paul Auvil. *	8-K	001-13449	10.1	August 29, 2007
10.35	Senior Subordinated Term Loan Agreement, dated as of June 3, 2009, by and between Quantum Corporation and EMC International Company.	8-K	001-13449	10.1	June 9, 2009
10.36	Warrant Purchase Agreement, dated as of June 3, 2009, by and between Quantum Corporation and EMC Corporation.	8-K	001-13449	10.1	June 9, 2009
10.37	First Amendment to the Purchase Agreement, dated as of June 17, 2009, by and between Quantum Corporation and EMC Corporation.	8-K	001-13449	10.1	June 23, 2009
10.38	Supplemental Senior Subordinated Term Loan Agreement dated as of June 29, 2009, by and between Quantum Corporation and EMC International Company.	8-K	001-13449	10.1	July 1, 2009
10.39	Note Purchase Agreement, dated as of June 26, 2009, by and between Quantum Corporation and Tennenbaum Multi-Strategy Master Fund.	8-K	001-13449	10.2	July 1, 2009
10.40	Amended and Restated Employee Stock Purchase Plan, dated January 1, 2010.	8-K	001-13449	10.1	January 6, 2010
12.1	Ratio of Earnings to Fixed Charges. ‡				
21	Quantum Subsidiaries. ‡				
23.1	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP. ‡				
23.2	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP. ‡				

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
24	Power of Attorney (see signature page).				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				

* Indicates management contract or compensatory plan, contract or arrangement.
‡ Filed herewith.
† Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM CORPORATION

/s/ JON W. GACEK

Jon W. Gacek
Executive Vice President, Chief Financial Officer
and Chief Operating Officer

Dated: June 11, 2010

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard E. Belluzzo and Jon W. Gacek, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on June 11, 2010.

Signature	Title
/s/ RICHARD E. BELLUZZO Richard E. Belluzzo	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ JON W. GACEK Jon W. Gacek	Executive Vice President, Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)
/s/ PAUL R. AUVIL III Paul R. Auvil III	Director
/s/ MICHAEL A. BROWN Michael A. Brown	Director
/s/ THOMAS S. BUCHSBAUM Thomas S. Buchsbaum	Director
/s/ EDWARD M. ESBER, JR. Edward M. Esber, Jr.	Director
/s/ ELIZABETH A. FETTER Elizabeth A. Fetter	Director
/s/ JOSEPH A. MARENGI Joseph A. Marengi	Director
/s/ BRUCE A. PASTERNACK Bruce A. Pasternack	Director
/s/ DENNIS P. WOLF Dennis P. Wolf	Director

QUANTUM CORPORATION

EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended March 31,				
(In thousands)	**2010**	**2009**	**2008**	**2007**	**2006**
Income (loss) from continuing operations before income taxes	$17,908	$(359,145)	$(60,716)	$(59,156)	$(40,081)
Add fixed charges	30,704	34,389	64,337	46,545	15,789
Earnings (as defined)	$48,612	$(324,756)	$ 3,621	$(12,611)	$(24,292)
Fixed charges:					
Interest expense	$26,139	$ 29,261	$ 58,627	$ 40,748	$ 9,976
Amortization of debt issuance costs	(i), (ii)	(i)	(i), (iii)	(i)	(i)
Estimated interest component of rent expenses	4,565	5,128	5,710	5,797	5,813
Total fixed charges	$30,704	$ 34,389	$ 64,337	$ 46,545	$ 15,789
Ratio of earnings to fixed charges	1.58	(iv)	(iv)	(iv)	(iv)

(i) In all years presented, the amortization of debt issuance costs is included in interest expense.

(ii) Interest expense for fiscal 2010 in this table is comprised of: (a) $25.5 million of interest expense and amortization of debt issuance costs as presented in interest expense in the Consolidated Statements of Operations and (b) $0.6 million in amortization of debt issuance costs related to convertible subordinated notes retired in fiscal 2010. The $0.6 million in amortization of debt issuance costs related to convertible subordinated notes retired in fiscal 2010 are included in gain (loss) on debt extinguishment, net of costs in the Consolidated Statements of Operations for fiscal 2010.

(iii) Interest expense for fiscal 2008 in this table is comprised of: (a) $46.0 million of interest expense and amortization of debt issuance costs as presented in interest expense in the Consolidated Statements of Operations, (b) $8.1 million in amortization of debt issuance costs related to the repayment of the prior debt facility in fiscal 2008 and (c) $4.5 million in prepayment fees related to the repayment of the prior debt facility in fiscal 2008. Both the $8.1 million in amortization of debt issuance costs and the $4.5 million in prepayment fees related to the repayment of a prior debt facility in fiscal 2008 are included in gain (loss) on debt extinguishment, net of costs in the Consolidated Statements of Operations for fiscal 2008.

(iv) Earnings, as defined, were insufficient to cover fixed charges by $359.1 million, $60.7 million, $59.2 million, and $40.1 million for fiscal 2009, 2008, 2007 and 2006, respectively.

Exhibit 21

QUANTUM CORPORATION

SUBSIDIARIES OF THE REGISTRANT

1 A.C.N. 120.786.012 Pty. Ltd., an Australian company

2 Advanced Digital Information Corporation, a Washington Corporation

3 Certance (US) Holdings, Inc., a Delaware corporation

4 Certance Holdings Corporation, a Delaware corporation

5 Certance LLC, a Delaware limited liability company

6 Quantum Beteiligungs GmbH, a German corporation

7 Quantum Boehmenkirch GmbH & Co. KG, a German corporation

8 Quantum Distribution UK Ltd., a United Kingdom corporation

9 Quantum GmbH, a German corporation

10 Quantum India Development Center Private Ltd., an Indian company

11 Quantum International Inc., a Delaware corporation

12 Quantum Korea Co. Ltd., a Korean corporation

13 Quantum Peripherals (Europe) SARL, a Swiss corporation

14 Quantum SARL, a French corporation

15 Quantum Storage Australia Pty. Ltd., an Australian corporation

16 Quantum Storage France, a French corporation

17 Quantum Storage GmbH, a Swiss corporation

18 Quantum Storage Japan Corporation, a Japanese corporation

19 Quantum Storage Singapore Pte. Ltd., a Singapore private company

20 Quantum Storage UK Ltd., a United Kingdom corporation

21 Rocksoft Pty. Ltd., an Australian company

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-64350, 333-136912, 333-147621 and 333-161060) of Quantum Corporation of our report dated June 11, 2010 relating to the financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Seattle, Washington
June 11, 2010

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-64350, 333-136912, 333-147621 and 333-161060) pertaining to the Quantum Corporation Supplemental Stock Option Plan; 1996 Board of Directors Stock Option Plan; Amended and Restated 1993 Long-Term Incentive Plan; Advanced Digital Information Corporation 1996 Stock Option Plan; Advanced Digital Information Corporation Amended and Restated 1999 Stock Incentive Compensation Plan of Quantum Corporation; Quantum Corporation Amended and Restated Nonemployee Director Equity Incentive Plan; the Amended and Restated Employee Stock Purchase Plan and ADIC-Rocksoft Employee Pool Share Plan of our report dated June 11, 2008, with respect to the consolidated financial statements and schedule of Quantum Corporation, included in this Annual Report (Form 10-K) for the year ended March 31, 2010.

/s/ Ernst & Young LLP

Palo Alto, California

June 11, 2010

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Richard E. Belluzzo, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 11, 2010

/s/ RICHARD E. BELLUZZO

Richard E. Belluzzo
Chairman and Chief Executive Officer

CERTIFICATION PURSUANT TO SECTION 302(a)
OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 11, 2010

/s/ JON W. GACEK
Jon W. Gacek
Executive Vice President, Chief Financial Officer
and Chief Operating Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard E. Belluzzo, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 11, 2010

QUANTUM CORPORATION

/s/ RICHARD E. BELLUZZO

Richard E. Belluzzo
Chairman and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 11, 2010

QUANTUM CORPORATION

/s/ JON W. GACEK

Jon W. Gacek
Executive Vice President, Chief Financial Officer
and Chief Operating Officer

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Quantum®

Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110 U.S.A.
www.quantum.com